Exhibit 2.1

STOCK PURCHASE AGREEMENT

by and between

PLATFORM SPECIALTY PRODUCTS CORPORATION,

and

UPL CORPORATION LTD.

Dated as of July 20, 2018

i

EXHIBITS

1.01(a)	Closing Company Debt
1.01(b)	Retention Bonuses
1.01(c)	Illustrative Calculation of Closing Net Working Capital
1.01(d)	Subsidiaries
1.01(e)	Payoff Indebtedness
1.01(f)	Seller’s Knowledge
1.01(g)	Minimum Cash Balance
2.02(a)(vii)	Specified Adjustments to Purchase Price
2.04(a)	Stock Power
2.04(c)	Seller Resolutions Certificate
2.04(d)	Seller Signatory Certificate
2.04(e)	Seller Bring-Down Certificate
2.04(f)	Seller FIRPTA Certificate
2.04(g)	Form of Resignation Letter
2.04(k)	Taiwan Product Registrations
2.05(b)	Purchaser Resolutions Certificate
2.05(c)	Purchaser Signatory Certificate
2.05(d)	Purchaser Bring-Down Certificate
4.06	Purchaser Financial Statements
5.04	Competition Law Filings
5.06	Form of Transition Services Agreement
5.09	Non-Solicitation
6.01(a)	Retained Plans
8.03	Ring-Fenced Foreign Antitrust Approvals
10.01(e)	Indemnification Matters

v

STOCK PURCHASE AGREEMENT

This Stock Purchase Agreement (this “Agreement”) is made and entered into as of July 20, 2018 by and between Platform Specialty Products Corporation, a Delaware corporation (the “Seller”), and UPL Corporation Ltd., a Mauritius public limited company (the “Purchaser”).

WHEREAS, the Seller owns all the issued and outstanding shares (the “Shares”) of common stock, $0.01 par value per share (the “Common Stock”), of Arysta LifeScience Inc., a Delaware corporation (the “Company”);

WHEREAS, the Acquired Companies (as defined below) are engaged in the business of manufacturing, distributing, selling, developing, formulating, registering and marketing crop protection products (including biosolution products, seed treatments and related agricultural treatment products) around the world (the “Business”); and

WHEREAS, the Seller wishes to sell to the Purchaser, and the Purchaser wishes to purchase from the Seller, the Shares, all upon the terms and subject to the conditions set forth herein.

NOW, THEREFORE, in consideration of the promises and the mutual agreements and covenants hereinafter set forth, and intending to be legally bound, the Seller and the Purchaser hereby agree as follows:

ARTICLE I

DEFINITIONS

SECTION 1.01. Certain Defined Terms

For purposes of this Agreement:

“Acquired Companies” means, collectively, the Company and the Acquired Subsidiaries, and “Acquired Company” means any of them, individually.

“Acquired Company Acquisition Agreement” means, collectively, the transaction agreements pursuant to which the Seller acquired each of Percival S.A., the Chemtura AgroSolutions business from Chemtura Corporation and Arysta LifeScience Limited.

“Acquired Subsidiaries” means, collectively, the Operating Subsidiaries and the Dormant Subsidiaries, and “Acquired Subsidiary” means any of them, individually.

“Action” means any claim, charge, action, suit, arbitration, inquiry, proceeding, investigation, audit, examination, hearing or suit commenced, brought, conducted or heard by or before any Governmental Authority.

“Affiliate” means, with respect to any specified Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person.

“Ancillary Agreements” means the Transition Services Agreement and such other agreements entered into concurrently with the execution of this Agreement.

“Assets” means the assets and properties of the Acquired Companies.

“Business Day” means any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by Law to be closed in India, Singapore, the United Arab Emirates (but excluding Fridays unless a specific Friday coincides with another public holiday in the United Arab Emirates), the City of New York or the City of London.

“CFIUS” means the Committee on Foreign Investment in the United States, or any member agency thereof acting in its capacity as a CFIUS member agency.

“CFIUS Approval” means (a) the Seller and the Purchaser shall have received written notice from CFIUS stating that: (i) CFIUS has concluded that the transactions contemplated by this Agreement are not a “covered transaction” and not subject to review under applicable Law; or (ii) the review or investigation of the transactions contemplated by this Agreement under the DPA have been concluded, and there are no unresolved national security concerns with respect to the transactions contemplated by this Agreement; or (b) CFIUS has sent a report to the President of the United States requesting the President’s decision with respect to the transactions contemplated by this Agreement and either (i) the fifteen (15)-day period under the DPA subsequent to the President’s receipt of the CFIUS report during which the President may announce his decision to take action to suspend, prohibit or place any limitations on the transactions contemplated hereby has expired without any such action being taken or (ii) the President of the United States has announced a decision not to take any action to suspend, prohibit or place any limitations on the transactions contemplated by this Agreement.

“Closing Cash Amount” means, without duplication, the aggregate cash and cash equivalents held by the Acquired Companies as of the close of business on the Closing Date determined in accordance with GAAP.

“Closing Company Debt” means, without duplication, (a) the sum of the items of Indebtedness listed on Exhibit 1.01(a) marked with an “x” under the column “Closing Company Debt” and (b) to the extent not included in such calculation, the sum of the amounts of Liabilities of the Acquired Companies with respect to:

(i) deferred purchase price for property (provided, that deferred payment on purchase of third party services not included in current liabilities will be included in this amount);

(ii) deferred purchase price for acquisitions of the (A) equity or (B) to the extent not included in the calculation of Closing Net Working Capital, assets of third parties;

(iii) any swap, option, derivative, hedging or similar instrument to the extent not included in the calculation of Closing Net Working Capital (provided, that for the avoidance of doubt, account A20040 (derivatives) is included in the calculation of Closing Net Working Capital); and

(iv) any balances reflected in new line item liability accounts in the consolidated balance sheet of the Acquired Companies as of the Closing Date as prepared in accordance with GAAP consistently applied in accordance with past practices that do not appear on the Acquired Companies’ consolidated balance sheet as of December 31, 2017 and that are not otherwise included in the calculation of Closing Net Working Capital (provided, that for the avoidance of doubt operating leases shall not be considered Indebtedness for purposes of determining Closing Company Debt);

in the case of each of the clauses above, calculated as of the close of business on the Closing Date, without giving effect to the repayment of any Indebtedness or any other effect of the Closing, determined in accordance with GAAP consistently applied and the books and records of the Company; provided, however, Closing Company Debt shall not include any Indebtedness owed by the Company or any Operating Subsidiary, on the one hand, to the Company or another Operating Subsidiary, on the other hand.

“Closing Company Transaction Expenses” means, to the extent unpaid as of the Closing and without duplication, (a) all fees, costs and expenses (whether or not yet invoiced) incurred by or on behalf of, or paid or to be paid by, the Acquired Companies in connection with (i) the negotiation, preparation or execution of this Agreement or any documents or agreements contemplated hereby or the performance or consummation of the transactions contemplated hereby or (ii) any alternative transaction the Company or the Seller have considered or may consider (including in connection with any spin off or auction process), in each case, (A) including fees, costs and expenses of counsel, advisors, brokers, finders, consultants, investment bankers, accountants, and auditors and experts and (B) for services rendered through the Closing Date, (b) all change of control payments, incentive payments, “stay bonuses”, Retention Bonuses or similar obligations incurred by or on behalf of, or paid or to be paid by, the Acquired Companies in connection with the consummation of the transactions contemplated hereby (including the employer portion of any payroll, social security, unemployment, employment or similar Taxes related to such bonuses, payments or obligations, but excluding any payments arising as a result of any actions by the Purchaser, any Acquired Company or any of their respective Affiliates after the Closing) and (c) fifty percent (50%) of the premium and other amounts payable to the insurer or broker under or in respect of the R&W Insurance Policy, provided the amount contemplated by this clause (c) shall not exceed $4,500,000.

“Closing Net Working Capital” means the Net Working Capital (as defined on Exhibit 1.01(c)) as of the close of business on the Closing Date (without giving effect to the Closing), calculated using the line items and methodologies set forth on Exhibit 1.01(c).

“Closing Non-Recourse Factoring Amount” means the amount of Non-Recourse Factoring as of the close of business on the Closing Date, determined in accordance with GAAP.

“Closing Overseas Cash” means the amount of Overseas Cash as of the close of business on the Closing Date, determined in accordance with GAAP.

“Code” means the Internal Revenue Code of 1986, as amended.

“Commercial Software” means Software that is generally commercially available off-the-shelf Software that (a) is not material to any Acquired Company, (b) has not been materially modified or customized for any Acquired Company, and (c) is licensed to one or more Acquired Companies for a one-time or annual fee of $500,000 or less.

“Company Intellectual Property” means all Intellectual Property owned or purported to be owned by, or licensed to any Acquired Company.

“Company IP Agreements” means all (a) licenses of Intellectual Property to any Acquired Company, (b) licenses of Intellectual Property by any Acquired Company to any other Person, (c) Contracts that provide for the development of Intellectual Property for the benefit of the Business, (d) consent to use agreements, settlements, coexistence agreements, covenants not to sue, waivers, releases, permissions and other agreements which include a covenant not to assert or enforce Intellectual Property or a grant of any rights to Intellectual Property, and (e) consents, settlements, Governmental Orders or rulings governing the use, validity or enforceability of Intellectual Property.

“Competition Law” means any applicable law that relates to the regulation of monopolies, competition or similar matters.

“Contract” means any contract, agreement, lease, license, franchise, warranty, guaranty, mortgage, note, bond, option, warrant, right or other instrument or consensual obligation, whether written or oral.

“control” (including the terms “controlled by” and “under common control with”), with respect to the relationship between or among two or more Persons, means the possession, directly or indirectly or as trustee, personal representative or executor, of the power to direct or cause the direction of the affairs or management of a Person, whether through the ownership of voting securities, as trustee, personal representative or executor, by Contract, credit arrangement or otherwise.

“Conveyance Taxes” means sales, use, value added, transfer, stamp, stock transfer, documentary, registration, real property transfer or gains and similar Taxes.

“Data” means the data, reports, tests and evaluations in written or electronic form, including full study reports, summaries and robust study summaries, relating to intrinsic properties, exposure assessment and risk characterization of the Products as well as all other scientific, statistical, commercial and technical data, including composition, characteristics, properties and processes and applications relating to the Products including (without limitation) all such data used to register the Products and all on-going studies or data generation or report under preparation.

“Designated Amount” means $250,000.

“Disclosed Environmental Litigation” means the Actions set forth on Section 3.11(h) of the Disclosure Schedules.

“Disclosure Schedule” means the Disclosure Schedule attached hereto, dated as of the date hereof, delivered by the Seller to the Purchaser in connection with this Agreement. Notwithstanding anything to the contrary contained in the Disclosure Schedule or in this Agreement, the information and disclosures contained in any section of the Disclosure Schedule shall be deemed to be disclosed and incorporated by reference in any other section of the Disclosure Schedule as though fully set forth in such other section for which the applicability of such information and disclosure is reasonably apparent on the face of such information or disclosure.

“Dormant Subsidiaries” means those Subsidiaries of the Company marked with an asterisk (*) on Exhibit 1.01(d).

“Dow Guarantee” means the corporate guarantee made by the Seller in favor of The Dow Chemical Company, dated June 29, 2015, in a maximum aggregate amount of $10,000,000.

“DPA” means Section 721 of the Defense Production Act of 1950, as amended, including the implementing regulations thereof codified at 31 C.F.R. Part 800.

“Encumbrance” means any security interest, pledge, hypothecation, mortgage, lien, encumbrance, charge, easement, right of way, covenant, equitable interest, license, lease or other possessory interest, option, preference, priority, right of first refusal, condition or restriction of any kind or nature.

“Enforceability Exceptions” means any limitation on the enforceability of a party’s obligation resulting from the application of bankruptcy, reorganization, insolvency, fraudulent conveyance, moratorium or similar Laws affecting the enforcement of creditors’ rights generally and by general principles of equity (regardless of whether such enforcement is considered in a proceeding in Law or equity).

“Environment” means any of the following media: air, water or land.

“Environmental Law” means any Law relating to pollution or protection of the Environment or natural resources or relating to any use, handling, manufacture, generation, treatment, storage, Release, sale, distribution, labeling, recycling, importation, exportation or processing of or exposure to any Hazardous Material.

“Environmental Permits” means Governmental Authorizations in each case directly or indirectly relating to the Environment or any Environmental Law.

“Equity Interests” means (a) shares of capital stock, limited liability company membership interests, partnership interests, or other equity interests of an entity, as applicable, and (b) any options, warrants, or other securities exercisable or exchangeable for or convertible into any of the securities described in the foregoing clause (a).

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means, with respect to any Person, any corporation, trade or business which, together with such Person, is a member of a controlled group of corporations or a group of trades or businesses under common control within the meaning of Section 414 of the Code.

“Etec” means Etec Crop Solutions Limited.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“FIRB Approval” means that the Treasurer of the Commonwealth of Australia shall have provided written notice that there is no objection under the Australian Foreign Acquisitions and Takeovers Act 1975 (Cth) to the transactions contemplated by this Agreement.

“Financing Sources” means, in each case to the extent not an Affiliate of Purchaser, the Lenders and each of their Affiliates, and their respective partners, stockholders, members, directors, officers, employees, advisors, agents and representatives of the foregoing and their successors and assigns.

“Fundamental Warranties” means the representations and warranties set forth in Section 3.01 (Organization, Authority and Qualification of the Seller), Section 3.02 (Organization, Authority and Qualification of the Acquired Companies), Section 3.03(a)-(b), the first and second sentences of Section 3.03(c), the first sentence of Section 3.03(d) and the second and third sentences of Section 3.03(e) (Capitalization; Ownership of Shares), Section 3.27 (Brokers), Section 4.01 (Organization and Authority of the Purchaser) and Section 4.08 (Brokers).

“GAAP” means United States generally accepted accounting principles and practices in effect from time to time applied consistently throughout the periods involved.

“Governmental Authority” means any federal, national, supranational, European Union, state, provincial, local, foreign or other government, governmental, quasi-governmental, regulatory or administrative authority, agency or commission or any court, tribunal, or judicial or arbitral body.

“Governmental Authorization” means any authorization, certificate, notification, approval, consent, agreement, ratification, waiver, license, franchise, permit, exemption, clearance or registration issued, granted, given, required or otherwise made available by or under the authority of any Governmental Authority or pursuant to any Law (including all conditions attaching thereto).

“Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority.

“Hazardous Material” means (a) any petroleum, petroleum products, by-products or breakdown products, radioactive materials, asbestos-containing materials or polychlorinated biphenyls or (b) any chemical, material or substance that is listed, defined, designated or classified or otherwise determined to be or regulated, including as toxic or hazardous or as a pollutant, contaminant or waste or any constituent or mixture of any of the foregoing, under any Environmental Law or any Health and Safety Law.

“Health and Safety Law” means any Law the aim or effect of which is to regulate or otherwise protect the health, safety or welfare of any Person, including any Law which is designed to provide safe and healthful working conditions and to reduce occupational safety and health hazards, and any program, whether governmental or private (such as those promulgated or sponsored by industry associations and insurance companies), designed to protect the health, safety or welfare of any Person, including the US Federal Insecticide, Fungicide, and Rodenticide Act, the California Safe Drinking Water and Toxic Enforcement Act of 1986 (Proposition 65), the EU Regulation (EC) No 1107/2009 concerning the placing of plant protection products on the market, the EU Plant Protection Products Regulation 1107/2209, the EU the Regulation No 1907/2006 on the Registration, Evaluation, Authorization and Restriction of Chemicals (REACH) or the EU Regulation No 528/2012 of the European Parliament and of the Council of May 22, 2012 concerning the making available on the market and use of biocidal products (BPR).

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Income Tax Return” means a Tax Return with respect to Income Taxes.

“Income Taxes” means Taxes measured by the net income of the taxpayer.

“Indebtedness” means, with respect to any Person, any of the following, whether or not contingent, (a) all indebtedness of such Person for borrowed money, including accrued but unpaid interest thereon, (b) all obligations of such Person evidenced by notes, bonds, debentures or other similar instruments (whether or not convertible), including accrued but unpaid interest thereon, (c) obligations of such Person secured by a lien on such Person’s assets, (d) obligations of such Person to pay deferred or installment purchase price of property or services (other than trade payables and other ordinary course accruals) whether or not represented by a note, earn-out or contingent purchase payment or otherwise, (e) any deferred purchase price liabilities of such Person related to past acquisitions or divestitures whether or not represented by a note, earn-out or contingent purchase payment or otherwise, (f) all obligations as lessee that would be required to be capitalized in accordance with GAAP, (g) all obligations under indentures or arising out of any swap, option, derivative, hedging or similar arrangement, (h) all obligations in connection with any letter of credit, banker’s acceptance, guarantee, surety, performance or appeal bond, or similar credit transaction, (i) all obligations in respect of prepayment premiums, penalties, breakage costs, “make whole amounts,” costs, expenses and other payment obligations that would arise if any of the Indebtedness referred to in clauses (a) through (h) were prepaid (or, in the case of any swap, option, derivative, hedging or similar arrangement, unwound and fully settled) in full at such time and (j) all Indebtedness of others referred to in clauses (a) through (j) above guaranteed directly or indirectly in any manner by such Person, or in effect guaranteed directly or indirectly by such Person; provided, that the term “Indebtedness” shall not include any Non-Recourse Factoring.

“Intellectual Property” means all intellectual property, including all of the following: (a) patents, patent applications and any reissues, reexaminations, divisionals, provisionals, continuations, continuations-in-part, substitutions and extensions thereof, (b) trademarks, service marks, trade names, trade dress, other indicia of source or origin, and domain names, together with the goodwill associated therewith (“Trademarks”), (c) database rights and copyrights, including copyrights in Software, (d) confidential and proprietary information, including inventions (whether or not patentable), trade secrets, know-how, technology, formulas, research and development and technical data and information, (e) Software, (f) ownership of and rights to use and refer to Data for purposes of Governmental Authorizations, including product registrations or notifications under Environmental Law or Health and Safety Law, and (g) registrations and applications for registration of any of the foregoing.

“IP Control” or “IP Controlled” means, with respect to Intellectual Property, that a Person owns or has a license to such Intellectual Property, and has the ability to grant other Persons access, a license or a sublicense (as applicable) in or to such Intellectual Property without violating the terms of any agreement or other arrangement with any Third Party.

“IRS” means the Internal Revenue Service of the United States.

“IT Systems” means all computer hardware, servers, peripheral equipment, Software, networks, telecommunications infrastructure and technology infrastructure that are owned or used by any Acquired Company to receive, store, process or transmit data or to carry on its business.

“Law” means any federal, national, international, supranational, European Union, state, provincial, local, municipal, foreign, or similar statute, law, ordinance, regulation, rule, code, order, requirement, treaty or rule of law (including common law).

“Leased Real Property” means the Real Property leased by any Acquired Company (whether pursuant to a lease, sublease, license, or other similar agreement), in each case, as tenant, together with, to the extent leased by any Acquired Company, all buildings and other structures, facilities or improvements currently or hereafter located thereon, all fixtures, systems, equipment and items of personal property of any Acquired Company attached or appurtenant thereto and all easements, licenses, rights and appurtenances relating to the foregoing.

“Liabilities” means any and all debts, liabilities and other obligations, whether accrued or fixed, absolute or contingent, matured or unmatured or determined or determinable, liquidated or unliquidated, including those arising under any Law, Action or Governmental Order and those arising under any Contract, arrangement, commitment or undertaking.

“Loss” means any loss, Action, Governmental Order, remediation costs, damage, fine, penalty, expense (including court costs and reasonable attorneys’ or other professional fees and expenses), Liability or Tax, whether or not involving the claim of another Person.

“Material Adverse Effect” means any event, circumstance, occurrence, fact, condition, change in or effect on the Acquired Companies that, individually or in the aggregate with all other such events, circumstances, occurrences, facts, conditions, changes or effects, has or would reasonably be expected to (x) have a material adverse effect on the business, consolidated results of operations or condition (financial or otherwise) of the Acquired Companies, taken as a whole or (y) prevent, materially impair or materially delay the ability of the Seller and the Acquired Company to consummate the transactions contemplated by this Agreement or any Ancillary Agreement or to perform their obligations hereunder or thereunder (other than delays arising from the parties’ efforts to obtain any consent, order or approval from any Governmental Authority pursuant to Competition Laws or in connection with the CFIUS Approval); provided, however, that, with respect to the foregoing clause (x), none of the following, either alone or in combination, shall be considered in determining whether there has been a breach of a representation, warranty, covenant or agreement that is qualified by the term “Material Adverse Effect”: (a) events, circumstances, occurrences, facts, conditions, changes or effects that generally affect the industries in which the Acquired Companies operate (including legal and regulatory changes), (b) general economic or political conditions or events, circumstances, changes or effects affecting the securities markets generally, (c) changes directly attributable to the consummation of the transactions contemplated by, or the announcement of the execution of, this Agreement, including (i) any actions of competitors, (ii) any work stoppages by or losses of employees or (iii) any delays or cancellations by customers of orders for products or services, (d) any circumstance, change or effect that results from any action required to be taken pursuant to this Agreement or taken at the request of or with the written consent of the Purchaser, (e) changes caused by a material worsening of current conditions caused by acts of sabotage, terrorism or war (whether or not declared) occurring after the date hereof, (f) changes due to natural disasters, (g) any failure of any Acquired Company to meet any projections or forecasts (provided that this clause (g) shall not prevent or otherwise affect a determination that any event, circumstance, occurrence, fact, condition, change or effect underlying any such failure has resulted in, or contributed to, a Material Adverse Effect) or (h) any matter as to which the Purchaser has consented to in writing; provided, however, that, in the case of the foregoing clauses (a), (b), (e) and (f), such event, circumstance, occurrence, fact, condition, change or effect does not have a disproportionate effect on the Acquired Companies relative to other participants in the industries in which they operate.

“Multiemployer Plan” has the meaning given that term in Section 3(37) of ERISA.

“Net Working Capital Target” means an amount equal to the sum of (a) 34.5% (which represents the ratio of 126 days to 365 days) of the trailing twelve (12) month revenues (which shall include the Etec Gross-Up Revenues if the Closing occurs prior to June 1, 2019) of the Acquired Companies for the twelve (12) consecutive, completed months ending immediately prior to the Closing Date, and (b) $14,035,000. For purposes of this definition, “Etec Gross-Up Revenues” means the actual trailing twelve (12) month revenues as of the Closing of Etec and its Subsidiaries.

“Non-Income Tax Return” means a Tax Return with respect to Non-Income Taxes.

“Non-Income Taxes” means Taxes other than Income Taxes.

“Non-Recourse Factoring” means any factoring arrangement under which trade receivables are sold to third parties without recourse to the Seller or the Acquired Companies or any similar secured financing arrangements where the assets are de-recognized from the balance sheet, determined in accordance with GAAP. For the avoidance of doubt, Non-Recourse Factoring shall include the Rabobank bartering facility in Brazil, which had an outstanding balance of $102.7 million as of December 31, 2017.

“Off-Balance Sheet Arrangements” means “off-balance sheet arrangements” as defined in Item 303(a)(4) of Regulation S-K of the SEC.

“Operating Subsidiaries” means each of the Subsidiaries of the Company set forth in Section 3.03(b) of the Disclosure Schedule other than the Dormant Subsidiaries, and “Operating Subsidiary” means any of them, individually.

“Ordinary Course of Business” means the ordinary course of business of the Acquired Companies consistent with their past practice during the 12-month period immediately prior to the date of this Agreement.

“Overseas Cash” means all cash and cash equivalents held by the Acquired Companies, other than amounts held in North America, determined in accordance with GAAP.

“Owned Real Property” means the Real Property in which any Acquired Company has fee title (or equivalent) interest, together with all buildings and other structures, facilities or improvements currently or hereafter located thereon, all fixtures, systems, equipment and items of personal property of any Acquired Company attached or appurtenant thereto and all easements, licenses, rights and appurtenances relating to the foregoing.

“Owned Software” means Software that is owned or purported to be owned by any Acquired Company.

“Payoff Indebtedness” means the Indebtedness of the Acquired Companies set forth on Exhibit 1.01(e).

“Permitted Encumbrances” means (a) statutory liens for current Taxes not yet due or delinquent (or which may be paid without interest or penalties) or the validity or amount of which is being contested in good faith by appropriate proceedings and for which adequate reserves have been established in the Financial Statements, (b) mechanics’, carriers’, workers’, repairers’ and other similar liens arising or incurred in the Ordinary Course of Business relating to obligations as to which there is no default on the part of any Acquired Company, as the case may be, or the validity or amount of which is being contested in good faith by appropriate proceedings and for which adequate reserves have been established in the Financial Statements, or pledges, deposits or other liens securing the performance of bids, trade Contracts, leases or statutory obligations (including workers’ compensation, unemployment insurance or other social security legislation), (c) zoning, entitlement, conservation restriction and other land use and environmental regulations by Governmental Authorities which do not materially interfere with the present use of the Assets, (d) all covenants, conditions, restrictions, easements, charges, rights-of-way, other Encumbrances and similar matters of record set forth in any state, local or municipal franchise of the Acquired Companies which do not materially interfere with the present use of the Assets, (e) matters which would be disclosed by an accurate survey or inspection of the Real Property which do not materially impair the occupancy or current use of such Real Property which they encumber, (f) any Encumbrances which will be discharged in full and terminated prior to or at the Closing and (g) non-exclusive licenses of Intellectual Property entered into in the Ordinary Course of Business.

“Person” means any individual, partnership, firm, corporation, limited liability company, association, trust, unincorporated organization or other entity, as well as any syndicate or group that would be deemed to be a person under Section 13(d)(3) of the Exchange Act.

“Personal Information” shall mean any information from or about a natural person that alone or in combination with other information could be used to identify an individual or otherwise facilitate decisions regarding individuals, and includes contact information, financial information, background records, government issued identifiers, unique device identifiers, Protected Health Information (as such term is defined in HIPAA), and such other “personal data” as such term is defined under applicable all applicable laws and contractual, regulatory and fiduciary obligations related to data privacy, data protection, data security, or marketing, including without limitation the Regulation (EU) 2016/679 of the European Parliament and of the Council of 27 April 2016 on the protection of natural persons with regard to the processing of personal data and on the free movement of such data.

“Plan” means (a) each employee benefit plan (as defined in Section 3(3) of ERISA), whether or not subject to ERISA, (b) each bonus, stock option, stock purchase, restricted stock, incentive, deferred compensation, insurance, hospitalization and other health and welfare, retiree medical or life insurance, supplemental retirement, severance, unemployment compensation, vacation pay, flexible benefit, cafeteria, and other material benefit plans, programs, policies and arrangements and any trust, escrow or similar agreement related thereto, in the case of (a) and (b) which are currently maintained, contributed to or sponsored by any Acquired Company or with respect to which any Acquired Company otherwise has any Liability, including any contingent Liability, and (c) each employment, consulting, severance, retention, change in control and other Contract to which any Acquired Company is a party and which provides for severance or other similar Liability to be satisfied by any Acquired Company in an amount that exceeds $250,000.

“Post-Closing Tax Period” means any taxable periods ending after the Closing Date and the portion of any Straddle Period following the end of the Closing Date.

“Pre-Closing Tax Period” means any taxable periods ending on or before the Closing Date and the portion of any Straddle Period through the end of the Closing Date.

“Product Registrations” means any registrations, licenses or similar Governmental Authority approvals required under applicable Law, including the Federal Insecticide, Fungicide, and Rodenticide Act, for the production, marketing, importation, exportation, formulation, packaging or sale of seed treatments, insecticides, herbicides, miticides, fungicides, plant growth regulators, adjuvants or other agrochemicals contained in any product produced, marketed, imported, exported, formulated, packaged or sold by the Acquired Companies.

“Product Registrations Transition Period” means the period from the date hereof until the earlier of either: (a) two (2) years from Closing; or (b) the transfer of all of the Taiwan Product Registrations to UPL (Taiwan) Limited (or its designee).

“Products” mean the products, including substances and formulated products, currently used by customers or, since the Relevant Company Acquisition Date, produced, imported, formulated, supplied, distributed, offered for sale and sold by the Acquired Companies.

“Purchaser’s Knowledge”, “Knowledge of the Purchaser” or similar terms used in this Agreement, means the actual (but not constructive or imputed) knowledge of each of Rajendra Darak, Anand Vora and Rohit Kumar as of the date of this Agreement, without any implication of verification or investigation concerning such knowledge.

“R&W Insurance Policy” means the Buyer-Side Representations and Warranties Insurance Policy Number 23608 issued by AIG Europe Limited to the Purchaser, dated on or around the date of this Agreement, together with all excess policies relating thereto.

“Real Property” means all land, buildings, improvements and fixtures erected thereon and all appurtenances related thereto.

“Reference Statement Date” means December 31, 2017.

“Regulator” means Council of Agriculture, Executive Yuan and the Agriculture Bureaus of City/County Governments.

“Release” means any releasing, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, migrating, disposing, depositing or dumping of a Hazardous Material on or into the environment (including the abandonment or discarding of barrels, containers and other closed receptacles containing any Hazardous Material).

“Relevant Company Acquisition Date” means, as applicable, the later of the date of formation or incorporation of a Subsidiary of the Company and (a) October 1, 2014 for the Subsidiaries listed on Exhibit 1.01(d)(i) (which are those related to Percival S.A.), (b) November 3, 2014 for the Subsidiaries listed on Exhibit 1.01(d)(ii) (which are those related to the Chemtura AgroSolutions business that was purchased from Chemtura Corporation), and (c) February 13, 2015 for the Subsidiaries listed on Exhibit 1.01(d)(iii) (which are those related to Arysta LifeScience Limited). “Relevant Company Acquisition Date” means May 12, 2014 when used in respect of the Company (which date is its date of incorporation).

“Representatives” means, with respect to any Person, any officer, director, manager, member, attorney, agent, employee, Affiliate or other authorized representative acting on behalf of such Person.

“Required Financial Information” means (a) all financial and other information required under the Debt Commitment Papers and (b) all financial information relating to the Acquired Companies necessary to permit the Purchaser to prepare the information required under the Debt Commitment Papers.

“Retention Bonuses” means the transaction bonuses listed on Exhibit 1.01(b) under the heading “Retention Bonuses.”

“S-1 Registration Statement” means the Company’s registration statement on Form S-1 submitted to the SEC on a confidential basis on March 30, 2018 in connection with a proposed initial public offering of the Company’s common stock.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Seller’s Knowledge”, “Knowledge of the Seller” or similar terms used in this Agreement, means the actual (but not constructive or imputed) knowledge of the individuals listed on Exhibits 1.01(f)(i) and 1.01(f)(ii), without any implication of verification or investigation concerning such knowledge; provided, however, that (x) the “Seller’s Knowledge” in respect of the individuals listed on Exhibit 1.01(f)(ii) shall, for all purposes of this Agreement, relate solely to those Acquired Companies organized in jurisdictions within the geographic regions that are specified opposite each such individual’s name on Exhibit 1.01(f)(ii) and (y) the “Seller’s Knowledge” in respect of the individuals listed on Exhibit 1.01(f)(ii) shall apply only to those representations and warranties of the Seller made in this Agreement that are listed in Exhibit 1.01(f)(iii); provided, further, that the “Seller’s Knowledge” in respect of Diego Lopez Casanello (a) shall mean, with respect to the representation and warranty in the first sentence of Section 3.10(c), the knowledge of such individual after reasonable inquiry with Mark Singleton and (b) otherwise shall mean the knowledge of such individual after reasonable inquiry with Mark Singleton and Todd Zagorec.

“Seller Names” means the Trademarks of Seller or any of its Affiliates (other than the Acquired Companies), including “MacDermid”, either alone or in combination with other words, logos, symbols or devices.

“Seller SEC Documents” means, collectively, all forms, reports, schedules, statements and other documents required to be filed or furnished on or prior to the date hereof by the Seller with the SEC under the Exchange Act or the Securities Act, including all exhibits and schedules thereto.

“Seller Taxes” means (a) any Taxes for which any Acquired Company is liable (i) with respect to any Pre-Closing Tax Period or (ii) pursuant to Treasury Regulation Section 1.1502-6, or by reason of having been a member of any consolidated, combined or unitary group on or prior to the Closing Date, (b) all Taxes of any person imposed on any Acquired Company pursuant to any contractual agreement entered into on or before the Closing Date or as a transferee or successor, other than agreements entered into the Ordinary Course of Business the principal purpose of which is not to indemnify for Taxes, (c) any Taxes incurred by the Seller or any of the Acquired Companies or otherwise payable by the Seller or any of the Acquired Companies as a result of the sale and purchase of Shares contemplated hereby (other than Conveyance Taxes not required to be borne by the Seller as provided under Section 7.03); (d)

any Taxes imposed on the Purchaser or an Affiliate of the Purchaser as a result of amounts required to be included in income by the Purchaser or its Affiliates under Section 951 of the Code in respect of “subpart F income” (as defined in Section 952 of the Code) of the Acquired Companies or under Section 951A of the Code in respect of “global intangible low taxed income” of the Acquired Companies, in each case, for the taxable period in which the Closing occurs and that is attributable, based on an interim closing of the books at Closing, to the Pre-Closing Tax Period (including, for clarity, any increase in subpart F income of any Acquired Company pursuant to Section 965 of the Code, and taking into account any related Tax credits or other Tax benefits attributable to Taxes economically borne by Seller or any of its Affiliates (including any Acquired Company with respect to any tax period (or portion thereof) ending on or prior to the Closing Date)), and (e) any Liabilities of the Seller or any of the Acquired Companies under Section 965 of the Code.

“Shared IP” means any and all Intellectual Property (other than Trademarks) that is IP Controlled by Seller or any of its Affiliates (other than the Acquired Companies) on or prior to Closing that was, on or prior to the Closing, used by any Acquired Company.

“Software” means all (i) computer programs, applications, systems and code of any kind, including firmware, operating systems, software implementations of algorithms, models and methodologies, and source code and object code, (ii) development and design tools and library functions, and (iii) documentation, other works of authorship and media, including user manuals and training materials, relating to or embodying any of the foregoing.

“Straddle Period” means any taxable period beginning on or before the Closing Date and ending after the Closing Date.

“Subsidiaries” means, with respect to any Person, any corporation or other Person of which securities or other interests having the power to elect a majority of that corporation’s or other Person’s board of directors or similar governing body, or otherwise having the power to direct or cause the direction of the affairs or management of that corporation or other Person (other than securities or other interests having such power only upon the happening of a contingency that has not occurred) are held by such Person or one or more of its Subsidiaries. When used in this Agreement without reference to a particular Person, “Subsidiary” means a Subsidiary of the Company.

“Taiwan Products” means the products sold by any Affiliate of the Seller in the Territory that relate to the Taiwan Product Registrations.

“Tax” or “Taxes” means any federal, state, local, or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not, and including any liability under state or local abandonment or unclaimed property, escheat or similar Law.

“Tax Returns” means any and all returns, reports, claims for refund, and forms (including elections, declarations, amendments, schedules, information returns or attachments thereto) relating to Taxes, including any amendment thereof.

“Territory” means Republic of China (Taiwan).

“Treasury Regulations” means the Treasury Regulations (including Temporary Regulations) promulgated by the United States Department of Treasury with respect to the Code or other federal tax statutes.

“Works Council” means any works council or other employee representative or employee representative body, or other organized group of employees outside the United States.

SECTION 1.02. Certain Other Defined Terms

The following terms have the meanings set forth in the Sections set forth below:

Definition	Location
“Accountant”	2.06(c)(i)
“Agreement”	Preamble
“Alternative Financing”	5.17(a)(i)
“Alternative Proposal”	5.10
“Anti-Bribery Laws”	3.24(a)
“Audited Year-End Financial Statements”	3.06(c)
“Business”	Recitals
“CapEx Budget”	5.19
“Cash Redomicile Country”	5.20
“Cash Redomicile Plan”	5.20
“Cash Transfer Surcharge”	Exhibit 2.02(a)(vii)
“CBP”	3.19(a)
“Claim Notice”	10.03(a)
“Closing”	2.03
“Closing Date”	2.03
“Closing Statement”	2.06(a)
“Commitment Letters”	4.05(b)
“Common Stock”	Recitals
“Company”	Recitals
“Company Employees”	6.01(a)
“Competitive Business”	5.08(a)
“Confidentiality Agreement”	5.03(a)
“Continuing Seller Obligation”	5.14
“Controlling Party”	10.04(c)
“Covered Seller SEC Documents”	3.06(a)
“Debt Commitment Letter”	4.05(a)
“Debt Commitment Papers”	4.05(a)
“Debt Financing”	4.05(a)

Definition	Location
“Dispute Notice”	2.06(c)(i)
“Eligible Insurance Claims”	5.18(a)
“Engagement”	11.17(b)
“Equity Commitment Letter”	4.05(b)
“Equity Financing”	4.05(b)
“Estimated Closing Company Transaction Expenses”	2.02(b)
“Estimated Purchase Price”	2.02(b)
“Estimated Statement”	2.02(b)
“Excess Cash”	Exhibit 2.02(a)(vii)
“Final Purchase Price”	2.06(d)
“Financial Statements”	3.06(c)
“Financing”	4.05(b)
“Friction Cost”	Exhibit 2.02(a)(vii)
“Friction Cost Cap”	Exhibit 2.02(a)(vii)
“Hold Separate Arrangements”	8.03(c)
“Indemnified Party”	10.03(a)
“Indemnifying Party”	10.03(a)
“Interim Financial Statements”	3.06(c)
“Investors”	4.05(b)
“Loanable Cash”	Exhibit 2.02(a)(vii)
“Lenders”	4.05(a)
“MacDermid Taiwan”	2.04(k)
“Material Contracts”	3.17(a)
“Material Customer”	3.21(a)
“Material Supplier”	3.21(a)
“Noncontrolling Party”	10.04(c)
“Objection Notice”	10.03(b)(ii)
“Privileged Communications”	11.17(b)
“Purchase Price”	2.02(a)
“Purchase Price Allocation”	7.05(b)
“Purchaser”	Preamble
“Purchaser Financial Statements”	4.06(a)
“Purchaser Indemnified Parties”	10.01
“Purchaser Parent”	5.03(a)
“Purchaser Product Information”	5.21(b)
“Purchaser Termination Fee”	9.03(a)
“Recoverable Amounts”	9.03(b)
“Registered Intellectual Property”	3.12(a)
“Relevant Jurisdiction”	8.03
“Relevant Jurisdiction Assets”	8.03(a)
“Relevant Jurisdiction Clearance”	8.03(a)
“Resolution Period”	2.06(c)(i)
“Restricted Period”	5.08(a)
“Restricted Persons”	5.03(b)
“Retained Plans”	6.01(a)

Definition	Location
“Review Period”	2.06(c)(i)
“Section 338 Election”	7.05(a)
“Section 338 Tax Adjustment Amount”	7.05(c)
“Seller”	Preamble
“Seller’s Cap”	10.06(a)(ii)
“Seller’s Cost”	5.06(b)
“Seller Indemnified Parties”	10.02
“Seller Obligations”	2.04(j)
“Seller Representation Group”	11.17(a)
“Seller Tax Return”	7.01(b)
“Shares”	Recitals
“Special Claim”	10.04(b)
“Specified Adjustments”	2.02(a)
“Specified Matters”	10.01(e)
“Stand-Alone Plans”	6.01(b)
“Straddle Tax Return”	7.01(c)
“Subsidiary Equity Interest”	3.03(b)
“Taiwan Product Registrations”	2.04(k)
“Tax Proceeding”	7.04(a)
“Termination Date”	9.01(a)
“Third Party Claim”	10.04(a)
“Transition Services Agreement”	5.06(a)
“Trapped Cash”	Exhibit 2.02(a)(vii)
“VAT Reimbursement”	5.16

SECTION 1.03. Interpretation and Rules of Construction

In this Agreement, except to the extent otherwise provided or that the context otherwise requires:

(a) when a reference is made in this Agreement to an Article, Section, Exhibit or Schedule, such reference is to an Article or Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated;

(b) the table of contents and headings for this Agreement are for reference purposes only and do not affect in any way the meaning or interpretation of this Agreement;

(c) whenever the words “include,” “includes” or “including” are used in this Agreement, they are deemed to be followed by the words “without limitation”;

(d) the words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement;

(e) all terms defined in this Agreement have the defined meanings when used in any certificate or other document made or delivered pursuant hereto, unless otherwise defined therein;

(f) the definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms;

(g) references to a Person are also to its successors and permitted assigns;

(h) references to any documents or other materials or information being “delivered” or “made available” to Purchaser means that Seller made such documents available to Purchaser at least two (2) Business Days prior to the date hereof, including any documents, materials or information posted at least two (2) Business Days prior to the date hereof in any electronic data rooms utilized by the Seller and the Purchaser with respect to the transactions contemplated by this Agreement and any documents, materials or information included in or attached to the Seller SEC Documents filed with or furnished to the SEC on or after January 1, 2017 and at least two (2) Business Days prior to the date hereof;

(i) if any period contemplated by this Agreement expires on a day which is not a Business Day or any event is required by the terms of this Agreement to occur on a day which is not a Business Day, such period shall expire or such event shall occur on the next succeeding Business Day;

(j) unless expressly indicated otherwise, any reference to “dollar” or “$” means “U.S. dollar” or “US$”;

(k) the use of “or” is not intended to be exclusive unless expressly indicated otherwise; and

(l) any item required to be calculated by the terms of this Agreement as of the close of business on the Closing Date shall not give effect to (i) any actions by the Purchaser or (ii) any actions or transactions occurring on the Closing Date after the Closing outside of the Ordinary Course of Business.

ARTICLE II

PURCHASE AND SALE

SECTION 2.01. Purchase and Sale of the Shares

Upon the terms and subject to the conditions of this Agreement, at the Closing, the Seller shall sell, assign, transfer and convey to the Purchaser, and the Purchaser shall, or shall cause a wholly owned Subsidiary of the Purchaser to, purchase, acquire and accept from Seller, all of Seller’s right title and interest in and to the Shares, free and clear of all Encumbrances.

SECTION 2.02. Purchase Price; Payments at Closing

(a) The purchase price (the “Purchase Price”) to be paid by the Purchaser for the Shares shall be an amount equal to (i) $4,200,000,000, minus (ii) the excess, if any, of the Net Working Capital Target over the amount of the Closing Net Working Capital, plus (iii) the excess, if any, of the Closing Net Working Capital over the Net Working Capital Target, minus (iv) the Closing Company Debt, plus (v) the Closing Cash Amount, minus (vi) the Closing Company Transaction Expenses, plus (vii) the net amount of the adjustments shown on Exhibit 2.02(a)(vii) (the adjustments shown on Exhibit 2.02(a)(vii), the “Specified Adjustments”) (following the Closing, the Purchase Price is subject to further adjustment pursuant to Section 2.06).

(b) No later than three (3) Business Days prior to the Closing, the Seller shall prepare, or cause to be prepared, and deliver to the Purchaser a statement, certified by an appropriate officer of the Seller (the “Estimated Statement”), setting forth Seller’s good faith estimate of (i) the Closing Net Working Capital, the Closing Company Debt, the Closing Cash Amount, the Closing Company Transaction Expenses (the “Estimated Closing Company Transaction Expenses”), the Specified Adjustments and (ii) the Purchase Price resulting from such estimates (the “Estimated Purchase Price”). The Estimated Statement shall be prepared in accordance with GAAP and the terms of this Agreement.

(c) At the Closing, the Purchaser shall (i) pay the Estimated Purchase Price to the Seller, by wire transfer of immediately available funds to the account designated by Seller and (ii) pay or satisfy in full, on behalf of Seller, the Payoff Indebtedness and the Estimated Closing Company Transaction Expenses, by wire transfer of immediately available funds, in each case, in accordance with the applicable payoff letters and invoices related thereto and delivered by the Seller to the Purchaser at least three (3) Business Days prior to Closing.

SECTION 2.03. Closing

Upon the terms and subject to the conditions of this Agreement, the sale and purchase of the Shares contemplated by this Agreement shall take place at a closing (the “Closing”) to be held at the offices of Greenberg Traurig, LLP, 200 Park Avenue, New York, NY 10166 at 9:00 a.m. New York time on the fifth (5th) Business Day following the satisfaction or waiver of the conditions to the obligations of the parties hereto set forth in Section 8.01 and Section 8.02 (but subject to Section 8.03) or at such other place or at such other time or on such other date as the Seller and the Purchaser may mutually agree upon in writing (the date of such Closing being the “Closing Date”).

SECTION 2.04. Closing Deliveries by the Seller

At the Closing, the Seller shall deliver or cause to be delivered to the Purchaser:

(a) stock certificates evidencing the Shares duly endorsed in blank, or accompanied by stock powers, in the form attached hereto as Exhibit 2.04(a), duly executed in blank and with all required stock transfer tax stamps affixed;

(b) executed counterparts of each Ancillary Agreement, duly executed by the Seller and each of the Acquired Companies that are a party thereto, as applicable;

(c) a true and complete copy, certified by the Secretary or an Assistant Secretary of the Seller, such certificate in the form attached hereto as Exhibit 2.04(c), of the resolutions duly and validly adopted by the Board of Directors of the Seller evidencing its authorization of the execution and delivery of this Agreement and the Ancillary Agreements and the consummation of the transactions contemplated hereby and thereby;

(d) a certificate of the Secretary or an Assistant Secretary of the Seller, in the form attached hereto as Exhibit 2.04(d), certifying the names and signatures of the officers of the Seller authorized to sign this Agreement and the Ancillary Agreements and the other documents to be delivered hereunder and thereunder;

(e) a certificate of a duly authorized officer of the Seller, in the form attached hereto as Exhibit 2.04(e), certifying as to the matters set forth in Section 8.02(a);

(f) a certificate as to the non-foreign status of the Seller, in the form attached hereto as Exhibit 2.04(f), pursuant to section 1.1445-2(b)(2) of the Treasury Regulations;

(g) resignation and release letters of the directors and officers of the Acquired Companies, in the form attached hereto as Exhibit 2.04(g), to the extent requested by the Purchaser, effective as of the Closing Date, in form and substance reasonably acceptable to the Purchaser, duly executed by such director or officer;

(h) a fully completed and duly executed IRS Form W-9 of the Seller;

(i) payoff letters (each in form reasonably acceptable to the Purchaser) with respect to the Payoff Indebtedness, duly executed by each of the applicable holders of the Payoff Indebtedness, which payoff letters shall (i) provide for the termination and release by such holders of all Encumbrances on any Assets upon payment of the amounts set forth therein and (ii) authorize the Purchaser or its designees to file all such releases with respect to the Payoff Indebtedness;

(j) (i) terminations and releases (in form reasonably acceptable to the Purchaser) of all guaranties, assurances or other credit support provided by any Acquired Company with respect to Indebtedness or other obligations of the Seller or any of its Subsidiaries (other than the Acquired Companies) (“Seller Obligations”) and (ii) lien releases (in form reasonably acceptable to the Purchaser) with respect to any Encumbrances on any Assets relating to any Seller Obligations, duly executed by each of the applicable secured parties, which lien releases shall (A) provide for the termination and release by such secured parties of all such Encumbrances on any Assets and (B) authorize the Purchaser or its designees to file all such releases; and

(k) assignment agreements and other documentation necessary for the transfer of the Product Registrations held by MacDermid Performance Solutions Taiwan Ltd.

(“MacDermid Taiwan”) that are set forth on Exhibit 2.04(k)(i) (collectively, the “Taiwan Product Registrations”) to UPL (Taiwan) Limited, in a form substantially similar to the assignment agreement attached hereto as Exhibit 2.04(k)(ii), duly executed by MacDermid Performance Solutions Taiwan Ltd. (it being understood that the transfer may not be effective until subsequent to Closing).

SECTION 2.05. Closing Deliveries by the Purchaser

At the Closing, in addition to the payments to be made by the Purchaser pursuant to Section 2.02(c), the Purchaser shall deliver to the Seller:

(a) executed counterparts of each Ancillary Agreement, duly executed by the Purchaser, as applicable;

(b) a true and complete copy, certified by the Secretary or an Assistant Secretary of the Purchaser, such certificate in the form attached hereto as Exhibit 2.05(b), of the resolutions duly and validly adopted by the Board of Directors of the Purchaser evidencing its authorization of the execution and delivery of this Agreement and the Ancillary Agreements to which it is a party and the consummation of the transactions contemplated hereby and thereby;

(c) a certificate of the Secretary or an Assistant Secretary of the Purchaser, in the form attached hereto as Exhibit 2.05(c), certifying the names and signatures of the Persons authorized to sign this Agreement and the applicable Ancillary Agreements on behalf of the Purchaser and the other documents to be delivered hereunder and thereunder; and

(d) a certificate of a duly authorized officer of the Purchaser, in the form attached hereto as Exhibit 2.05(d), certifying as to the matters with respect to the Purchaser set forth in Section 8.01(a).

SECTION 2.06. Post-Closing Adjustment of Purchase Price

The Purchase Price shall be subject to adjustment after the Closing as specified in this Section 2.06:

(a) Closing Statement. As promptly as practicable, but in any event within ninety (90) days following the Closing Date, the Purchaser shall prepare, or cause to be prepared, and deliver to the Seller a statement (the “Closing Statement”) setting forth (i) a calculation (including a detailed summary of such calculation) of the Closing Net Working Capital, the Closing Company Debt, the Closing Company Transaction Expenses, the Closing Cash Amount and the Specified Adjustments and (ii) the Purchase Price resulting from such calculations in accordance with the formula set forth in Section 2.02(a). The Closing Statement shall be prepared in accordance with GAAP and the terms of this Agreement. Notwithstanding the foregoing, if the Purchaser’s calculation of the Purchase Price set forth in the Closing Statement is not greater than or less than the Estimated Purchase Price by an amount at least equal to the Designated Amount, then no adjustment shall be made to the Purchase Price and the Estimated Purchase Price shall be deemed to be the Final Purchase Price for all purposes of this Agreement.

(b) Cooperation. In connection with the Seller’s review of the Closing Statement, the Purchaser shall, and shall cause the Company to, (i) provide the Seller and its authorized Representatives with reasonable access to the relevant books and records, its and its accountants’ work papers, schedules and other unaudited financial statement reporting data as may be reasonably requested by the Seller; and (ii) otherwise use commercially reasonable efforts to cooperate in good faith with the Seller and its authorized Representatives, including by providing on a timely basis all information necessary or useful in the Seller’s review of the Closing Statement and the calculations of Closing Net Working Capital, the Closing Company Debt, the Closing Company Transaction Expenses, the Closing Cash Amount, the Specified Adjustments and the Purchase Price contained therein.

(c) Disputes.

(i) If the Seller disagrees with the Purchaser’s calculations or determinations set forth in the Closing Statement, the Seller shall promptly, but in no event later than forty-five (45) days following its receipt of the Closing Statement (the “Review Period”), deliver to the Purchaser written notice describing in reasonable detail its dispute by specifying those items or amounts as to which the Seller disagrees, together with the Seller’s determination of such disputed items and amounts (a “Dispute Notice”). Unless the Seller delivers a Dispute Notice to the Purchaser on or prior to the expiration of the Review Period, the Seller will be deemed to have accepted and agreed to the Closing Statement and such statement (and the calculations contained therein) will be final, binding and conclusive. For purposes of this Section 2.06(c), the Seller (A) may only deliver a Dispute Notice on the basis that the Purchaser’s calculations set forth in the Closing Statement were not in accordance with GAAP, were inconsistent with the terms of this Agreement, were not supported by or were inconsistent with the underlying books and records, or that such calculations contain mathematical or other errors and (B) may not deliver a Dispute Notice unless the aggregate value of all such disputed items is an amount at least equal to the Designated Amount. During the forty-five (45) days (the “Resolution Period”) after the delivery of the Dispute Notice, the Purchaser and the Seller shall reasonably cooperate in good faith to resolve any such dispute and finally determine the Closing Statement and the Closing Company Debt, the Closing Net Working Capital, the Closing Cash Amount, the Closing Company Transaction Expenses, the Specified Adjustments and the Purchase Price set forth therein. Any resolution by the Purchaser and the Seller during the Resolution Period as to any item identified in the Dispute Notice shall be set forth in writing and will be final, binding and conclusive. If the Seller and the Purchaser are not able to resolve all disputed items identified in the Dispute Notice within the Resolution Period, then the items that remain in dispute shall be submitted to BDO Global, or if that firm and office is unwilling or unable to serve, such other independent firm of national standing capable of serving as an accounting expert mutually agreed upon in writing by the Purchaser and the Seller (the “Accountant”).

(ii) If any remaining issues in dispute are submitted to the Accountant for resolution, each of the Seller and the Purchaser will be afforded an opportunity to present to the Accountant any material relating to the determination of the matters in dispute; provided, however, a copy of all such material shall also be provided to the other party. The Accountant shall act as an expert and not as an arbitrator to calculate, based solely on the written submissions of the Seller, on the one hand, and the Purchaser, on the other, and not by independent investigation, the numbers in dispute in the Closing Statement and shall be instructed that its calculations must be made in accordance with the standards and definitions in this Agreement, and with respect to each item in dispute, must be within the range of values established for such amount as determined by reference to the value assigned to such amount by the Seller in the Dispute Notice and by Purchaser in the Closing Statement.

(iii) The Purchaser and the Seller shall use their commercially reasonable efforts to cooperate with the Accountant during its engagement in connection with the matters contemplated by this Section 2.06(c). The Purchaser and the Seller shall give the Accountant access to all documents, records, work papers and personnel of such party and its Subsidiaries and Affiliates as reasonably necessary to perform its function. The Accountant shall deliver to the Seller and the Purchaser, as promptly as practicable and in any event within thirty (30) days after his or her appointment, a written statement setting forth his or her determination of the disputed items set forth in the Closing Statement, each as determined in accordance with the terms of this Agreement. Such determination shall be final and binding upon the Seller and the Purchaser to the fullest extent permitted by applicable Law and may be enforced in any court having jurisdiction. The fees, costs and expenses of the Accountant shall be allocated to and borne by the Purchaser and the Seller based on the inverse of the percentage that the Accountant’s determination (before such allocation) bears to the total amount of the total items in dispute as originally submitted to the Accountant. For example, should the items in dispute total in amount to one thousand dollars ($1,000) and the Accountant awards six hundred dollars ($600) in favor of the Seller’s position, 60% of the costs of its review would be borne by the Purchaser and 40% of the costs would be borne by the Seller.

(d) Purchase Price Adjustment. The final, binding and conclusive calculation of the Purchase Price, based either upon the last sentence of Section 2.06(a), agreement or deemed agreement by the Purchaser and the Seller or the written determination delivered by the Accountant, in each case, in accordance with this Section 2.06, will be the “Final Purchase Price” for all purposes of this Agreement.

(i) On or prior to the fifth (5th) Business Day following the determination of the Final Purchase Price:

(A) In the event that the Final Purchase Price exceeds the Estimated Purchase Price, the Purchaser shall pay the amount of such excess to the Seller (or the Seller’s designee) by wire transfer in immediately available funds to the account designated by the Seller; and

(B) In the event that the Estimated Purchase Price exceeds the Final Purchase Price, the Seller shall pay the amount of such excess to the Purchaser (or the Purchaser’s designee) by wire transfer in immediately available funds to the account designated by the Purchaser.

(ii) The Seller and the Purchaser agree that any payment by Purchaser or Seller pursuant to this Section 2.06(d) shall be treated for Tax purposes as an adjustment to the Purchase Price to the extent permitted by applicable Law.

SECTION 2.07. Withholding

The Purchaser and any of its agents or Affiliates shall be entitled to deduct and withhold from any consideration, or other amounts, payable to the Seller or any other Person pursuant to this Agreement or any Ancillary Agreement such amounts as are required to be deducted or withheld therefrom under any applicable Law; provided, however, that the parties agree to cooperate in good faith to eliminate or minimize any withholding Tax with respect to the transactions contemplated by this Agreement and Purchaser. The parties shall cooperate with each other in good faith and use commercially reasonable efforts to seek to determine, at least ninety (90) days’ prior to the Closing, whether any withholding requirement would apply to the consideration payable pursuant to this Agreement, including the amount of any such withholding and basis for such withholding. Purchaser agrees that unless otherwise required by applicable Law, it will not take any action that, to the Knowledge of Purchaser, would result in any withholding requirement that is otherwise inapplicable to the transactions contemplated by this Agreement to be applicable to the transactions contemplated by this Agreement. To the extent amounts are deducted or withheld pursuant to this Section 2.07, such amounts shall be treated for all purposes under this Agreement or the applicable Transaction Document as having been paid to the Person to whom such amounts would otherwise have been paid and such amounts shall be remitted to the applicable Governmental Authority in accordance with applicable Law and notice thereof will be provided to the Seller. To the extent that the Purchaser takes any action pursuant to this Section 2.07 at the written request of the Seller, the Seller shall indemnify the Purchaser and its Affiliates (including the Acquired Companies) for any Taxes or penalties which may be imposed on or incurred by the Purchaser or its Affiliates (including the Acquired Companies) as a result of such action.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

OF THE SELLER

The Seller hereby represents and warrants to the Purchaser that, as of the date hereof and as of the Closing Date (or, if a representation or warranty is made as of a specified date, as of such date), except (x) as set forth in the Disclosure Schedule or (y) as disclosed in the Seller SEC

Documents filed with or furnished to the SEC on or after January 1, 2015 and at least two (2) Business Days prior to the date hereof and solely to the extent that the applicability of such disclosure to a representation or warranty in this Article III is reasonably apparent on the face of such disclosure (other than any risk factor disclosures, disclosures included in any “forward-looking statements” disclaimer or other statements that are cautionary, predictive or forward-looking in nature), as follows:

SECTION 3.01. Organization, Authority and Qualification of the Seller.

The Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all necessary corporate power and authority to enter into this Agreement and the Ancillary Agreements, to carry out its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The Seller is duly licensed or qualified to do business and is in good standing in each jurisdiction which the properties owned or leased by it or the operation of its business makes such licensing or qualification necessary, except to the extent that the failure to be so licensed, qualified or in good standing would not adversely affect the ability of the Seller to carry out its obligations under, and to consummate the transactions contemplated by, this Agreement and the Ancillary Agreements. The execution and delivery of this Agreement and the Ancillary Agreements by the Seller, the performance by the Seller of its obligations hereunder and thereunder and the consummation by the Seller of the transactions contemplated hereby and thereby have been duly authorized by all requisite action on the part of the Seller and its stockholders. This Agreement has been, and upon their execution the Ancillary Agreements shall have been, duly executed and delivered by the Seller, and (assuming due authorization, execution and delivery by the Purchaser) this Agreement constitutes, and upon their execution the Ancillary Agreements shall constitute, legal, valid and binding obligations of the Seller, enforceable against the Seller in accordance with their respective terms, except to the extent that the enforceability thereof may be limited by the Enforceability Exceptions.

SECTION 3.02. Organization, Authority and Qualification of the Acquired Companies

The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all necessary corporate power and authority to own, operate or lease the properties and assets now owned, operated or leased by it and to carry on its business as it has been and is currently conducted. The Company is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the properties owned or leased by it or the operation of its business makes such licensing or qualification necessary or desirable, except to the extent that the failure to be so licensed, qualified or in good standing would not materially impair the ability of the Company to conduct its business in the ordinary course as currently conducted. True, correct and complete copies of the certificate of incorporation and bylaws of the Company have been delivered by the Seller to the Purchaser, and the Company is not in default under or in violation of any provision thereof. Each Operating Subsidiary is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has all requisite power and authority to own, operate or lease the properties and assets now owned, operated or leased by it and to carry on its business as it has been (since the Relevant Company Acquisition Date) and is currently conducted. Each

Operating Subsidiary is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the properties owned or leased by it or the operation of its business makes such licensing or qualification necessary or desirable, except to the extent that the failure to be so licensed, qualified or in good standing would not materially impair the ability of such Operating Subsidiary to conduct its business in the ordinary course as currently conducted.

SECTION 3.03. Capitalization; Ownership of Shares

(a) The authorized capital stock of the Company consists solely of 1,000 shares of Common Stock, of which 200 shares of Common Stock are issued and outstanding. All of the Shares are duly authorized, validly issued, fully paid and non-assessable and were not issued in violation of any preemptive rights. There are no options, warrants, convertible securities or other rights, agreements, arrangements or commitments relating to the Shares or obligating either the Seller or the Company to issue or sell any shares of Common Stock, or any other interest in, the Company. The Shares constitute all the issued and outstanding capital stock of the Company and are owned of record and beneficially by the Seller, which ownership shall be, as of the Closing Date, free and clear of all Encumbrances, except for Encumbrances arising in connection with this Agreement and those imposed by the Purchaser. Upon the consummation of the Closing, the Purchaser will be the beneficial owner of the entire equity interest in the Company, free and clear of all Encumbrances, except for any Encumbrances imposed by the Purchaser.

(b) Section 3.03(b) of the Disclosure Schedule sets forth a true and complete list of the Subsidiaries of the Company, including, with respect to each Subsidiary, (i) its name and jurisdiction of incorporation or organization, (ii) the number of authorized equity interests, (iii) the total number of equity interests thereof that are outstanding, (iv) the percentage of the total outstanding equity interests held by the Seller, the Company or any other Acquired Company, as the case may be, and the identity of each such holder (each such equity interest held by the Seller, the Company or any other Acquired Company, a “Subsidiary Equity Interest”) and (v) the percentage of the total outstanding equity interests held by a Person other than the Seller, the Company or any other Acquired Company and the identity of each such holder. There are no authorized or outstanding equity interests of any Subsidiary other than the Subsidiary Equity Interests, and there are no authorized or outstanding equity interests or other securities convertible into or exchangeable for any equity interests of any Subsidiary. All Subsidiary Equity Interests are duly authorized, validly issued, fully paid and non-assessable and were not issued in violation of any preemptive rights and, as of the Closing shall not be subject to any Encumbrances, except for Encumbrances arising in connection with this Agreement and those imposed by Purchaser. No Acquired Company owns, controls or has any rights to acquire, directly or indirectly, any capital stock or other equity interests or debt instruments of any Person, except for the Operating Subsidiaries set forth in Section 3.03(b) of the Disclosure Schedule. All of the outstanding equity securities and other securities of each Subsidiary are owned of record and beneficially by one or more of the Acquired Companies, free and clear of all Encumbrances, in the respective amounts set forth in Section 3.03(b) of the Disclosure Schedule.

(c) There are no options, warrants, equity securities, calls, rights or other Contracts to which any Acquired Company is a party or by which any Acquired Company is bound obligating any Acquired Company to issue, exchange, transfer, deliver or sell, or cause to be issued, exchanged, transferred, delivered or sold, additional shares of capital stock or other equity interests of any Acquired Company or any security or rights convertible into or exchangeable or exercisable for any such shares or other equity interests. There are no outstanding or authorized stock appreciation rights, phantom stock, profit participation rights or similar rights with respect to any Acquired Company. There are no voting trusts, proxies or other agreements or undertakings with respect to the capital stock or other equity interests of any Acquired Company. No holder of Indebtedness of any Acquired Company has any right to convert or exchange such Indebtedness for any equity securities or other securities of any Acquired Company. No holder of Indebtedness of any Acquired Company has any rights to vote for the election of directors of any Acquired Company or to vote on any other matter.

(d) There are no obligations, contingent or otherwise, of any Acquired Company to repurchase, redeem or otherwise acquire any shares of capital stock of any Acquired Company. No Acquired Company is subject to any obligation or requirement to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any Acquired Company or any other Person.

(e) The Operating Subsidiaries constitute all of the “significant” (as such term is defined in the Exchange Act) Subsidiaries of the Company. The Company has no Subsidiaries other than the Operating Subsidiaries and the Dormant Subsidiaries, and all of the Acquired Companies were acquired or established (or caused to be established) by the Seller on or after October 1, 2014. Each of the Dormant Subsidiaries is a dormant entity which owns no assets (other than immaterial assets), conducts no business or operations, has no Liabilities or employees, is not party to any Contracts (other than immaterial Contracts) and generates no revenue.

SECTION 3.04. No Conflict

Assuming that all consents, approvals, authorizations and other actions described in Section 3.05 have been obtained, all filings and notifications listed in Section 3.05 of the Disclosure Schedule have been made and any applicable waiting period has expired or been terminated, and except as may result from any facts or circumstances relating solely to the Purchaser, the execution, delivery and performance of this Agreement and the Ancillary Agreements by the Seller, and the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements do not and will not directly or indirectly (a) violate, conflict with or result in the breach of the certificate of incorporation or bylaws (or similar organizational documents) of the Seller or any Acquired Company, (b) conflict with or violate any Law or Governmental Order applicable to the Seller or any Acquired Company or (c) conflict with, result in any breach of, constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, require any consent under, or give to others any rights of termination, acceleration, cancellation, revocation, withdrawal, suspension, modification, imposition of additional obligations or loss of rights under, result in any payment becoming due under, result in the imposition of any Encumbrances on any of the Shares or Subsidiary Equity Interests or any of the properties or assets of any Acquired Company under, or otherwise give rise to any right on the part of any Person to exercise any remedy or obtain any relief under, any note, bond, mortgage or indenture, Contract, lease, sublease, license, permit, franchise or other instrument or arrangement to which the Seller or any Acquired Company is a party, except, in the case of clauses (b) and (c), as would not reasonably be expected to have a Material Adverse Effect.

SECTION 3.05. Governmental Consents and Approvals

The execution, delivery and performance of this Agreement and each Ancillary Agreement and the consummation by the Seller of the transactions contemplated hereby and thereby do not and will not require any consent, approval, authorization or other order of, action by, filing with or notification to, any Governmental Authority, except (a) as described in Section 3.05 of the Disclosure Schedule, (b) the premerger notification and waiting period requirements of the HSR Act and the requirements of Competition Law of any relevant jurisdiction, (c) the submission of a draft and final joint voluntary notice relating to the transactions contemplated by this Agreement to CFIUS and any other information that may be required or requested under the DPA and the CFIUS Approval, or (d) to the extent the failure to obtain any such consent, approval, authorization or other order or action, or to make any such filing or notification, would not reasonably be expected to have a Material Adverse Effect.

SECTION 3.06. SEC Reports; Financial Information

(a) The Seller has filed with or furnished to the SEC on a timely basis all Seller SEC Documents since January 1, 2014 (the “Covered Seller SEC Documents”). To the Knowledge of the Seller, none of the Covered Seller SEC Documents is the subject of ongoing SEC review. None of the Acquired Companies are subject to the periodic reporting requirements of the Exchange Act or is otherwise required to file any periodic forms, reports, schedules, statements or other documents with the SEC.

(b) The Seller has provided a true, correct and complete copy of the S-1 Registration Statement to the Purchaser. The S-1 Registration Statement did not, at the time it was filed, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading; provided, however, that no representations are made with respect to any forward-looking statements (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995), projections, forecasts, or market or industry data contained in the S-1 Registration Statement. Since March 30, 2018 through the date of this Agreement, no amendment or supplement to the S-1 Registration Statement has been filed and no other registration statement for any securities of the Company or any other Acquired Company has been filed.

(c) Set forth in Section 3.06(c) of the Disclosure Schedule are true and complete copies of (i) the audited consolidated balance sheet of the Acquired Companies for the fiscal years ended as of December 31, 2015, December, 31, 2016 and December 31, 2017 and the related audited consolidated statements of income and cash flows of the Acquired Companies for the years then ended (collectively, the “Audited Year-End Financial Statements”) and (ii) the unaudited consolidated balance sheet of the Acquired Companies as of March 31, 2018, and the related unaudited consolidated statements of income and cash flows of the Acquired Companies for the three-month period then ended (the “Interim Financial Statements”, and collectively with the Audited Year-End Financial Statements, the “Financial Statements”).

(d) The Financial Statements (i) were prepared in accordance with the books of account and other financial records of the Acquired Companies (except as may be indicated in the notes thereto), (ii) present fairly in all material respects the consolidated financial condition, results of operations, changes in stockholders’ equity and cash flows of the Acquired Companies as of the dates thereof or for the periods covered thereby and (iii) were prepared in accordance with GAAP applied on a basis consistent with the past practices of the Acquired Companies, clauses (ii) and (iii) above being subject, in the case of the Interim Financial Statements, to normal, recurring adjustments and the absence of all of the required disclosures in connection with annual financial statements, the effect of which are not, individually or in the aggregate, material. Except as set forth in Section 3.06(d) of the Disclosure Schedules, the Acquired Companies do not have any material Off-Balance Sheet Arrangements.

SECTION 3.07. Absence of Undisclosed Liabilities.

There are no Liabilities of the Acquired Companies that are required to be reflected on a balance sheet prepared in accordance with GAAP, other than Liabilities (a) reflected or reserved against in the Financial Statements or the notes thereto, (b) incurred since the Reference Statement Date in the Ordinary Course of Business of the Acquired Companies, (c) arising under Contracts referred to or disclosed in this Agreement (other than as a result of a breach thereof) or (d) in an amount less than $1,000,000 in the aggregate.

SECTION 3.08. Conduct in the Ordinary Course.

Since the Reference Statement Date, (a) the Business has been conducted in the Ordinary Course of Business, (b) there has not occurred any Material Adverse Effect, and (c) no Acquired Company has taken any action that, if taken after the date hereof, would constitute a violation of Section 5.01(a) through Section 5.01(u).

SECTION 3.09. Litigation

There is no, and since the Relevant Company Acquisition Date there has not been any, material Action pending or, to the Knowledge of the Seller, threatened against any Acquired Company, any of their respective properties or assets or, to the Knowledge of the Seller, any of their respective directors, officers or employees in their capacities as such. As of the date of this Agreement, there is no Action pending or, to the Knowledge of the Seller, threatened against the Seller or any of the Acquired Companies with respect to this Agreement or the transactions contemplated hereby. There is no, and since the Relevant Company Acquisition Date there has not been any, pending or, to the Knowledge of the Seller, threatened material governmental or regulatory audit, review or inspection relating to any of the Acquired Companies, any of their respective properties or assets or, to the Knowledge of the Seller, any of their respective directors, officers or employees in their capacities as such. There is no material Governmental Order outstanding against or binding upon any of the Acquired Companies or any of their directors or officers in their capacities as such or any of their respective properties or assets.

SECTION 3.10. Compliance with Laws; Governmental Authorizations

(a) Without limiting the scope of any other representation in this Agreement, the Acquired Companies have each conducted and continue to conduct its businesses in accordance with all Laws and Governmental Orders applicable to the Acquired Companies, the Products or the ownership or use of any of the Assets, in each case, in all material respects, and no Acquired Company is in material violation of any such Law or Governmental Order. Since the Relevant Company Acquisition Date, none of the Seller or any Acquired Company has received any written or, to Seller’s Knowledge, oral notice from a Governmental Authority alleging that any Acquired Company is not in compliance in any material respect with any applicable Law.

(b) The Acquired Companies hold all of the material Governmental Authorizations necessary to permit the Acquired Companies to conduct the Business in the manner in which they currently conduct the Business and to permit the Acquired Companies to own and use the Assets in the manner in which they currently own and use such Assets or to permit the Acquired Companies to produce, import, formulate, supply, distribute, offer for sale and sell the Products. The Acquired Companies are in material compliance with all such Governmental Authorizations.

(c) Except as would not result in a Material Adverse Effect: (i) all Product Registrations are in full force and effect; (ii) neither the Seller nor the Acquired Companies are in default of any applicable requirement or obligation to provide Data in support of any Product Registrations; (iii) no Product Registration is subject to any third party claims for compensation, other than pursuant to commercial arrangements entered into by any Acquired Company in the Ordinary Course of Business; (iv) since the Relevant Company Acquisition Date neither the Seller nor the Acquired Companies have, in connection with the business of the Acquired Companies, manufactured, blended, compounded, formulated for resale, imported, exported, sold or used any product or compound without first obtaining a Product Registration, to the extent a Product Registration is required to do so; (v) since the Relevant Company Acquisition Date no Governmental Authority has taken, nor to the Seller’s Knowledge, has any Governmental Authority threatened to take any action to suspend, cancel, or restrict the use of any Product Registration; (vi) to the Knowledge of the Seller, the Data provided to Governmental Authorities since the Relevant Company Acquisition Date in connection with applying for or obtaining the Product Registrations was at the time of its provision accurate and deemed acceptable by the Governmental Authorities; and (vii) the Acquired Companies and, after the Closing, the Purchaser, the Acquired Companies or the Purchaser’s other Affiliates will either own or have access to all Data provided to Governmental Authorities in connection with obtaining the Product Registrations.

(d) To the Seller’s Knowledge, there is no circumstance that would reasonably be expected to result in the entire or partial withdrawal, restriction, revocation or termination by Governmental Authorities of any material Product Registrations or other material Governmental Authorizations that are subsisting or undergoing a review or renewal process. The Acquired Companies have used their commercially reasonable efforts to generate all Data necessary to obtain and maintain all Product Registrations and other Governmental Authorizations that are subsisting or will be undergoing a review or renewal process or, alternatively, to secure the adequate access rights to such Data or to develop a substitute to the affected Products.

SECTION 3.11. Environmental, Health and Safety Matters

Except as would not reasonably be expected to be material to the Acquired Companies taken as a whole:

(a) Since the Relevant Company Acquisition Date, the Acquired Companies are and have been in compliance with all applicable Environmental Laws and Health and Safety Laws. The Acquired Companies have obtained and since the Relevant Company Acquisition Date have been in compliance with, all Environmental Permits and Governmental Authorizations that are required pursuant to Environmental Laws and Health and Safety Laws for the occupation of their facilities and the operation of the Business and the production, manufacture, generation, importation, formulation, supply, distribution, offer for sale and sale of the Products.

(b) The Seller has delivered to the Purchaser or made available to the Purchaser true, correct and complete copies of all material (i) Environmental Permits of the Acquired Companies, (ii) Governmental Authorizations of the Acquired Companies required in relation to the Business pursuant to any Environmental Law and Health and Safety Law, (iii) Contracts pursuant to which any Acquired Company may be subject to the burden or have the benefit of any legally enforceable obligation concerning any matter pertaining to the Environment or the health, safety or welfare of any Person and (iv) environmental health and safety assessment or audit reports or other similar studies or analyses generated since the Relevant Company Acquisition Date and in the Seller’s or any Acquired Company’s possession that relate to the Assets, the Business or the Products.

(c) Since the Relevant Company Acquisition Date, neither the Seller in connection with or relating to the Business nor any Acquired Company has received any notice, report or other written communication regarding (i) any actual, alleged or potential violation of, or failure to comply with, any Environmental Law or Health and Safety Law or any Environmental Permit or Governmental Authorization pursuant to any Health and Safety Law or (ii) any Liability or potential Liability, including any investigatory, remedial or corrective obligation, relating to any Acquired Company or any Owned Real Property, Leased Real Property or other property or facility currently or previously owned, leased, or operated by any Acquired Company, or any Product currently or previously produced, imported, formulated, supplied, distributed, offered for sale or sold, arising under any Environmental Law or Health and Safety Law or with respect to any current or former employee of any Acquired Company in each case which has not or have not been resolved, to the extent required by Environmental Law, without any further Liability.

(d) No Hazardous Material (i) is present in violation of, or in a manner that would give rise to Liability under, any Environmental Law or any Health and Safety Law or any Environmental Permit or any Governmental Authorization pursuant to any Health and Safety Law at, on, under, or migrating from any Owned Real Property or Leased Real Property or any other property or facility currently owned, leased, operated or controlled by any Acquired Company or the Seller in connection with or relating to the Business or (ii) was or is present in violation of, or in a manner that would give rise to Liability under, Environmental Law or any Health and Safety Law or any Environmental Permit or any Governmental Authorization pursuant to any Health and Safety Law at, on, under, or migrating from any property or facility that was previously owned, leased, operated or controlled by any Acquired Company or the Seller in connection with or relating to the Business with respect to conditions that (x) existed or occurred during the period from the Relevant Company Acquisition Date to the date that the Acquired Company or the Seller ceased to own, lease, operate or control such property or facility or (y) to Seller’s Knowledge, existed or occurred at any time prior to the Relevant Company Acquisition Date.

(e) Since the Relevant Company Acquisition Date, no Acquired Company has treated, stored, disposed of, arranged for or permitted the disposal of, transported, handled, generated, manufactured, distributed, exposed any Person to or Released any Hazardous Material, or owned or operated any property or facility in a manner that has given rise or would give rise to any material Liability, including any Liability for fines, penalties, response costs, corrective costs, personal injury, property damage, natural resources damage or attorneys’ fees, pursuant to any Environmental Law or Health and Safety Law, in each case which has or have not been addressed to the extent required by Environmental Law and which have been fully resolved with no further Liability or obligations for such matter.

(f) Since the Relevant Company Acquisition Date, neither Seller in connection with or relating to the Business nor any Acquired Company has, either expressly or by operation of Law, assumed, undertaken, provided an indemnity with respect or otherwise become subject to any material Liability, including any obligation for corrective or remedial action, of any other Person relating to any Environmental Law or Health and Safety Law and none of the Seller or any Acquired Company has made, commenced or threatened in writing within the last five (5) years any claim, action, suit, arbitration or proceeding against any third party in respect of any actual or alleged damage to the Environment.

(g) Neither any Acquired Company nor any Owned Real Property or Leased Real Property or, to Seller’s Knowledge, any property that was previously owned, leased, operated or controlled by the Seller in connection with or relating to the Business or by any Acquired Company is listed in any register of polluted or contaminated properties kept by a Governmental Authority.

(h) Set forth in Section 3.11(h) of the Disclosure Schedule is a true, correct and complete list of, and the Seller has delivered to the Purchaser true, correct and complete copies of, all documents submitted to any Governmental Authority and all other reports, assessments, opinions, analyses and investigations whether or not submitted to such court prepared in connection with the Disclosed Environmental Litigation.

SECTION 3.12. Intellectual Property

(a) Section 3.12(a) of the Disclosure Schedule sets forth a list of (i) all patents and patent applications, registered trademarks and trademark applications, registered copyrights and copyright applications, and material unregistered trademarks owned by any Acquired Company and (ii) all social media accounts and domain names registered in the name of any Acquired Company (items listed in (i) and (ii) collectively “Registered Intellectual Property”), in each case of (i) and (ii) including the owner of such item of Registered Intellectual Property, the registration and application dates and numbers (as applicable) of such item of Registered Intellectual Property, the jurisdiction in which such item of Registered Intellectual Property has been issued or registered or in which any application for issuance and registration has been filed and, for domain names, the registrar with which such domain name has been registered.

(b) To the Knowledge of the Seller, no Person has engaged or is engaging in any activity that infringes any Company Intellectual Property. No claim since the Relevant Company Acquisition Date has been asserted or threatened in writing against any Acquired Company that any of the Acquired Companies, the conduct of the businesses of any Acquired Company, the use of Company Intellectual Property or any products or services offered by any Acquired Company infringes, misappropriates, or otherwise violates the Intellectual Property of any third party, or that a license or other permission to use any Intellectual Property of any third party may be necessary, other than each such license or permission which has been obtained. Since the Relevant Company Acquisition Date, none of the Registered Intellectual Property has been adjudged invalid or unenforceable and, to the Knowledge of the Seller, the Registered Intellectual Property is valid and enforceable. No Registered Intellectual Property has expired or been canceled or abandoned. No Registered Intellectual Property is the subject of any third party proceeding, action or opposition filed in a court of law or with the United States Patent and Trademark Office or any other intellectual property registry or other Governmental Authority anywhere in the world.

(c) None of the Acquired Companies, the conduct of the business of any Acquired Company, the Company Intellectual Property or the use thereof or any products or services offered by any Acquired Company have infringed, misappropriated or otherwise violated, or are currently infringing, misappropriating, diluting, misuse or otherwise violating, any rights of any Person in or to any Intellectual Property. With respect to each item of owned Company Intellectual Property, an Acquired Company is the owner of the entire right, title and interest in and to such Company Intellectual Property. The Acquired Companies own or have the right to use in the manner currently used all Intellectual Property used by the Acquired Companies in the businesses of the

Acquired Companies as currently conducted. The Acquired Companies own or have the right to use and refer to the material Data as needed in order for the Acquired Companies to obtain and maintain all material Governmental Authorizations related to the Products. The Company Intellectual Property includes all Intellectual Property used or held for use in connection with the operation of the businesses of the Acquired Companies as currently conducted, and there are no other items of Intellectual Property that are material to or necessary for the operation of the businesses of the Acquired Companies or for the continued operation of such businesses immediately after the Closing in substantially the same manner as operated prior to the Closing. There is no Shared IP.

(d) Current and (since the Relevant Company Acquisition Date) former employees and consultants of the Acquired Companies that have contributed to the development or creation of owned Company Intellectual Property material to any Product or the business of any Acquired Company have executed a written agreement with an Acquired Company whereby such Acquired Company has obtained ownership of all right, title and interest in such Company Intellectual Property by operation of law or by assignment.

(e) The Company has taken reasonable measures to protect and maintain the confidentiality of all proprietary and confidential information, trade secrets and know-how of the Acquired Companies. All past (since the Relevant Company Acquisition Date) and present employees, contractors and consultants of the Acquired Companies who have had access to proprietary and confidential information, trade secrets and know-how of the Acquired Companies have executed agreements or otherwise have obligations pursuant to which such Persons are bound to protect such proprietary and confidential information, trade secrets and know-how, and, to the Knowledge of the Seller, no such Person has breached its obligations to any Acquired Company thereunder.

(f) Since the Relevant Company Acquisition Date, during the conception of or reduction to practice of any item of the Company Intellectual Property, no developer, inventor or other contributor to such Company Intellectual Property was operating under a Contract or grant funded by any Governmental Authority or educational institution, performing research sponsored by any Governmental Authority or educational institution, utilizing the facilities of any Governmental Authority or educational institution, or subject to any employment agreement or invention assignment or nondisclosure agreement or other obligation with any third Person.

(g) Each Acquired Company’s privacy policies and any other privacy notice or other similar public-facing statement by the Acquired Companies regarding the collection, retention, use, processing, disclosure and distribution of Personal Information from individuals by any Acquired Company or their respective agents are posted and accessible to individuals on such Acquired Company’s website or on any other mechanism through which any Acquired Company collects Personal Information, and such privacy policies comply with applicable laws related to the collection, use, access to, transmission, disclosure, alteration or handling of Personal Information.

(h) Since the Relevant Company Acquisition Date, no Acquired Company has received any written, or to the Knowledge of the Seller, other claims, complaints or notice of any Action regarding any Acquired Company’s information handling or security practices or the disclosure, retention, misuse or security of any Personal Information, or alleging a violation of any person’s privacy, personal or confidentiality rights under the privacy policies or otherwise by any person, including the U.S. Federal Trade Commission, any similar foreign bodies, or any other Governmental Authority; to the Knowledge of the Seller, neither the execution, delivery, or performance of this Agreement, nor the consummation of any of the transactions contemplated by this Agreement, will violate privacy policies or any applicable laws related to the collection, use, access to, transmission, disclosure, alteration or handling of Personal Information.

(i) Each Acquired Company is undertaking all commercially reasonable measures to ensure that the conduct and operation of its business will comply with the Regulation (EU) 2016/679 of the European Parliament and of the Council of 27 April 2016 on the protection of natural persons with regard to the processing of personal data and on the free movement of such data, and repealing Directive 95/46/EC (General Data Protection Regulation) (applicable as of 25 May 2018) to the extent that the foregoing is applicable such business.

(j) All IT Systems that are material to the business of any Acquired Company operate and perform in accordance with their documentation and functional specifications and otherwise adequately meet the needs of such business as currently conducted. Since the Relevant Company Acquisition Date, no such IT Systems have materially malfunctioned or failed and, to the Knowledge of the Seller, no such IT Systems contain any viruses, worms, trojan horses, bugs, faults or other devices, errors, contaminants or effects that (A) significantly disrupt or adversely affect the functionality of any such IT Systems, except as disclosed in their documentation, or (B) enable or assist any Person to access without authorization any such IT Systems. The Acquired Companies have taken commercially reasonable measures regarding virus protection and security to safeguard such IT Systems and, to the Knowledge of the Seller, since the Relevant Company Acquisition Date, no Person has gained unauthorized access to such IT Systems.

(k) No Owned Software that is material to the business of any Acquired Company includes, is being or has been distributed or used, in whole or in part, in conjunction with, any other Software in a manner which (i) requires the licensing, disclosure or distribution of any source code (other than source code that is a part of such other Software) or Company Intellectual Property to licensees or any other Person, (ii) except as specifically permitted by Law, allows any Person to decompile, disassemble or otherwise reverse engineer any Owned Software, (iii) requires the licensing of any Owned Software to any other Person for the purpose of making derivative works or (iv) otherwise imposes any other material limitation, restriction, or condition on the right or ability of any Acquired Company to use or distribute any Owned Software.

SECTION 3.13. Real Property; Personal Property

(a) Section 3.13(a) of the Disclosure Schedule lists the street address of each material parcel of Owned Real Property and the current owner of each parcel of Owned Real Property. (i) The Seller has good and marketable title in fee simple to each parcel of Owned Real Property free and clear of all liens and encumbrances, except Permitted Encumbrances, (ii) the Seller has made available to the Purchaser copies of all material title insurance policies relating to the Owned Real Property, in each case to the extent in the Seller’s possession, (iii) no Acquired Company has since the Relevant Company Acquisition Date leased or licensed the use of any Owned Real Property to any third parties, (iv) no Acquired Company is obligated nor has an option to acquire an ownership interest in any real property, (v) there is no condemnation, expropriation, or other proceeding in eminent domain pending or, to Seller’s Knowledge, threatened against the Owned Real Property or any portion thereof, except as would not be material to the Acquired Companies, (vi) there has not been, since the Relevant Company Acquisition Date, any fire or other casualty that affects in any material respect any Acquired Company’s use of the Owned Real Property for the operation of its business therein, (vii) there is no Action or, to the Knowledge of the Seller, threatened Action, relating to the ownership, use, or occupancy of the Owned Real Property or any material portion thereof by any Acquired Company, (viii) the material improvements and fixtures on the Owned Real Property are in good operating condition and in a state of good maintenance and repair, ordinary wear and tear excepted, (ix) the transactions contemplated hereunder with respect to the Owned Real Property do not require the consent of any party other than Seller, and (x) the current use and occupancy of all Owned Real Property does not violate in any material respect any zoning, building, safety or environmental Law, or any recorded or unrecorded easement, covenant, condition, or restriction applicable to such Owned Real Property.

(b) Section 3.13(b) of the Disclosure Schedule lists the street address of each material parcel of Leased Real Property and the identity of the lessor, lessee and current occupant (if different from lessee) of each such parcel of Leased Real Property. The Seller has delivered to the Purchaser, true and complete copies of the leases in effect at the date hereof relating to the Leased Real Property. (i) There has not been any lease, sublease, license, assignment, or other similar arrangement entered into by any Acquired Company in respect of the leases relating to the Leased Real Property, (ii) no Acquired Company that is the tenant under such lease relating to the Leased Real Property, nor, to the Seller’s Knowledge, the landlord under such lease, is in default in any material respect thereunder (and no event has occurred or circumstance exists that, with the delivery of notice, the passage of time, or both, would constitute a breach or default thereunder, or permit the termination, modification, or acceleration of rent under such lease), (iii) each lease under which the Leased Real Property is leased to any Acquired Company is legal, valid, binding and enforceable according to its terms and in full force and effect, (iv) no security deposit or portion thereof deposited with respect to any lease for any of the Leased Real Property has, since the Relevant Company Acquisition Date, been applied in respect of any breach or default under such lease that has not been re-deposited in full, (v) no Acquired Company owes any material brokerage commissions or tenant improvement overages applicable to any of the

Leased Real Property, (vi) there is no condemnation, expropriation, or other proceeding in eminent domain pending or, to Seller’s Knowledge, threatened against the Leased Real Property or any portion thereof, except as would not be material to the Acquired Companies, (vii) there has not been, since the Relevant Company Acquisition Date, any fire or other casualty that affects in any material respect any Acquired Company’s use of the Leased Real Property for the operation of its business therein, (viii) there is no Action or, to the knowledge of Seller, threatened Action, relating to the lease, use, or occupancy of the Leased Real Property or any portion thereof by any Acquired Company, (ix) the material improvements and fixtures on the Leased Real Property are in good operating condition and in a state of good maintenance and repair, ordinary wear and tear excepted, (x) except as specified on Section 3.13(b) of the Disclosure Schedule, the transactions contemplated hereunder with respect to the Leased Real Property do not require the consent of any party other than Seller and will not result in a breach or default under any applicable lease, and (xi) to Seller’s Knowledge, the current use and occupancy of all Leased Real Property does not violate in any material respect any Laws (including zoning, building, safety or environmental Laws), or any recorded or unrecorded easement, covenant, condition, or restriction applicable to such Leased Real Property.

(c) Except for assets disposed of in the Ordinary Course of Business since the Reference Statement Date or as set forth on Section 3.13(c) of the Disclosure Schedule, each Acquired Company has good and valid title to, a valid leasehold interest in, or a valid license to use all of the properties and assets (tangible or intangible, real or personal) reflected on the Interim Financial Statements or acquired, leased, or licensed by the Acquired Companies since the Reference Statement Date, free and clear of any Encumbrances (other than Permitted Encumbrances).

(d) The tangible properties and assets owned, leased, or licensed by the Acquired Companies, including all buildings, plants, structures, improvements, fixtures, machinery, equipment, vehicles, and other tangible assets, are free from material defects, are in good operating condition (reasonable wear and tear excepted), and are suitable, in all material respects, for the uses for which intended. Except for the services to be provided pursuant to the Transition Services Agreement, the properties, assets (tangible or intangible), Governmental Authorizations and Product Registrations owned, leased, licensed or held by the Acquired Companies constitute all of the properties, assets, Governmental Authorizations and Product Registrations used in or necessary to conduct the Business in substantially the same manner as conducted on the date hereof.

SECTION 3.14. Employee Benefit Matters

(a) Section 3.14(a) of the Disclosure Schedule sets forth a complete and accurate list, as of the date of this Agreement, of each Plan. With respect to each material Plan set forth on Section 3.14(a) of the Disclosure Schedule, the Seller has made available to the Purchaser a true, correct and complete copy of the following, to the extent applicable to such Plan: (i) the material documents pursuant to which the Plan is maintained, administered and funded (including the formal plan documents, summary plan descriptions, all trust agreements, insurance Contracts, administration Contracts, investment management agreements, subscription and participation agreements and recordkeeping agreements), each as in effect on the date hereof; (ii) the two most recent annual reports, actuarial reports, and accountant’s opinions of each Plan’s financial statements; and (iii) the most recent Internal Revenue Service determination letter with respect thereto, or opinion letter (in the case of a prototype, volume submitter or mass submitter plan document with respect to a Plan), and all other material correspondence with Governmental Authorities with respect thereto received since the Relevant Company Acquisition Date. In the case of any material Plan set forth on Section 3.14(a) of the Disclosure Schedule which is not in written form, the Company has supplied Purchaser with a true, correct and complete description of such Plan as in effect on the date hereof.

(b) Each Plan has, since the Relevant Company Acquisition Date, been maintained, administered and operated in all material respects in accordance with its terms and the requirements of all applicable Laws and no event has occurred which will or could reasonably be expected to cause any Plan to fail to comply with such requirements, no notice has been issued by any Governmental Authority, since the Relevant Company Acquisition Date, questioning or challenging such compliance, and all reports and other submissions required by any Governmental Authority with respect to each Plan (including IRS Form 5500 Annual Reports, Summary Annual Reports and Summary Plan Descriptions), have been timely filed with the appropriate Governmental Authority and, in all material respects, distributed to participants as required by ERISA. All Plans which are subject to Section 409A of the Code comply with Section 409A in form and have been administered in accordance with their terms and Section 409A of the Code. Each Acquired Company has performed all obligations required to be performed by it under, and is not in any material respect in default under or in material violation of, any Plan. No Action is pending or, to the Knowledge of the Seller, threatened with respect to any Plan (other than claims for benefits in the ordinary course) and, to the Knowledge of the Seller, no fact or event exists that could give rise to any such Action. There is no provision in any Plan, and there has been no act or omission by any Acquired Company since the Relevant Company Acquisition Date that would impair the ability of an Acquired Company (or any successor thereto) to unilaterally amend or terminate any Plan.

(c) No Plan is, and no Acquired Company has any Liability (contingent or otherwise) with respect to, a (i) multiple-employer plan (within the meaning of Section 413(c) of the Code), (ii) defined benefit pension plan (whether tax-qualified or subject to ERISA) or plan that is subject to Title IV of ERISA or to the minimum funding requirements of Section 412 of the Code or Section 302 of ERISA or (iii) plan that provides post-retirement medical, life insurance or other welfare benefits, other than statutory liability for providing group health plan continuation coverage under Part 6 of Title I of ERISA and Section 4980B of the Code or applicable state Law. None of the Plans is a multiple employer pension plan or a multiple employer welfare arrangement (within the meaning of Section 3(40) of ERISA). No Acquired Company or any of their respective ERISA Affiliates has any Liability (contingent or otherwise) under or with respect to a Multiemployer Plan.

(d) Neither the Company nor any of its Subsidiaries has incurred or reasonably expects to incur any material penalties or liabilities under Section 4980H(a) or Section 4980H(b) of the Code.

(e) None of the assets of any Plan are invested in employer securities or employer real property.

(f) Since the Relevant Company Acquisition Date, there have been no prohibited transactions or breaches of any of the duties imposed on “fiduciaries” (within the meaning of Section 3(21) of ERISA) by ERISA with respect to the Plans that could result in any liability or excise tax under ERISA or the Code being imposed on any Acquired Company.

(g) Since the Relevant Company Acquisition Date, with respect to each group health plan benefiting any current or former employee of any Acquired Company that is subject to Section 4980B of the Code, the Acquired Company and ERISA Affiliate have complied with the continuation coverage requirements of Section 4980B of the Code and Part 6 of Subtitle B of Title I of ERISA. No Plan is or at any time was funded through a “welfare benefit fund” as defined in Section 419(e) of the Code, and no benefits under any Plan are or at any time have been provided through a voluntary employees’ beneficiary association (within the meaning of subsection 501(c)(9) of the Code) or a supplemental unemployment benefit plan (within the meaning of Section 501(c)(17) of the Code).

(h) All (i) insurance premiums required to be paid with respect to, (ii) benefits, expenses, and other amounts due and payable under, and (iii) contributions, transfers, or payments required to be made to, any Plan prior to the Closing Date will have been paid, made or accrued on or before the Closing Date. With respect to any insurance policy providing funding for benefits under any Plan, (i) there is no liability of any Acquired Company, in the nature of a retroactive rate adjustment, loss sharing arrangement, or other actual or contingent liability, nor would there be any such liability if such insurance policy was terminated on the date hereof, and (ii) no insurance company issuing any such policy is in receivership, conservatorship, liquidation or similar proceeding and, to the Knowledge of the Seller, no such proceedings with respect to any such insurer are imminent.

(i) No Plan provides benefits to any individual who is not a current or former employee of an Acquired Company, or a dependent or other beneficiary of any such current or former employee.

(j) Each Plan that is intended to be qualified under Section 401(a) of the Code or Section 401(k) of the Code is subject to a favorable determination or opinion letter from the IRS that such Plan is so qualified and each trust established in connection with any Plan which is intended to be exempt from federal income taxation under Section 501(a) of the Code has received a determination or opinion letter from the IRS that it is so exempt and no fact or event has occurred since the date of such determination or opinion letter or letters from the IRS to adversely affect the qualified status of any such Plan or the exempt status of any such trust.

(k) Neither the execution and delivery of this Agreement and the Ancillary Agreements nor the consummation of the transactions contemplated herein will (i) entitle any current or former employee, officer, director or consultant of any Acquired Company to severance pay, change in control payments, unemployment compensation or any other payment, (ii) accelerate the time of payment, or increase the amount of compensation or benefit due, any such employee, officer, director or consultant, (iii) cause any amounts payable with respect to any Plan to fail to be deductible for federal Income Tax purposes by virtue of Section 280G of the Code or Section 162(m) of the Code, or cause any amounts payable or that could be received by any employee, officer or director of an Acquired Company who is a “disqualified individual” (as such term is defined in Treasury Regulations Section 1.2806-1) to be characterized as an “excess parachute payment” as such term is defined in Section 280G(b)(1) of the Code or (iv) result in any prohibited transaction described in Section 406 of ERISA or Section 4975 of the Code for which an exemption is not available. Notwithstanding the foregoing, the Seller is not making any representations or warranties with respect to the effect of any actions of the Purchaser or its Affiliates following the Closing. No current or former employee, officer, director or consultant of any Acquired Company is entitled to receive any additional payment from any Acquired Company by reason of the excise Tax required by Section 4999(a), Section 409A or Section 457A of the Code being imposed on such Person by reason of the transactions contemplated herein or otherwise. None of the Company, any Subsidiary or any of their respective ERISA Affiliates is a nonqualified entity within the meaning of Section 457A of the Code.

(l) All Plans subject to the laws of any jurisdiction outside of the United States (i) have been maintained in accordance with all applicable requirements (including timing and full payment of all contributions to statutory Plans to the extent any such payment was due and not late prior to the date hereof), (ii) if they are intended to qualify for special tax treatment meet all requirements for such treatment, and (iii) if they are intended to be funded and/or book-reserved are fully funded and/or book reserved, as appropriate, based upon reasonable actuarial assumptions.

SECTION 3.15. Income Taxes

(a) The Acquired Companies have since the Relevant Company Acquisition Date timely filed (taking into account any appropriate extension of time within which to file) all Income Tax Returns. All such Income Tax Returns were true, correct and complete in all material respects.

(b) All Income Taxes (whether or not shown on any Tax Return) have been paid or properly accrued on the books and records of the Acquired Companies. Since the Relevant Company Acquisition Date, no written claim has been made by a taxing authority, in a jurisdiction where the Acquired Companies do not file Income Tax Returns, that they are or may be subject to taxation by that jurisdiction. There are no Encumbrances on any of the assets of the Acquired Companies that arose in connection with any failure (or alleged failure) to pay any Income Tax, except for Permitted Encumbrances.

(c) No Acquired Company has since the Relevant Company Acquisition Date waived any statute of limitations in respect of Income Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency that is currently in effect. Since the Relevant Company Acquisition Date, no deficiencies for Income Taxes against any of the Acquired Companies has been in writing claimed, proposed or assessed by any taxing authority that have not yet been paid or otherwise settled. There are no pending or, to the Knowledge of the Seller, threatened audits, assessments or other actions for or relating to any liability in respect of Income Taxes of any of the Acquired Companies.

(d) No Acquired Company is a party to any Tax allocation or sharing agreement other than an agreement between or among Acquired Companies (except for Contracts the principal purpose of which is not to indemnify for Taxes). No Acquired Company (i) has been a member of an affiliated group filing a consolidated Federal income Tax Return, other than with respect to the affiliated group of which the Seller is the common parent, and (ii) has any liability for the Taxes of any Person, other than a member of the Seller affiliated group, under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by Contract or otherwise (except for Contracts the principal purpose of which is not to indemnify for Taxes).

(e) Since the Relevant Company Acquisition date, no Acquired Company has been a U.S. real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(f) Since the Relevant Company Acquisition Date, no Acquired Company has entered into any transaction identified as a “reportable transaction” for purposes of Treasury Regulations Sections 301.6011-4(b).

(g) None of the Acquired Companies will be required to include any material item of income in, or exclude any item of deduction from, taxable income for any period or portion thereof ending after the Closing Date (i) under Section 481 of the Code (or any similar provision of state, local or non-US Law) as a result of change in method of accounting for a Pre-Closing Tax Period, (ii) pursuant to the provisions of any agreement entered into with any taxing authority or pursuant to a “closing agreement” as defined in Section 7121 of the Code (or any similar provision of state, local or non-US Law) executed on or prior to the Closing Date, (iii) as a result of any intercompany transactions occurring on or prior to the Closing Date or any excess loss account described in Treasury Regulations Section 1.1502-19 (or any similar provision of state, local or non-US Law) in existence on the Closing Date, (iv) as a result of the installment method of accounting, the completed contract method of accounting or the cash method of accounting with respect to a transaction that occurred prior to the Closing Date, (v) as a result of any prepaid amount received on or prior to the Closing Date, or (vi) as a result of any election under Section 108(i) of the Code (or any similar provision of state, local or non-US Law) with respect to the discharge of any indebtedness on or prior to the Closing Date.

(h) Since the Relevant Company Acquisition Date, none of the Acquired Companies has owned any Equity Interest in any entity that is a “controlled foreign corporation” within the meaning of Section 957 of the Code, other than those Acquired Companies listed on Section 3.15(h) of the Disclosure Schedule.

(i) Since the Relevant Company Acquisition Date, none of the Acquired Companies has distributed the stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Sections 355 or 361 of the Code.

(j) None of the Acquired Companies is currently the beneficiary of any material Tax incentive, Tax rebate, Tax holiday or similar arrangement or agreement with any tax authority.

(k) There is no outstanding power of attorney authorizing anyone to act on behalf of any of the Acquired Companies in connection with any Tax, Tax Return or action relating to a Tax, and there is no outstanding closing agreement, ruling request, request to change a method of accounting, subpoena or request for information with or by any taxing authority with respect to any of the Acquired Companies.

(l) Since the Relevant Company Acquisition Date, the Acquired Companies have not received any letter ruling from the IRS or any comparable ruling from any other Governmental Authority.

(m) None of the representations set forth in this Section 3.15 shall be interpreted as providing any representation, warranty or other assurance regarding the existence, amount, value or condition of any Tax assets or Tax attributes of the Acquired Companies (including, but not limited to, any Tax loss carryforward, the Tax basis of any asset or any Tax method of accounting) or the ability of Purchaser or any of its Affiliates (including, on or after the Closing Date, the Acquired Companies) to utilize such Tax assets or Tax attributes on or after the Closing Date.

The Purchaser acknowledges that (i) the representations and warranties contained in this Section 3.15, Section 3.14 (to the extent related to Taxes) and Section 3.16 are the only representations and warranties made with respect to Taxes and (ii) no other representation and warranty contained in this Agreement shall apply to any such matter.

SECTION 3.16. Non-Income Taxes

(a) The Acquired Companies have since the Relevant Company Acquisition Date timely filed (taking into account any appropriate extension of time within which to file) all material Non-Income Tax Returns. All such material Non-Income Tax Returns were true, correct and complete in all material respects.

(b) All material Non-Income Taxes (whether or not shown on any Tax Return) have been paid or properly accrued on the books and records of the Acquired Companies. There are no Encumbrances on any of the assets of the Acquired Companies that arose in connection with any failure (or alleged failure) to pay any Non-Income Tax, except for Permitted Encumbrances.

(c) No Acquired Company has since the Relevant Company Acquisition Date waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Non-Income Tax assessment or deficiency that is currently in effect. Since the Relevant Company Acquisition Date, no deficiencies for Non-Income Taxes against any of the Acquired Companies has been in writing claimed, proposed or assessed by any taxing authority that have not yet been paid or otherwise settled. There are no pending or, to the Knowledge of the Seller, threatened audits, assessments or other actions for or relating to any liability in respect of Non-Income Taxes of any of the Acquired Companies.

(d) No Acquired Company has nexus or is required to file Non-Income Tax Returns or pay Non-Income Taxes in a jurisdiction where it does not file Tax Returns, whether or not such Acquired Company has a physical presence in such jurisdiction (including any jurisdiction that may subject such Acquired Company to taxation in accordance with South Dakota v. Wayfair, Inc., 86 U.S.L.W. 4452 (2018)). Since the Relevant Company Acquisition Date, no written claim has been made by a taxing authority, in a jurisdiction where the Acquired Companies do not file Non-Income Tax Returns, that they are or may be subject to Non-Income Taxes in that jurisdiction.

(e) Each Acquired Company has complied with all applicable Laws relating to sales, use, goods and services, value added or other similar Taxes, and all sales, use, goods and services, value added or other similar Taxes that are required to be collected and remitted with respect to such Acquired Company have been collected and remitted, or will be remitted to the appropriate Governmental Authority within the prescribed time periods, or such Acquired Company has received and maintains duly executed certificates of exemption which are sufficient to establish that no such Taxes are due.

(f) No Company or any Subsidiary thereof is liable under any unclaimed property, escheat or similar Law.

SECTION 3.17. Material Contracts

(a) Section 3.17(a) of the Disclosure Schedule sets forth a true, correct and complete list of each Contract of the following types to which any of the Acquired Companies is a party or by which any of the Acquired Companies or any of their respective properties or assets is bound or affected (all such Contracts, “Material Contracts”):

(i) material (A) management Contracts and (B) Contracts with independent contractors or consultants (or similar arrangements) involving total annual payments in excess of $750,000, in each case which are not cancelable without penalty or further payment and without more than thirty (30) days’ notice;

(ii) Contracts relating to indebtedness for borrowed money, in each case having an outstanding principal amount in excess of $5,000,000;

(iii) Contracts (other than governmental licenses and franchises) involving annual payments in excess of $5,000,000 that limit or purport to limit the ability of any Acquired Company to compete, in any material respect, in any line of business or with any Person or in any geographic area or during any period of time, other than any Contracts in which the only such limitations contained therein are required by applicable Law or arise from provisions that require the parties to comply with applicable Law;

(iv) Contracts involving total annual payments to or by the Acquired Companies in excess of $5,000,000;

(v) material Company IP Agreements (other than (A) Contracts for Commercial Software and (B) invention assignment agreements and non-disclosure agreements with employees and consultants entered into in the Ordinary Course of Business);

(vi) Contracts between or among any Acquired Company, on the one hand, and the Seller or any Affiliate of the Seller or any of their respective directors or officers, on the other hand;

(vii) Contracts for the purchase or sale of materials, supplies, goods, services, equipment or other assets, the performance of which extends over a period of more than one year or that otherwise involves an amount or value in excess of $5,000,000;

(viii) material Contracts that provide for the development of Intellectual Property for the benefit of the Business (other than Contracts with employees and consultants entered into in the Ordinary Course of Business);

(ix) requirements Contracts or Contracts obligating the Acquired Companies to satisfy any minimum purchase obligation, in each case, involving total annual payments in excess of $5,000,000;

(x) Contracts for physical capital expenditures, in each case, involving total annual payments in excess of $5,000,000;

(xi) leases of any personal property, or Contracts that otherwise affect the ownership of, leasing of, title to, or use of, any personal property (other than personal property leases and conditional sales agreements having a value per item or aggregate payments of less than $5,000,000 and a term of less than one year)

(xii) Contracts for the employment of any director or officer of any Acquired Company or any other Person on a full-time or part-time basis, providing annual compensation in excess of $250,000, except for at-will arrangements which can be terminated at any time without any Liability to any Acquired Company;

(xiii) Contracts providing for severance, termination or similar payments in excess of $250,000 in value, to any current or former directors, officers, employees, consultants (that are individuals) or other independent contractors (that are individuals) of the any Acquired Company (other than any such Contracts with former directors, officers, employees, consultants or other independent contractors that have been fully performed in accordance with their terms);

(xiv) Contracts providing for a loan or advance to any director or officer of any Acquired Company, other than advances for travel and other appropriate business expenses in the Ordinary Course of Business;

(xv) Contracts for a joint venture, partnership or other Contracts involving any joint conduct or sharing of any business, venture or enterprise, or a sharing of profits or losses or pursuant to which any Acquired Company has any ownership interest in any other Person or business enterprise other than the Operating Subsidiaries;

(xvi) Contracts relating to the acquisition or disposition of any material business or material assets (whether by merger, sale of stock or assets or otherwise), other than customer or supply Contracts entered into in the Ordinary Course of Business, which acquisition or disposition has not been consummated or would reasonably be expected to result in any payment by the Acquired Companies in excess of $5,000,000;

(xvii) Contracts with any customer that require any Acquired Company to sell any product or service exclusively to such customer, or obligate any Acquired Company to provide such customer with equal or preferred pricing terms as compared to the pricing terms offered by any Acquired Company to any other customer, including any material Contract with any “most favored nation” provision, in each case, involving total annual payments in excess of $5,000,000 for the 2017 fiscal year or expected to involve total annual payments in excess of $5,000,000 for the 2018 fiscal year;

(xviii) (A) Contracts with any supplier that require any Acquired Company to use such supplier as the exclusive supplier for goods or services, (B) Contracts with any distributor that require any Acquired Company to use such distributer as the exclusive supplier in a specified geographic area, or (C) any sole source supplier Contract, in each case involving total annual payments in excess of $5,000,000 for the 2017 fiscal year or expected to involve total annual payments in excess of $5,000,000 for the 2018 fiscal year;

(xix) Contracts under which any Acquired Company acts as a surety or guarantor with respect to any obligation of (A) another Person (other than any individual) in excess of $5,000,000 or (B) any individual in excess of $2,000,000;

(xx) Contracts constituting a power of attorney granted by or on behalf of any Acquired Company, other than powers of attorney covering routine matters entered into in the Ordinary Course of Business;

(xxi) Contracts providing for the settlement of any pending or threatened Action entered into within three (3) years prior to the date of this Agreement, other than (A) releases immaterial in nature or amount entered into with former employees or independent contractors of any Acquired Company in the Ordinary Course of Business in connection with routine cessation of such employee’s or independent contractor’s employment with or retention by any Acquired Company or (B) settlement agreements for cash only (which have been paid) and that do not exceed $2,000,000 as to any such individual settlement;

(xxii) written collective bargaining or other similar written agreements with works councils; and

(xxiii) material Contracts with any Governmental Authority.

(b) The Seller has delivered to the Purchaser a true, correct and complete copy (or, with respect to any oral Contract, a correct written summary of the terms and conditions of such oral Contract) of each Material Contract. Each Material Contract (i) is valid and binding on the applicable Acquired Company and enforceable except to the extent that the enforceability thereof may be limited by the Enforceability Exceptions, and, to the Knowledge of the Seller, the counterparties thereto, and is in full force and effect and (ii) upon consummation of the transactions contemplated by this Agreement, except to the extent that any consents set forth in Section 3.05 of the Disclosure Schedule are not obtained, shall continue in full force and effect without penalty or other adverse consequence. No Acquired Company is in material breach of, or material default under, any Material Contract to which it is a party. Each Acquired Company and, to the Seller’s Knowledge, the other parties to the Material Contracts have performed all of their respective material obligations required to be performed under the Material Contracts. No Acquired Company has received any written or, to Seller’s Knowledge, oral notice since the Relevant Company Acquisition Date from any counterparty to a Material Contract that such counterparty intends to terminate, not renew, or materially amend the terms of such Material Contract, and no Acquired Company has given any such written or oral notice since the Relevant Company Acquisition Date to any counterparty to a Material Contract. Since the Reference Statement Date, no Acquired Company has waived any of its material rights under any Material Contract.

SECTION 3.18. Labor

(a) There are no collective bargaining agreements or any other written works council or any other material labor-related agreements with any labor union or labor organization applicable to employees of the Acquired Companies nor is any such agreement currently being negotiated. As of the date hereof there is not, and since the Relevant Company Acquisition Date there has not been, any pending or, to Seller’s Knowledge, threatened strike, slowdown, picketing or work stoppage by, or lockout of, or other similar labor activity or organizing campaign with respect to, any employees of the Acquired Companies. The Seller has provided to the Purchaser a true, correct, and complete list of all employees providing services to the Acquired Companies, including: (i) title, (ii) work location, (iii) employer, (iv) exempt/non-exempt classification, (v) base salary/wage rate, (vi) bonus opportunity, and (vii) leave/inactive status.

(b) Since the Relevant Company Acquisition Date, the Acquired Companies have conducted the Business in compliance, in all material respects, with all applicable Laws respecting labor, employment, fair employment practices, terms and conditions of employment, employee and contractor classification (including for purposes of taxation and tax reporting and under Plans), immigration, wages and hours, occupational health and safety and insurance/workers compensation. All independent contractors and consultants providing personal services to the Acquired Companies have, since the Relevant Company Acquisition Date, been, in all material respects, properly classified as independent contractors for purposes of all Laws, including Laws with respect to employee benefits, and all employees of the Acquired Companies have, since the Relevant Company Acquisition Date, been, in all material respects, properly classified under the Fair Labor Standards Act.

(c) Since the Relevant Company Acquisition Date, there have not been any material controversies, grievances or Actions initiated, threatened, negotiated or litigated with the Acquired Companies by any of the Acquired Companies’ employees, former employees or beneficiaries of employees (current or former), contractors or applicants with respect to their employment or benefits incident thereto, or by any Governmental Authority, including harassment and discrimination claims, wage and hour claims, and claims arising under workers’ compensation Laws and, to Seller’s Knowledge, there is no state of facts or event which would reasonably be expected to form the basis of any such material controversy, grievance or Action.

SECTION 3.19. International Trade Matters

(a) The Acquired Companies are, and since the Relevant Company Acquisition Date have been, in compliance with all applicable import Laws, including the laws and regulations administered by U.S. Customs and Border Protection (“CBP”), except as would not be material to the Acquired Companies, taken as a whole. None of the Acquired Companies, nor any products that are imported in connection with the Business, have, since the Relevant Company Acquisition Date, been, subject to any penalties (civil or criminal), claims for liquidated damages, or notices of redelivery issued by CBP, or to any detentions, seizures or forfeitures by CBP, and none of the Acquired Companies have made any prior disclosures to CBP of any actual or potential violation of import Laws during such period. The Acquired Companies have not been at any time since the Relevant Company Acquisition Date, and are not currently, subject to any investigation or enforcement action by CBP and, except as would not be material to the Acquired Companies, taken as a whole, there are no unresolved questions or claims concerning any liability of the Acquired Companies with respect to any applicable import Laws. Except as would not be material to the Acquired Companies, taken as a whole, since the Relevant Company Acquisition Date, all import duties, fees and other charges owed to CBP by the Acquired Companies have been paid, and at all times during the last five years none of the products imported by the Acquired Companies have been subject to any antidumping duty, countervailing duty, duties under Section 232 of the Trade Expansion Act of 1962, or other penalty, and none of the products imported by the Acquired Companies are included on either of the lists of products that will or could be subject to duties under Section 301 of the Trade Act of 1974.

(b) Except for such instances of non-compliance which would not be material to the Acquired Companies, taken as a whole, the Acquired Companies are, and since the Relevant Company Acquisition Date have been, in compliance with all applicable export control (including anti-boycott) and economic sanctions Laws, including (A) the International Traffic in Arms Regulations (22 C.F.R. §§ 120-130), the Export Administration Regulations (15 C.F.R. §§ 730-774), the executive orders, regulations, and guidelines administered by the U.S. Department of the Treasury, Office of Foreign Assets Control, and the USA PATRIOT Act (Title III of Pub. L. 107-56, signed into law October 26, 2001), as amended and (B) the export control and economic sanctions Laws of the countries where they conduct their business. At no time since the Relevant Company Acquisition Date have the Acquired Companies committed any violation of such laws and there are no unresolved questions or claims concerning any liability of the Acquired Companies with respect to any such laws. Without limiting the foregoing, since the Relevant Company Acquisition Date, none of the Acquired Companies have submitted any disclosures or received any notice that they are subject to any civil or criminal investigation, audit or any other inquiry involving or otherwise relating to any alleged or actual violation of such laws.

(c) During the last five years, none of the Acquired Companies, nor any employees, officers, or directors of any of the Acquired Companies, nor, to the Knowledge of the Seller, any agents or other persons acting for, on behalf of, or at the direction of the Acquired Companies: (i) has been or is designated on, or is owned or controlled by any party that has been or is designated on, any list of restricted parties maintained by any U.S. Governmental Authority, including the list of Specially Designated Nationals and Blocked Persons maintained by the U.S. Department of the Treasury, Office of Foreign Assets Control; (ii) is, in violation of Law, participating in any transaction involving such designated person or entity, or any country subject to an embargo or substantial restrictions on trade under the U.S. economic sanctions; (iii) has exported (including deemed exportation) or re-exported, directly or indirectly, any commodity, software, technology, or services in violation of any applicable U.S. export control or economic sanctions laws, regulations, or orders; or (iv) has participated in any transaction connected with any purpose prohibited by U.S. export control and economic sanctions laws, including, without limitation, support for international terrorism and nuclear, chemical, or biological weapons proliferation.

SECTION 3.20. Inventories

Except for items that have been reserved against in the Financial Statements, all inventories of the Acquired Companies are of a quality and quantity usable and, with respect to finished goods, salable in the Ordinary Course of Business. The values at which such inventories are carried reflect the inventory valuation policy of the Acquired Companies, which is, in all respects, in accordance with GAAP. The quantities of each such item of inventory are not excessive, but are reasonable in the present circumstances of the Acquired Companies’ businesses. The Acquired Companies have not, since the Relevant Company Acquisition Date, participated in any activity of the kind sometimes referred to as “trade loading” or any other activity that would reasonably be expected to result in an increase, temporary or otherwise, in the demand for any product produced or delivered by the Acquired Companies, including sales of such products (a) with payment terms longer than terms customarily offered by the Acquired Companies for such product, (b) at a greater discount from listed prices than customarily offered for such product or (c) in conjunction with other material benefits to the customer, distributor or reseller not previously offered in the Ordinary Course of Business to such customer, distributor or reseller. All inventories are maintained at the facilities of the Acquired Companies and no inventory is held on a consignment basis.

SECTION 3.21. Customers and Suppliers.

(a) Section 3.21(a) of the Disclosure Schedule sets forth a true, complete and correct list of (i) the top twenty (20) customers of the Acquired Companies (based on the total amount of sales to such customer) for the year ended December 31, 2017, and for the three-month period ended March 31, 2018 (each, a “Material Customer”), showing the total amount of sales to each such Material Customer during the applicable period and the percentage of the total sales of the Acquired Companies represented by such sales, and (ii) the top twenty (20) suppliers and vendors to the Acquired Companies (based on total amount purchased from such supplier or vendor) for the year ended December 31, 2017, and for the three-month period ended March 31, 2018 (each, a “Material Supplier”), showing the total amount of purchases by the Acquired Companies from each such Material Supplier during the applicable period and the percentage of the total amount of purchases by the Acquired Companies represented by such purchases.

(b) Since the Reference Statement Date, (i) no Material Customer or Material Supplier has cancelled or otherwise terminated or, to Seller’s Knowledge, threatened to terminate its relationship with any of the Acquired Companies and (ii) no Material Customer or Material Supplier has materially and adversely changed its relationship, or, to the Seller’s Knowledge, threatened to materially and adversely change its relationship, with any of the Acquired Companies.

(c) Since the Reference Statement Date, no Material Customer or Material Supplier has made any material breach of contract, indemnification, or similar claim against any Acquired Company.

SECTION 3.22. Insurance

The Acquired Companies maintain, and at all times since the Relevant Company Acquisition Date have maintained, in full force and effect, insurance policies of such types and in such amounts and for such risks, casualties and contingencies as is customary in the industries in which they operate. Section 3.22 of the Disclosure Schedule sets forth a true, correct and complete list of all material insurance policies maintained by any Acquired Company, or under which any Acquired Company is the beneficiary of coverage. All premiums due and payable under each such insurance policy have been paid and each Acquired Company is otherwise in compliance in all material respects with the terms thereof. The Seller has no Knowledge of any threatened termination of, or material premium increase with respect to, any such insurance policy and there are no outstanding material claims which have been denied or disputed by the insurer.

SECTION 3.23. Related Party Transactions

Section 3.23 of the Disclosure Schedule sets forth (a) all Contracts, transactions and arrangements between the Seller or any Affiliate of the Seller (other than any Acquired Company), on the one hand, and any Acquired Company, on the other hand, all of which will be terminated at or prior to Closing pursuant to Section 5.12, (b) all Contracts of the Seller or its Affiliates (other than any Acquired Company) from which any Acquired Company derives a material benefit and (c) all guarantees, assurances and other credit support provided by any of the Acquired Companies to support obligations of the Seller or any of its Affiliates (other than the Acquired Companies).

SECTION 3.24. Anti-Corruption.

(a) Since the Relevant Company Acquisition Date, no Acquired Company or any director, officer, employee or, to the Knowledge of the Seller, any other Person acting on behalf of any Acquired Company, has (i) violated any provision of the U.S. Foreign Corrupt Practices Act of 1977, as amended, 15 U.S.C. 78m(b)(2) and 78dd et seq., the United Kingdom’s Bribery Act of 2010, Brazil’s Clean Company Act and any other similar law or regulation of any government having jurisdiction over this Agreement or over any Acquired Company (the “Anti-Bribery Laws”), or made, provided, offered, or promised any bribe, rebate, payoff, influence payment, kickback or other unlawful payment of anything of value directly or indirectly to any foreign or domestic government official or employee to obtain or retain business, (ii) used or attempted to use any corporate funds for any unlawful contribution, gift, entertainment, travel expense or other unlawful expenses relating to political activity or a charitable donation, or (iii) made any offer, promise to pay or any direct or indirect unlawful payment to or for the use or benefit of any foreign or domestic government official or employee, or for the use of any political official, party or candidate. At all times since the Relevant Company Acquisition Date, no Acquired Company has made any such unlawful offer or payment to or for the use or benefit of any other person where there was a belief or awareness that there was a high probability that the recipient would use such offer or payment for any purpose as described in this paragraph.

(b) Since the Relevant Company Acquisition Date, no officer, director, employee, agent or shareholder of any Acquired Company has been a foreign official with the meaning of the U.S. Foreign Corrupt Practices Act.

(c) Since the Relevant Company Acquisition Date: (i) the Acquired Companies have made and kept books, records and accounts that accurately and fairly reflect the assets and dispositions of the assets of the Acquired Companies; (ii) the Acquired Companies have devised and maintained a system of internal accounting controls sufficient to provide reasonable assurances that transactions have been executed in accordance with management’s general or specific authorization and in accordance with Anti-Bribery Laws; (iii) the Acquired Companies’ transactions have been recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles or any other criteria applicable to such statements, and to maintain accountability for assets; (iv) access to the Assets has been permitted only in accordance with Acquired Companies’ management’s general or specific authorization; and (v) the recorded accountability for the Assets has been compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(d) Since the Relevant Company Acquisition Date, the Acquired Companies have had an operational and effective Foreign Corrupt Practices Act/anti-corruption compliance program and internal controls that includes, at a minimum, policies, procedures, and training intended to ensure awareness of and compliance by the Acquired Companies with the Anti-Bribery Laws.

(e) Since the Relevant Company Acquisition Date, no Acquired Company has been investigated by any Governmental Authority with respect to, or given notice by any Governmental Authority of, any violation by any Acquired Company of the Anti-Bribery Laws concerning anti-corruption or anti-bribery matters.

SECTION 3.25. Product Warranty

None of the Acquired Companies has any Liabilities in excess of $5,000,000 (and no event has occurred or circumstance exists that could reasonably be expected to give rise to any Action, claim or demand against any of them giving rise to any material Liabilities), for replacement of any product manufactured, sold or delivered by any Acquired Company since the Relevant Company Acquisition Date or other damages in connection therewith, subject only to the reserve for product warranty claims set forth in the corresponding line item on the Financial Statements.

SECTION 3.26. Product Liability

None of the Acquired Companies has any Liabilities in excess of $5,000,000 arising out of any injury to individuals or property as a result of the ownership, possession or use of any product manufactured, sold or delivered by any Acquired Company since the Relevant Company Acquisition Date.

SECTION 3.27. Brokers

Except for UBS Securities LLC and Barclays Capital Inc., no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement or the Ancillary Agreements based upon arrangements made by or on behalf of the Seller. The Seller is solely responsible for the fees and expenses of UBS Securities LLC and Barclays Capital Inc.

SECTION 3.28. Purchaser’s Representations

The Seller hereby acknowledges and agrees that, other than the representations and warranties made in Article III, none of the Purchaser, its Affiliates, or any of their respective officers, directors, employees or representatives make or have made any representation or warranty, express or implied, at law or in equity.

SECTION 3.29. Disclaimer of the Seller

EXCEPT AS SET FORTH IN THIS ARTICLE III, (A) NONE OF THE SELLER, ITS AFFILIATES OR ANY OF THEIR RESPECTIVE OFFICERS, DIRECTORS, EMPLOYEES OR REPRESENTATIVES MAKE OR HAVE MADE ANY OTHER REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, IN RESPECT OF THE ACQUIRED COMPANIES, THE SHARES OR ANY OF THE ASSETS, INCLUDING WITH RESPECT TO (I) MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE, (II) THE OPERATION OF THE BUSINESS BY THE PURCHASER AFTER THE CLOSING IN ANY MANNER OTHER THAN AS USED AND OPERATED BY THE SELLER AND THE ACQUIRED COMPANIES OR (III) THE PROBABLE SUCCESS OR PROFITABILITY OF THE BUSINESS AFTER THE CLOSING AND (B) NONE OF THE SELLER, ITS AFFILIATES, OR ANY OF THEIR RESPECTIVE OFFICERS, DIRECTORS, EMPLOYEES OR REPRESENTATIVES WILL HAVE OR BE SUBJECT TO ANY LIABILITY OR INDEMNIFICATION OBLIGATION TO THE PURCHASER OR TO ANY OTHER PERSON RESULTING FROM THE DISTRIBUTION TO THE PURCHASER, ITS AFFILIATES OR REPRESENTATIVES OF, OR THE PURCHASER’S USE OF ANY ESTIMATES, PROJECTIONS AND OTHER FORECASTS RELATING TO THE BUSINESS AND ANY INFORMATION, DOCUMENTS OR MATERIAL MADE AVAILABLE TO THE PURCHASER, WHETHER ORALLY OR IN WRITING, IN CERTAIN “DATA ROOMS,” MANAGEMENT PRESENTATIONS, FUNCTIONAL “BREAK-OUT” DISCUSSIONS, RESPONSES TO QUESTIONS SUBMITTED ON BEHALF OF THE PURCHASER OR IN ANY OTHER FORM IN EXPECTATION OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. ANY SUCH OTHER REPRESENTATION OR WARRANTY IS HEREBY EXPRESSLY DISCLAIMED.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

The Purchaser hereby represents and warrants to the Seller that, as of the date hereof and as of the Closing Date (or, if a representation or warranty is made as of a specified date, as of such date), as follows:

SECTION 4.01. Organization and Authority of the Purchaser

The Purchaser is a public limited company duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has all necessary corporate power and authority to enter into this Agreement and the Ancillary Agreements to which it is a party, to carry out its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The Purchaser is duly licensed or qualified to do business and is in good standing in each jurisdiction which the properties owned or leased by it or the operation of its business makes such licensing or qualification necessary, except to the extent that the failure to be so licensed, qualified or in good standing would not adversely affect the ability of the Purchaser to carry out its obligations under, and to consummate the transactions contemplated by, this Agreement and the Ancillary Agreements to which it is a party. The execution and delivery by the Purchaser of this Agreement and the Ancillary Agreements to which it is a party, the performance by the Purchaser of its obligations hereunder and thereunder and the consummation by the Purchaser of the transactions contemplated hereby and thereby have been duly authorized by all requisite corporate action on the part of the Purchaser. This Agreement has been, and upon their execution the Ancillary Agreements to which the Purchaser is a party shall have been, duly executed and delivered by the Purchaser, and (assuming due authorization, execution and delivery by the Seller) this Agreement constitutes, and upon their execution the Ancillary Agreements to which the Purchaser is a party shall constitute, legal, valid and binding obligations of the Purchaser, enforceable against the Purchaser in accordance with their respective terms, except to the extent that the enforceability thereof may be limited by the Enforceability Exceptions.

SECTION 4.02. No Conflict

Assuming compliance with the premerger notification and waiting period requirements of the HSR Act and the making and obtaining of all filings, notifications, consents, approvals, authorizations and other actions referred to in Section 4.03, the execution, delivery and performance by the Purchaser of this Agreement and the Ancillary Agreements to which it is a party do not and will not (a) violate, conflict with or result in the breach of any provision of the certificate of incorporation or bylaws (or similar organizational documents) of the Purchaser, (b) conflict with or violate any Law or Governmental Order applicable to the Purchaser or its respective assets, properties or businesses or (c) conflict with, result in any breach of, constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, require any consent under, or give to others any rights of termination, amendment, acceleration, suspension, revocation or cancellation of, any note, bond, mortgage or indenture, Contract, agreement, lease, sublease, license, permit, franchise or other instrument or arrangement to which the Purchaser is a party, except, in the case of clauses (b) and (c), as would not prevent, materially impair or materially delay the ability of the Purchaser to consummate the transactions contemplated by this Agreement or to perform its obligations hereunder and the Ancillary Agreements to which it is a party.

SECTION 4.03. Governmental Consents and Approvals

The execution, delivery and performance by the Purchaser of this Agreement and each Ancillary Agreement to which the Purchaser is a party do not and will not require any consent, approval, authorization or other order of, action by, filing with, or notification to, any Governmental Authority, except (a) the premerger notification and waiting period requirements of the HSR Act and the requirements of the Competition Laws of any relevant jurisdiction, (b) the submission of a draft and final joint voluntary notice relating to the transactions contemplated by this Agreement to CFIUS and any other information that may be required or requested under the DPA and the CFIUS Approval, (c) the filing of an application seeking the FIRB Approval with the Treasurer of the Commonwealth of Australia or (d) where failure to obtain such consent, approval, authorization or action, or to make such filing or notification, would not prevent, materially impair or materially delay the ability of the Purchaser to consummate the transactions contemplated by this Agreement and such Ancillary Agreements or to perform its obligations hereunder or thereunder.

SECTION 4.04. Investment Purpose

The Purchaser is acquiring the Shares solely for the purpose of investment and not with a view to, or for offer or sale in connection with, any distribution thereof other than in compliance with all applicable laws, including United States federal securities laws. The Purchaser agrees that the Shares may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of without registration under the Securities Act and any applicable state securities laws, except pursuant to an exemption from such registration under the Securities Act and such laws. The Purchaser is able to bear the economic risk of holding the Shares for an indefinite period (including total loss of its investment), and (either alone or together with its advisors) has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risk of their investment.

SECTION 4.05. Financing

(a) The Purchaser has delivered to the Seller a complete and correct copy of (i) the executed debt commitment letter (together with all exhibits, attachments, appendices and schedules thereto as of the date hereof, as amended, modified, supplemented, replaced or extended from time to time as permitted by this Agreement after the date hereof, the “Debt Commitment Letter”), pursuant to which the lenders party thereto (the “Lenders”) have agreed, subject to the terms and conditions thereof, to provide debt financing in the aggregate amount set forth therein to fund the transactions contemplated hereby (the “Debt Financing”), and (ii) the executed fee letters in respect of the Debt Commitment Letter (except that the fee amounts may be redacted from the Fee Letter) (together with all exhibits, attachments, appendices and schedules thereto as of the date hereof, as amended, modified, supplemented, replaced or extended from time to time as permitted by this Agreement after the date hereof, the “Fee Letter”, and together with the Debt Commitment Letter, the “Debt Commitment Papers”).

(b) The Purchaser has delivered to the Seller a complete and correct copy of the executed equity commitment letter dated on or about the date of this Agreement (as amended or modified from time to time as permitted by this Agreement after the date hereof, the “Equity Commitment Letter” and, together with the Debt Commitment Papers, the “Commitment Letters”), pursuant to which the equity investors party thereto (the “Investors”) have agreed, subject to the terms and conditions thereof, to provide equity financing in the aggregate amount set forth therein to fund the transactions contemplated hereby (the “Equity Financing” and, together with the Debt Financing, the “Financing”).

(c) The proceeds of the Financing, will, when funded in accordance with the terms of the Commitment Letters, provide the Purchaser with sufficient funds to pay, in cash, the Purchase Price and all other amounts payable pursuant to this Agreement and the Ancillary Agreements or otherwise necessary to consummate all the transactions contemplated hereby and thereby.

(d) As of the date hereof, except as expressly set forth in the Equity Commitment Letter, there are no conditions precedent or other contingencies, including any subsequent approval process, to the obligations of the counterparties thereto to procure the provision of, or provide, the entire amount of the Equity Financing contemplated by the Equity Commitment Letter. As of the date hereof, except as expressly set forth in (i) Section 2 of the Debt Commitment Letter and (ii) Annex I to the Debt Commitment Letter (under the heading “Certain Funds”), there are no conditions precedent or other contingencies including any subsequent approval process, to the obligations of the counterparties thereto to procure the provision of, or provide, the entire amount of the Debt Financing contemplated by the Debt Commitment Letter.

(e) As of the date hereof, each of the Debt Commitment Papers and Equity Commitment Letter (and each of the obligations of the parties thereto) (i) is in full force and effect and is a legal, valid and binding obligation of the Purchaser and, to the Knowledge of the Purchaser, each of the other parties thereto (including, as applicable, each of the Lenders and Investors), except to the extent that the enforceability thereof may be limited by the Enforceability Exceptions, (ii) is enforceable by the Purchaser against each of the other parties thereto (including, as applicable, each of the Lenders and Investors) in accordance with its terms, and (iii) has not been withdrawn or terminated or otherwise amended or modified in any respect. The Purchaser has fully paid any and all commitment fees or other fees in connection with the Commitment Letters that are payable on or prior to the date hereof, if any. As of the date hereof, neither the Purchaser nor any other party to the Debt Commitment Papers or Equity Commitment Letter (including, as applicable, any of the Lenders or Investors) is in default or breach of the Debt Commitment Papers or Equity Commitment Letter. As of the date hereof, assuming the accuracy of the representations and warranties in Article III, the Purchaser is not aware of any fact, circumstance or condition that would cause (i) the conditions to the Equity Financing or the Debt Financing contemplated by the

Commitment Letters not to be satisfied on a timely basis or (ii) the Equity Financing or the Debt Financing not to be available to fund the Purchase Price and all other amounts payable pursuant to this Agreement and the Ancillary Agreements or otherwise necessary to consummate all the transactions contemplated hereby and thereby.

(f) Immediately after giving effect to the consummation of the transactions contemplated by this Agreement (including the Financing), assuming that the condition precedent specified in Section 8.02(a) has been satisfied, none of the Purchaser or any of its Subsidiaries will be insolvent and none of the Purchaser or any of its Subsidiaries will have incurred debts beyond its ability to pay such debts as they fall due. No transfer of property is being made and no obligation is being incurred in connection with the transactions contemplated by this Agreement with the intent to hinder, delay or defraud either present or future creditors of the Purchaser and its Subsidiaries.

(g) In no event shall the receipt or availability of the Equity Financing, the Debt Financing or any other alternative funds or financing by the Purchaser or any Affiliate of the Purchaser be a condition to the Purchaser’s obligations to consummate the Closing under this Agreement.

SECTION 4.06. Purchaser Financial Matters

(a) Set forth in Exhibit 4.06 are true, correct and complete copies of the audited consolidated balance sheet of the Purchaser as of March 31, 2018 and the related audited consolidated statements of income and cash flows of the Purchaser for the year then ended (the “Purchaser Financial Statements”).

(b) The Purchaser Financial Statements (i) were prepared in accordance with the books of account and other financial records of the Purchaser (except as may be indicated in the notes thereto), (ii) present fairly in all material respects the consolidated financial condition, results of operations, changes in stockholders’ equity and cash flows of the Purchaser as of the dates thereof or for the periods covered thereby and (iii) were prepared in accordance with IFRS applied on a basis consistent with the past practices of the Purchaser, clauses (ii) and (iii) above being subject, in the case of the Purchaser Interim Financial Statements, to normal, recurring adjustments and the absence of all of the required disclosures in connection with annual financial statements, the effect of which are not, individually or in the aggregate, material. Except as set forth in Exhibit 4.06, the Purchaser does not have any material Off-Balance Sheet Arrangements.

SECTION 4.07. Litigation

As of the date hereof, no Action by or against the Purchaser is pending or, to the best knowledge of the Purchaser, threatened, which could affect the legality, validity or enforceability of this Agreement, any Ancillary Agreement or the consummation of the transactions contemplated hereby or thereby.

SECTION 4.08. Brokers

Except for Evercore Partners International LLP, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Purchaser. The Purchaser shall be solely responsible for payment of the fees and expenses of Evercore Partners International LLP.

SECTION 4.09. Independent Investigation; Seller’s Representations

The Purchaser has conducted its own independent investigation, review and analysis of the business, operations, assets, liabilities, results of operations, financial condition, software, technology and prospects of the Business, which investigation, review and analysis was done by the Purchaser and its Affiliates and representatives. In entering into this Agreement, the Purchaser acknowledges that it has relied solely upon the aforementioned investigation, review and analysis and not on any factual representations or opinions of the Seller or its representatives (except for the representations and warranties of the Seller set forth in Article III and the schedules thereto or in the case of fraud). The Purchaser hereby acknowledges and agrees that (a) other than the representations and warranties made in Article III, none of the Seller, its Affiliates, or any of their respective officers, directors, employees or representatives make or have made any representation or warranty, express or implied, at law or in equity, with respect to the Acquired Companies, the Shares or the Assets, including as to (i) merchantability or fitness for any particular use or purpose, (ii) the operation of the Business by the Purchaser after the Closing in any manner other than as used and operated by the Seller and the Acquired Companies or (iii) the probable success or profitability of the Business after the Closing and (b) none of the Seller, its Affiliates, or any of their respective officers, directors, employees or representatives will have or be subject to any liability or indemnification obligation to the Purchaser or to any other Person resulting from any of the Purchaser’s estimates, projections and other forecasts relating to the Business made available to the Purchaser, whether orally or in writing, in certain “data rooms,” management presentations, functional “break-out” discussions, responses to questions submitted on behalf of the Purchaser or in any other form in expectation of the transactions contemplated by this Agreement.

SECTION 4.10. Disclaimer of the Purchaser

EXCEPT AS SET FORTH IN THIS SECTION 4.10, NONE OF THE PURCHASER, ITS AFFILIATES OR ANY OF THEIR RESPECTIVE OFFICERS, DIRECTORS, EMPLOYEES OR REPRESENTATIVES MAKE OR HAVE MADE ANY OTHER REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY.

ARTICLE V

ADDITIONAL AGREEMENTS

SECTION 5.01. Conduct of Business Prior to the Closing

The Seller covenants and agrees that, except as described in Section 5.01 of the Disclosure Schedule, between the date hereof and the Closing, the Seller shall cause the

Acquired Companies to, (x) conduct the Business in the Ordinary Course of Business in all material respects (other than with respect to the (i) levels or balances of factoring arrangements of the Acquired Companies, (ii) dissolution or combination of Dormant Subsidiaries, and (iii) movement of cash among the Acquired Companies and the Seller to the extent pursuant to the Cash Redomicile Plan, which foregoing activities, for the avoidance of doubt, shall be expressly permitted under this Section 5.01), and (y) use its commercially reasonable efforts to (1) preserve substantially intact the business organization of the Business, (2) maintain its goodwill and preserve its relationships with customers, suppliers, regulators and other Persons with business relationships with the Acquired Companies, and (3) retain the services of its officers and key employees. Except as described in Section 5.01 of the Disclosure Schedule, the Seller covenants and agrees that, between the date hereof and the Closing, without the prior written consent of the Purchaser, the Seller will not (in relation to the Acquired Companies), and will cause the Acquired Companies not to:

(a) (i) issue, deliver, sell, pledge, dispose of or subject to any Encumbrance any capital stock, notes, bonds or other securities of any Acquired Company (or any derivative security with respect to, securities convertible into, or any option, warrant or other right to acquire, the same), (ii) purchase, redeem or otherwise acquire any such securities of any Acquired Company, or (iii) declare, set aside, make or pay any dividends or distributions (whether in cash or property) to the holders of capital stock or other voting securities or equity interests of any Acquired Company, except that, with respect to this clause (iii), any Acquired Company may (A) pay cash dividends to the Seller until one (1) Business Day prior to the Closing Date and (B) make any dividends necessary to settle any intercompany accounts pursuant to Section 5.12 prior to the Closing Date;

(b) adjust, split, combine or reclassify any of any Acquired Company capital stock or equity interests or issue or authorize the issuance of any securities in respect of, in lieu of or in substitution for any Acquired Company capital stock or equity interests;

(c) incur, assume, cancel or modify any Indebtedness of any Acquired Company in excess of $5,000,000 in the aggregate;

(d) other than with respect to the Dormant Subsidiaries, amend, restate or rescind the certificate of incorporation or bylaws (or similar organizational documents) of any Acquired Company, or liquidate, dissolve, reorganize or wind up the business or operation of any Acquired Company;

(e) (i) grant or announce any increase in the salaries, bonuses or other benefits payable by any Acquired Company to any of the employees or consultants of any Acquired Company, (ii) enter into or amend any employment, consulting, indemnification, severance, change in control or termination agreement with any employee, (iii) enter into or amend any collective bargaining agreement or arrangement with any labor organization, (iv) establish, adopt, enter into any new employee benefit plan, (v) amend or terminate any Plan, or (vi) take any action to accelerate any payments, rights or benefits, or make any material determinations not in the Ordinary

Course of Business, under any Plan or (vii) agree, whether in writing or otherwise, to do any of the foregoing; provided that, in the case of (i) through (v), and (vii), other than as required by Law, pursuant to any plans, programs or agreements existing on the date hereof or other increases in the Ordinary Course of Business of such Acquired Company;

(f) hire any employee with an annual base salary in excess of $250,000;

(g) change any method of accounting or accounting practice or policy used by any Acquired Company, other than such changes required by GAAP;

(h) (i) fail to exercise any rights of renewal with respect to any material Leased Real Property that by its terms would otherwise expire, (ii) enter any agreement or take any action to materially alter the terms of any lease as to the Leased Real Property, (iii) perform any act (or omission) that would, with the giving of notice and passage of time (or both), constitute a breach or default of any applicable lease for any of the Leased Real Property or (iv) enter into any deed, lease, license, or other agreement materially affecting the use, occupancy, or ownership of the Owned Real Property;

(i) allow any Encumbrance to be placed upon the Owned Real Property, the Leased Real Property or any other Assets (other than Permitted Encumbrances);

(j) settle or compromise any Action relating to any Acquired Company that (i) imposes any restrictions or limitations affecting an Acquired Company’s ability to conduct business after the Closing or (ii) involves payments by any Acquired Company in excess of $5,000,000 in the aggregate (other than payments that will be settled in full prior to the Closing or are otherwise covered by insurance);

(k) except as otherwise required by Law or associated with an election or method of accounting under Section 965, make, change or rescind any material Tax election or adopt or change any Tax accounting method or Tax accounting period, settle, compromise, concede or abandon any Tax Liability, waive or extend any statute of limitations with respect to a material amount of Taxes (other than Income Taxes), amend any Tax Return by any Acquired Company or by the Seller, in each case, in connection with or relating to the Business that will materially increase the obligations of the Acquired Company for Taxes after the Closing Date or seek or obtain any ruling from a Governmental Authority with respect to Taxes;

(l) (i) enter into any contract that would constitute a Material Contract had it been in existence prior to or on the date of this Agreement, (ii) amend, modify or waive any material rights under any Material Contract in a manner adverse to any Acquired Company or (iii) cancel or terminate any Material Contract, in each case other than any such actions taken in the Ordinary Course of Business (but excluding the entry into any Contract that would constitute a Material Contract under Section 3.17(a)(ii), (iii), (viii), (xi), (xv), (xvi), (xvii), (xviii), (xix) and (xx), other than renewals of any supplier or distributor Contracts in the Ordinary Course of Business with a term not to exceed three years for any such renewal);

(m) waive or abandon any rights in or to, or grant any security interest in, any Company Intellectual Property that is material to any Product or the business of any Acquired Company;

(n) approve or make capital expenditures except as contemplated by Section 5.19;

(o) other than with respect to the Dormant Subsidiaries, merge or consolidate with any Person;

(p) purchase property or assets (including equity interests) of any Person, or make any capital contributions to any Person, other than (i) purchases of inventory, equipment and personal property in the Ordinary Course of Business and (ii) any such transactions that do not exceed $10,000,000 in the aggregate;

(q) sell, license, lease, transfer, assign or otherwise dispose of any of the Acquired Companies’ properties, rights or assets with a value in excess of $500,000 individually or $5,000,000 in the aggregate, or any Company Intellectual Property that is material to the business of any Acquired Company, in each case other than (i) sales of inventory or non-exclusive licenses of Intellectual Property in the Ordinary Course of Business or (ii) sales, transfers or dispositions of obsolete, non-operating or worthless assets or properties in the Ordinary Course of Business;

(r) other than with respect to the Dormant Subsidiaries or as may be required by GAAP, revalue its assets, including writing down or writing off the value of inventory or writing off notes or accounts receivable, other than in the Ordinary Course of Business;

(s) enter into any guarantees, in an individual amount in excess of $250,000, or collectively in excess of $2,500,000;

(t) enter into any operating leases, in an individual amount in excess of $250,000, or collectively in excess of $2,500,000; or

(u) agree to take any of the actions specified in Section 5.01(a)-(t), except as contemplated by this Agreement and the Ancillary Agreements.

If the Seller shall seek the written consent of the Purchaser to take any of the actions set forth in Section 5.01(s) or Section 5.01(t) and the Seller shall not receive a response to its request within three (3) Business Days following delivery of such request, the Seller may take such actions without the consent of the Purchaser.

SECTION 5.02. Access to Information

(a) From the date hereof until the Closing, upon reasonable notice, the Seller shall cause the Acquired Companies and each of their respective officers, directors, employees, agents, representatives, accountants and counsel to (i) afford the Purchaser and its authorized representatives reasonable access to the offices, properties and books and records of the Acquired Companies and (ii) promptly furnish to the officers, employees, and authorized agents and representatives of the Purchaser such additional financial and operating data and other information regarding the Business (or copies thereof) as the Purchaser may from time to time reasonably request; provided, however, that (A) no such disclosure or investigation shall affect or be deemed to modify any representation or warranty made by the Seller herein and (B) any such access or furnishing of information shall be conducted at the Purchaser’s expense during normal business hours, under the supervision of the Seller’s personnel and in such a manner as not to unreasonably interfere with the normal operations of the Business; provided, further, that under no circumstances shall the Purchaser’s pre-Closing access include testing of the Real Property that involves digging, drilling, cutting or boring into the ground or any buildings, structures, facilities or improvements thereon. Notwithstanding anything to the contrary in this Agreement, the Seller shall not be required to disclose any information contemplated by the immediately preceding sentence to the Purchaser if the Seller reasonably determines that such disclosure would (x) cause significant competitive harm to the Business if the transactions contemplated hereby are not consummated, (y) jeopardize any attorney-client or other legal privilege or (z) contravene any applicable Laws, fiduciary duty or binding agreement entered into prior to the date hereof (provided that the Seller shall use commercially reasonable efforts to obtain the consent of the counterparty to any such binding agreement so as to permit the disclosure contemplated by this Section 5.02(a)).

(b) From the date of this Agreement until the Closing, the Seller will deliver to the Purchaser, for (i) each fiscal month ended after the date hereof as soon as reasonably practicable and available after the conclusion of such month and (ii) each fiscal quarter ended after the date hereof as soon as reasonably practicable and available after the conclusion of such fiscal quarter, internally prepared summary financial reports in respect of the Acquired Companies, in each case in the form and with such substance as prepared by the Seller in the Ordinary Course of Business.

(c) In order to (i) allow the Seller to complete the Seller’s consolidated financial statements for the fiscal periods through the Closing Date (which will include the Acquired Companies) and (ii) facilitate the resolution of any claims made against or incurred by the Seller relating to the Business, for a period of three (3) years after the Closing or, if shorter, the applicable period specified in the Purchaser’s document retention policy (but in no event prior to the completion of the Seller’s consolidated financial statements for the fiscal periods through the Closing Date), the Purchaser shall (i) retain the books and records of the Business and the Acquired Companies relating to periods prior to the Closing, and (ii) upon reasonable notice, afford the officers, employees, agents and representatives of the Seller reasonable access (including the right to make, at the Seller’s expense, photocopies), during normal business hours, to such books and records and to such employees of the Acquired Companies as the Seller shall reasonably determine are necessary to assist the Seller in the preparation of such financial statements (and the Purchaser shall cause such employees to cooperate with the Seller in such preparation); provided, however, that the Purchaser shall notify the Seller at least thirty (30) days in advance of destroying any such books and records prior to the third (3rd) anniversary of the Closing in order to provide the Seller the opportunity to access such books and records in accordance with this Section 5.02(c); provided, further, that any such access or furnishing of information shall be conducted at the Seller’s expense during normal business hours, under the supervision of the Purchaser’s personnel and in such a manner as not to unreasonably interfere with the normal operations of the Business. Notwithstanding anything to the contrary in this Agreement, the Purchaser shall not be required to disclose any information contemplated by the immediately preceding sentence to the Seller if the Purchaser reasonably determines that such disclosure would (x) cause significant competitive harm to the Business, or (y) contravene any applicable Laws, fiduciary duty or binding agreement entered into prior to the date hereof; provided that the Purchaser shall use commercially reasonable efforts to obtain any necessary consents from the relevant counterparties and to disclose or provide such requested information in redacted form.

(d) In order to facilitate the resolution of any claims made against or incurred by the Purchaser, the Company or any Operating Subsidiary relating to the Business, for a period of three (3) years after the Closing or, if shorter, the applicable period specified in the Seller’s document retention policy, the Seller shall (i) retain the books and records of the Business and the Acquired Companies relating to periods prior to the Closing which shall not otherwise have been delivered to the Purchaser, the Company or any Operating Subsidiary, and (ii) upon reasonable notice, afford the officers, employees, agents and representatives of the Purchaser reasonable access (including the right to make, at the Purchaser’s expense, photocopies), during normal business hours, to such books and records; provided, however, that the Seller shall notify the Purchaser at least thirty (30) days in advance of destroying any such books and records prior to the third (3rd) anniversary of the Closing in order to provide the Purchaser the opportunity to access such books and records in accordance with this Section 5.02(d); provided, further, that any such access or furnishing of information shall be conducted during normal business hours, under the supervision of the Seller’s personnel and in such a manner as not to materially interfere with the normal operations of the Business. Notwithstanding anything to the contrary in this Agreement, the Seller shall not be required to disclose any information contemplated by the immediately preceding sentence to the Purchaser if the Seller reasonably determines that such disclosure would contravene any applicable Laws, fiduciary duty or binding agreement entered into prior to the date hereof; provided that the Seller shall use commercially reasonable efforts to obtain any necessary consents from the relevant counterparties and to disclose or provide such requested information in redacted form.

SECTION 5.03. Confidentiality

(a) The terms of the letter agreement dated as of June 17, 2018 (the “Confidentiality Agreement”) between the Seller and UPL Limited (“Purchaser Parent”) are hereby incorporated herein by reference and shall continue in full force and effect until the Closing, at which time such Confidentiality Agreement and the obligations of the Purchaser under this Section 5.03 shall terminate; provided, however, that the Confidentiality Agreement shall terminate only in respect of that portion of the Materials (as defined in the Confidentiality Agreement) to the extent relating to the Acquired Companies and transactions contemplated by this Agreement. If this Agreement is, for any reason, terminated prior to the Closing, the Confidentiality Agreement shall nonetheless continue in full force and effect.

(b) From and after the Closing Date until the fifth (5th) anniversary of the Closing Date, the Seller will, and will cause each of its Affiliates and its and their respective Representatives (its “Restricted Persons”) to, maintain the confidentiality of and not disclose to any other Person, and not use for their own benefit or the benefit of any other Person, any Materials (as defined in the Confidentiality Agreement).

(c) If a party or any of its respective Restricted Persons become legally compelled to make any disclosure that is prohibited or otherwise restricted by this Agreement, then such party will (i) give the other party prompt written notice of such requirement, (ii) consult with and assist the other party in obtaining an injunction or other appropriate remedy to prevent such disclosure and (iii) use its commercially reasonable efforts to obtain a protective order or other reliable assurance that confidential treatment will be accorded to any information so disclosed. Subject to the foregoing sentence, the disclosing party or such Restricted Persons may make only such disclosure that, in the opinion of its counsel, it is legally compelled or otherwise required to make to avoid standing liable for contempt or suffering other material penalty.

(d) Nothing provided to the Purchaser pursuant to Section 5.02(a) shall in any way amend or diminish the Purchaser Parent’s obligations under the Confidentiality Agreement. Purchaser acknowledges and agrees that any Materials (as defined in the Confidentiality Agreement) provided to the Purchaser pursuant to Section 5.02(a) or otherwise by the Seller, the Company, any Operating Subsidiary or any Representative thereof shall be subject to the terms and conditions of the Confidentiality Agreement.

(e) Effective upon the Closing, the Seller hereby assigns to the Purchaser all of its rights under each confidentiality agreement (other than the Confidentiality Agreement) to which the Seller or any of its Subsidiaries is a party and which pertain to the potential acquisition of the business or operations of any of the Acquired Companies. The Seller shall, and shall cause its Subsidiaries to, upon the request of the Purchaser from time to time, use its commercially reasonable efforts to assist the Purchaser in enforcing the provisions of any such confidentiality agreement. As soon as reasonably practicable after the Closing, the Seller shall deliver copies of each such confidentiality agreement to the Purchaser to the extent permitted by the terms thereof.

SECTION 5.04. Regulatory and Other Authorizations; Notices and Consents

(a) Subject to Section 5.04(c), each party shall use its best efforts to promptly obtain all authorizations, consents, orders and approvals of all Governmental Authorities and officials under Competition Laws that may be or become necessary for its execution and delivery of, and the performance of its obligations pursuant to, this Agreement and the Ancillary Agreements and will cooperate fully with the other party in promptly seeking to obtain all such authorizations, consents, orders and approvals. Each party hereto agrees to make promptly its respective filing, if necessary, pursuant to the Competition Laws of all jurisdictions, including (i) filing all required notifications under the HSR Act within ten (10) Business Days of the date of this Agreement, (ii) for each jurisdiction set forth on Exhibit 5.04(ii), filing the notifications and filings under the relevant Competition Laws or, where necessary or advisable, commencing pre-notification with the relevant Governmental Authority, and including, if agreed between the Seller and the Purchaser, submitting a draft reasoned submission to the European Commission requesting a referral under Article 4(5) EUMR, with respect to the transactions contemplated by this Agreement as soon as practicable, but in any event within twenty (20) Business Days of the date of this Agreement, (iii) for each jurisdiction set forth on Exhibit 5.04(iii), filing the notifications and filings under the relevant Competition Laws as soon as practicable, but in any event not later than August 31, 2018, unless an earlier deadline is specified on Exhibit 5.04(iii), (iv) jointly preparing and filing with CFIUS, within twenty (20) Business Days of the date of this Agreement, a draft joint voluntary notice pursuant to the DPA relating to this Agreement and the transactions contemplated hereby, and then within fifteen (15) Business Days after receiving comments on the draft joint voluntary notice from CFIUS, jointly file with CFIUS a joint voluntary notice pursuant to the DPA with respect to the transactions contemplated by this Agreement, (v) with respect to the Purchaser, filing an application seeking the FIRB Approval with the Treasurer of the Commonwealth of Australia within ten (10) Business Days of the date of this Agreement, and (vi) supplying as promptly as practicable and, in any event, within the required timeframe (subject to receiving an extension of time), to the appropriate Governmental Authorities any additional information and documentary material that may be requested pursuant to the applicable Competition Laws or in connection with the CFIUS Approval or the FIRB Approval. The Purchaser and Seller also agree that if CFIUS suggests or requests, and the Purchaser and Seller mutually determine it to be appropriate, that the parties withdraw and resubmit the joint voluntary notice submitted to CFIUS, the Purchaser and Seller shall cooperate in withdrawing and resubmitting the joint voluntary notice.

(b) Without limiting the generality of the undertakings pursuant to Section 5.04(a), each of the Purchaser and the Purchaser Parent agrees to use its best efforts and to take any and all steps necessary to avoid or eliminate each and every impediment under any Competition Law that may be asserted by any United States or non-United States governmental or supranational antitrust, competition or merger control authority so as to enable the parties hereto to expeditiously close the transactions contemplated hereby no later than the Termination Date, including proposing, negotiating, committing to and effecting, by consent decree, commitment, undertaking, hold separate orders, or otherwise, the sale, divestiture or disposition of such of its (or its Affiliates’) assets, properties or businesses or of the assets, properties or businesses to be acquired by it pursuant hereto as are required to be divested in order to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order in any suit or proceeding, which would otherwise have the effect of materially delaying or preventing the consummation of the transactions contemplated hereby. In addition, each of the parties hereto shall use its best efforts to defend through litigation on the merits any claim asserted in court by any party in order to avoid entry of, or to have vacated or terminated, any decree, order or judgment (whether temporary, preliminary or permanent) under Competition Law that would prevent the Closing by the Termination Date. The Purchaser shall, in consultation with the Seller, be entitled to direct the defense of the transactions contemplated hereby before any Governmental Authority and to take the lead in the scheduling of, and strategic planning for, any meetings with, and the conducting of negotiations with, Governmental Authorities regarding the required clearances and approvals under any Competition Law; provided, however, that nothing in this sentence shall obviate the Purchaser’s and the Purchaser Parent’s obligations pursuant to the first sentence of this Section 5.04(b).

(c) In addition to the obligations under Section 5.04(b) (which apply only to Competition Laws), each party to this Agreement shall use commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, and to assist and cooperate with the other party in doing, all things necessary, proper or advisable to obtain the CFIUS Approval and FIRB Approval as soon as practicable, including using commercially reasonable efforts to take all such action as may be necessary to resolve national security concerns, if any, that CFIUS or the Treasurer of the Commonwealth of Australia may raise with respect to the transactions contemplated by this Agreement.

(d) Each party to this Agreement shall promptly notify the other party of any communication it or any of its Affiliates receives from any Governmental Authority relating to the matters that are the subject of this Agreement and permit the other party to review in advance any proposed substantive communication by such party to any Governmental Authority (or, where the proposed substantive communication is competitively sensitive, permit the other party’s external legal advisers to do so). To the extent practicable, no party to this Agreement shall agree to participate in any meeting with any Governmental Authority in respect of any filings, investigation or other inquiry unless it consults with the other party in advance and, to the extent permitted by such Governmental Authority, gives the other party the opportunity to attend and participate at such meeting (withdrawing from any such meeting as and when matters which are competitively sensitive arise). Subject to the Confidentiality Agreement, the parties to this Agreement will coordinate and cooperate fully with each other in exchanging such information and providing such assistance as the other party may reasonably request in connection with the foregoing and in seeking early termination of any applicable waiting periods. Subject to the Confidentiality Agreement, the parties to this Agreement will provide each other (or, where the materials are competitively sensitive, the other party’s external legal advisers) with copies of all correspondence, filings or communications between them or any of their representatives, on the one hand, and any Governmental Authority or members of its staff, on the other hand, with respect to this Agreement and the transactions contemplated by this Agreement. Attorney-client, work product and any privileged information shall be exchanged so as to preserve the attorney-client, work product or any applicable privilege or confidentiality concerns.

SECTION 5.05. Notifications

Until the Closing, each party hereto shall promptly notify the other party in writing of any fact, change, condition, circumstance or occurrence or nonoccurrence of any event of which it is aware that will or is reasonably likely to result in the failure of any of the conditions set forth in Article VIII; provided, however, that the delivery of any notice pursuant to this Section 5.05 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

SECTION 5.06. Transition Services

(a) The Seller and the Purchaser shall negotiate in good faith to finalize, within sixty (60) days following the date of this Agreement, the terms and conditions of a transition services agreement, including the service schedules thereto (the “Transition Services Agreement”), to be entered into by the Seller and the Purchaser as of the Closing, pursuant to which the Seller shall, after the Closing, provide, or cause to be provided, to the Business certain services that are currently provided by the Seller and its Affiliates to the Business. In the event the Seller and the Purchaser are unable to reach an agreement on a Transition Services Agreement, the Seller and the Purchaser shall enter into the Transition Services Agreement attached as Exhibit 5.06 hereto; provided, that (a) the fees payable by the Purchaser (or the Acquired Companies) for any transition service shall not exceed Seller’s Cost for providing such service (for the avoidance of doubt, the fees payable by the Purchaser for a specific transition service may increase or decrease from time to time to the extent Seller’s Cost for providing such services increases or decreases) and (b) the indemnification obligations of each of the Seller, on the one hand, or the Purchaser (or the Acquired Companies), on the other hand, under the Transition Services Agreement shall not exceed the aggregate amount of fees paid by the Purchaser (or the Acquired Companies) to the Seller pursuant to the Transition Services Agreement. To the Seller’s Knowledge, the services included in the Transition Services Agreement attached hereto as Exhibit 5.06 are all of the additional services that would be required if the Acquired Companies were to continue to operate as subsidiaries of the Seller during the term of the Transition Services Agreement in substantially the same manner as they operated immediately prior to the Closing.

(b) For purposes of this Section 5.06 and the Transition Services Agreement, “Seller’s Cost” means, with respect to the provision of any transition service:

(i) in the case of a transition service or portion thereof provided by the Seller through the use of a third party service provider, the cost to the Seller, as the case may be, of such service or portion thereof incurred following, or as a result of, the Closing, including any transfer fees and new or initial set-up costs incurred as a result of the provision of the services; and

(ii) in the case of a transition service or portion thereof provided by the Seller without the use of a third party service provider, the cost to the Seller of providing such service, without any margin or profit, which shall be determined (A) if applicable, on the same basis and using an equivalent methodology as used by the Seller to allocate costs for purposes of determining the fully burdened EBIDTA of the Business for the year ended December 31, 2017 (which EBITDA was $390,000,000) or (B) if not applicable, by mutual agreement of the parties.

For the avoidance of doubt, the costs described in clause (i), on the one hand, and clause (ii), on the other hand, are not intended to be duplicative with respect to any transition service; to the extent the historical allocation of costs described in clause (ii) includes the costs of any service that was provided by the Seller to the Business but is subsequently provided by a third party service provider, such allocation shall be reduced to the extent of the allocated cost to the Seller of providing such service.

SECTION 5.07. Further Action

Subject to the other express provisions of this Agreement, the parties hereto shall use their commercially reasonable efforts to take, or cause to be taken, all appropriate action, to do or cause to be done all things necessary, proper or advisable under applicable Law, and to execute and deliver such documents and other papers, as may be required to carry out the provisions of this Agreement and consummate and make effective the transactions contemplated by this Agreement. Without limiting the foregoing, the Seller shall, and shall cause the Acquired Companies to, upon the request of the Purchaser, use commercially reasonable efforts to obtain, and the Purchaser shall use commercially reasonable efforts to assist with such efforts to obtain, any consents or waivers in respect of Contracts required with respect to the transactions contemplated by this Agreement or any consents required from original product manufacturers in connection with the assignment of the Product Registrations contemplated by Section 2.04(k); provided, however, that such efforts shall not include any requirement that the Seller, any Acquired Company or the Purchaser expend money (other than de minimis amounts) or offer or grant any accommodation to any third party (and no offer or grant of any accommodation or change in terms of a Contract will be provided without the prior written consent of the Purchaser); and provided further, that so long as the Seller has complied with its obligations under this Section 5.07, the failure of the Acquired Companies to obtain any such consent or waiver shall not be deemed a breach of this Section 5.07 for purposes of Section 8.02(a)(ii).

SECTION 5.08. Non-Compete

(a) During the period commencing on the Closing Date and ending on the fifth (5th) anniversary of the Closing Date (the “Restricted Period”), the Seller will not, and it will cause its Affiliates not to, directly or indirectly, engage in any business anywhere in the world that competes with the Business as conducted by the Acquired Companies immediately prior to the Closing Date (such business, a “Competitive

Business”), or own an interest in, manage, operate, join, control, lend money or render financial or other assistance to or participate in or be connected with, as a partner, stockholder, consultant or otherwise, any Person that competes with the Business; provided, however, that, for the purposes of this Section 5.08(a), the acquisition or ownership of (i) Equity Interests having no more than 5% of the outstanding voting power of any Person which are listed on any national securities exchange as long as the Person owning such securities has no other connection or relationship with such Person or (ii) Equity Interests of any Person or business that derives less than fifteen percent (15%) of its gross revenue from a Competitive Business in its most recent completed fiscal year, will not be deemed to be in violation of this Section 5.08(a). In the event the Seller and/or its Affiliates acquire any Person or business that has derived fifteen percent (15%) or more of its gross revenue from a Competitive Business in its most recent completed fiscal year, the Seller shall, and shall cause its Affiliates to, use commercially reasonable efforts to divest assets relating to the Competitive Business within twelve (12) months after the consummation of such acquisition such that, after giving effect to such divestiture, the acquired Person or business would have generated less than such amount of its consolidated revenues from the Competitive Business for the most recent completed fiscal year prior to the acquisition of such Person or business. Notwithstanding the foregoing if Seller or any of its Affiliates shall sell all or any portion of their respective businesses (whether by means of acquisition, asset purchase, merger, consolidation, similar business combination or otherwise) to any Person who is not an Affiliate of the Seller, the restrictions contained in this Section 5.08 shall not prohibit such sale and shall not apply to any such Person or such Person’s Affiliates (other than the Seller and its Affiliates prior to such sale) following consummation of such sale, provided that (A) following such sale, the restrictions contained in this Section 5.08 shall continue to apply to the Seller and those Persons that were the Seller’s Affiliates prior to such sale until the expiration of the Restricted Period and (B) if Seller or any of its Affiliates sell only a portion of their respective businesses, after consummation of such sale, Seller and/or its Affiliates, as the case may be, shall continue to be subject to this Section 5.08.

(b) The Restricted Period will be extended by the length of any period during which the Seller or any of its Affiliates is in breach of the terms of Section 5.08(a).

SECTION 5.09. Non-Solicitation

From the date hereof until the third (3rd) anniversary of the Closing Date, the Seller will not, and will cause its Affiliates not to, directly or indirectly, for itself or on behalf of or in conjunction with any other Person, (a) solicit or hire or employ or engage any Person in any capacity who at any time during the preceding 12-month period was an employee of, or consultant providing agro-chemical services or services analogous to those provided by an executive officer to, any Acquired Company for whom the base annual compensation for such Person during such period exceeded $200,000 or (b) cause, induce or attempt to cause or induce any customer, strategic partner, supplier, distributor, landlord or others doing business with the Purchaser, the Company or any of their respective Affiliates or Subsidiaries to cease or reduce the extent of its business relationship with the Purchaser, the Company or any of their respective Affiliates or Subsidiaries or to deal with any competitor of the Purchaser, the Company or any of their respective Affiliates or Subsidiaries; provided, however, that this Section 5.09 will not be deemed to prohibit the Seller from (i) engaging in general media advertising or solicitation that is not targeted towards employees of the Purchaser, the Company or any of their respective Affiliates or Subsidiaries and hiring any Person who responds to any such general solicitation, (ii) soliciting, hiring, employing or engaging any Person who has left the service of the Purchaser, the Company or any of their respective Affiliates or Subsidiaries, at least six (6) months prior to the Closing Date, (iii) soliciting, hiring, employing or engaging any of the employees, contractors or consultants of Seller whose names are listed on Exhibit 5.09 attached hereto and (iv) engaging any consultant providing services in respect of any matter not related to the Business, except for, in the case of this clause (iv), any consultant providing services analogous to those provided by an executive officer to the Business.

SECTION 5.10. No Negotiation

The Seller agrees that, from the date of this Agreement, none of the Seller or any of the Acquired Companies, or any of their respective directors, officers, Affiliates or Representatives will, directly or indirectly (a) solicit, initiate, facilitate or encourage, (b) engage in any discussions or negotiations with respect to or furnish to any other Person any information connection with, (c) grant any Person access to its properties, assets, books, Contracts, personnel or records in connection with respect to or (d) approve or enter into any agreement or understanding in connection with, in the case of the foregoing clauses (a) through (d), any proposals, inquiries or offers from any Person (other than the Purchaser) relating to any acquisition, purchase or similar transaction or business combination involving all or any of the Equity Interests of any of the Acquired Companies or all or a material portion of the assets of any Acquired Company (other than the sale of inventory in the Ordinary Course of Business) (any such proposal, inquiry or offer, an “Alternative Proposal”). The Seller shall, and shall cause the Acquired Companies and their respective directors, officers, Affiliates and Representatives to, immediately cease and cause to be terminated all existing discussions, conversations, negotiations and other communications with any Person (other than the Purchaser) conducted heretofore with respect to any of the foregoing and will, as promptly as practicable after the date hereof, secure the return or destruction of any information of the type referenced in clause (b) of this Section 5.10 and terminate any access of the type referenced in clause (c) of this Section 5.10. Prior to the Closing, the Seller shall promptly (and in any event, within three (3) Business Days) notify the Purchaser after receipt by the Seller or any of its Subsidiaries (or any of its or their Representatives) of any Alternative Proposal or any request for information relating to any Alternative Proposal, which notice shall include the material terms and conditions of any such Alternative Proposal or request (including, if applicable, copies of any written proposals or offers with the identity of the third party or parties redacted).

SECTION 5.11. Release

From and after the Closing, the Seller, on its own behalf and on behalf of its Affiliates, and each of its and their respective successors and assigns, hereby irrevocably, knowingly, and voluntarily releases, discharges, and forever waives and relinquishes all claims, demands, Liabilities, defenses, affirmative defenses, setoffs, counterclaims, actions, and causes of action of whatever kind or nature, whether known or unknown, which the Seller or any of its Affiliates has, may have, or may assert now or in the future against any Acquired Company, any current or former Representative of any Acquired Company, or any of their respective successors, assigns, heirs, and executors arising out of, based upon, or resulting from any circumstance, action, failure to act, occurrence, or omission of any sort or type, whether known or unknown, that occurred, existed, was taken or begun prior to the Closing. Notwithstanding the foregoing, nothing in this Section 5.11 shall be deemed to release or waive any rights or remedies of the Seller under this Agreement or any other agreement entered into in connection with the consummation of the transactions contemplated hereby.

SECTION 5.12. Intercompany Arrangements, Indebtedness and Release of Encumbrances

(a) Prior to the Closing, the Seller will, and will cause its Affiliates (including the Acquired Companies) to (i) terminate all Contracts (other than any Ancillary Agreements), between the Seller or any of its Affiliates (other than the Acquired Companies), on the one hand, and any of the Acquired Companies, on the other hand, that were entered into on or prior to the Closing and (ii) settle or extinguish all intercompany receivables and payables between the Seller or any of its Affiliates (other than the Acquired Companies), on the one hand, and any of the Acquired Companies, on the other hand, that were incurred on or prior to the Closing, in each case without further recourse to or any Liability of any Acquired Company; provided, however, that any (A) Contract solely by and among two or more Acquired Companies, and (B) intercompany receivables and payables solely by and among any two or more Acquired Companies, in the case of the foregoing clauses (A) and (B), shall remain in place following the Closing.

(b) Prior to the Closing Date, the Seller will extinguish all guarantees by any of the Acquired Companies of any Indebtedness of the Seller and its Affiliates (other than the Acquired Companies), in each case without further recourse to or any Liability of any Acquired Company; provided, however that all guaranties by any Acquired Company of any Indebtedness held solely by one or more other Acquired Companies shall remain in place following the Closing.

(c) Prior to the Closing Date, the Seller will take all action including obtaining consents as necessary to permit the Purchaser to obtain clear title to the equity interests and assets of the Acquired Companies (including the Shares) free of all Encumbrances (other than Permitted Encumbrances (but excluding the Encumbrances contemplated by clause (f) of the definition)), and the Seller will deliver or cause to be delivered to the Purchaser termination statements, releases and other appropriate evidence requested by the Purchaser to the effect that no Encumbrances (other than Permitted Encumbrances (but excluding the Encumbrances contemplated by clause (f) of the definition)) exist as of the completion of the Closing against such equity interests and assets.

SECTION 5.13. R&W Insurance Policy

The Seller shall provide to the Purchaser such cooperation as reasonably requested by the Purchaser in connection with the R&W Insurance Policy.

SECTION 5.14. Credit and Performance Support Obligations

The Seller agrees to take commercially reasonable efforts to cause: the Acquired Companies to be absolutely and unconditionally released, on or prior to the Closing Date, of all Liabilities arising out of all guaranties, Encumbrances, assurances or other credit support provided by any Acquired Company with respect to the Seller Obligations; and the Seller to be released from the Dow Guarantee. To the extent the Acquired Companies are not absolutely and unconditionally released of all such Liabilities on or prior to the Closing Date, the Seller agrees (a) to continue after the Closing to take commercially reasonable efforts to absolutely and unconditionally release the Acquired Companies of all such Liabilities and (b) with respect to any Seller Obligations for which any Acquired Company has not obtained an absolute and unconditional release of the Acquired Companies by the Closing Date (each such Seller Obligation, until such time as such Seller Obligation is released in accordance with this Section 5.14, a “Continuing Seller Obligation”), to indemnify Purchaser and the Acquired Companies for any demand or draw upon, or withdrawal from, any Continuing Seller Obligation or any cash or other collateral posted by any Acquired Company in connection with or in the place of any such Continuing Seller Obligation and for the carrying costs of any cash collateral not replaced by the Seller, the fronting fee costs, and any other out-of-pocket costs and expenses resulting from each such Continuing Seller Obligation. To the extent the Seller is not absolutely and unconditionally released from the Dow Guarantee on or prior to the Closing Date, the Purchaser agrees (a) to continue after the Closing to take commercially reasonable efforts to absolutely and unconditionally release the Seller from the Dow Guarantee and (b) to indemnify Seller for any demand or draw upon the Dow Guarantee and any other out-of-pocket costs and expenses resulting from each such demand or draw; provided, however, that such indemnity shall be limited to Liabilities covered by the Dow Guarantee and included on the consolidated balance sheet of the Acquired Companies as of the Closing Date and any Liabilities covered by the Dow Guarantee incurred by Purchaser or any Acquired Company following the Closing.

SECTION 5.15. Certain IP Matters

(a) Following the Closing, the Purchaser agrees to promptly, and in any event within ninety (90) Business Days after the Closing, cause its indirect Subsidiary, MacDermid Agricultural Solutions Italy Srl, to amend its organizational documents and make all necessary filings with all relevant Governmental Authorities to change its name to remove all references to “MacDermid.” The Purchaser shall (at its election) cause all other Acquired Companies that have the “MacDermid” name to (i) within ninety (90) days of the Closing, amend such Acquired Companies’ organizational documents and make all necessary filings with all relevant Governmental Authorities to change such Acquired Companies’ names to remove all references to “MacDermid” or (ii) as soon as reasonably practicable after Closing (given legitimate business considerations such as obtaining and implementing tax and accounting recommendations with regard to preparing such Acquired Companies for liquidation, and in light of legitimate delays which may result from the reliance on government agencies to deliver necessary documentation), make all necessary filings with all relevant Governmental Authorities to initiate liquidation of such Acquired Companies, and thereafter diligently prosecute such liquidation. The Purchaser shall, upon the written request of Seller, provide the Seller with written evidence reasonably satisfactory to the Seller of the Purchaser’s compliance with this Section 5.15(a). Notwithstanding the foregoing, the Purchaser may maintain product registrations in the United States in the name of MacDermid Agricultural Solutions, Inc. until December 31, 2022. In addition, the Purchaser may continue to issue invoices and other shipping documents in the name of either MacDermid Agricultural Solutions, Inc. or MacDermid Agricultural Solutions Italy Srl, for so long as doing so is required in order to match the name of the holder of the product registration or the registered manufacturer in the country to which the products are being exported.

(b) Subject to Section 5.15(a) with respect to entity names, the Acquired Companies will, for a period of no more than 12 months after the Closing Date, be entitled to use the Seller Names in connection with the operation of the businesses of the Acquired Companies, in substantially the same manner as, and to substantially the extent as, such Seller Names were used in connection with the operation of the businesses of the Acquired Companies prior to Closing. Notwithstanding the foregoing, the Acquired Companies will take commercially reasonable efforts to cease using the Seller Names as soon as possible following the Closing Date. The Acquired Companies shall ensure that all uses of any Seller Names as provided in this Section 5.15 shall be only with respect to goods and services of a level of quality equal to or greater than the quality of goods and services with respect to which the Seller Names were used in the businesses of the Acquired Companies prior to the Closing. Any and all goodwill generated by the use of the Seller Names under this Section 5.15 shall inure solely to the benefit of the Seller or its Affiliates, as the case may be.

SECTION 5.16. Post-Closing VAT Reimbursement

Following the Closing, the Purchaser agrees to promptly, and in any event within ten (10) Business Days after the Purchaser’s or any Acquired Company’s receipt of any VAT reimbursement from an Italian Governmental Authority or taxing authority, as the case may be, with respect to VAT paid to such Italian Governmental Authority or taxing authority related to purchases by Platform Sales Suisse GmbH from an Italian subsidiary of Chemtura Corporation in 2015 and 2016, whether such reimbursement is in the form of (i) cash or (ii) by way of input Tax credit or by offset against any liability for the payment of VAT which would otherwise be payable by Purchaser (in each case, a “VAT Reimbursement”), pay to the Seller an amount in cash in euros equal to the aggregate value of such VAT Reimbursement received by the Purchaser or the relevant Acquired Company by wire transfer to the account designated by the Seller within fifteen (15) Business Days after the receipt or realization of the VAT Reimbursement.

SECTION 5.17. Financing

(a) Purchaser Financing Obligations.

(i) The Purchaser shall use its reasonable best efforts to obtain the proceeds of the Debt Financing on the terms and conditions set forth in the Debt Commitment Papers, including: (A) complying with in all material respects all of its obligations under the Debt Commitment Papers that arise prior to the Closing,

(B) maintaining the Debt Commitment Papers in full force and effect (up to the Closing) in accordance with its terms to the extent within its control; (C) negotiating and entering into definitive agreements with respect thereto on the terms and conditions contained in the Debt Commitment Papers (including any market flex provisions therein) or on such other terms agreed to by Purchaser (provided, that such other terms would not reasonably be likely to make funding of the Debt Financing less likely to occur on the Closing Date); (D) consummating the Debt Financing at or prior to the Closing if the conditions to the availability of the Debt Financing have been satisfied or waived, including enforcing its rights under the Debt Commitment Letter to cause the Lenders to fund the Debt Financing at or prior to the Closing; and (E) satisfying on a timely basis (taking into account the time periods specified in the Debt Commitment Letter and the anticipated timing of the Closing) all conditions to the availability of the Debt Financing that are within the control of the Purchaser. If any portion of the Debt Financing expires or terminates or otherwise becomes unavailable on the terms and conditions contained in the Debt Commitment Letter, the Purchaser shall promptly notify the Seller thereof and use its reasonable best efforts to arrange for and obtain as promptly as practicable following the occurrence of any such event alternative debt financing (the “Alternative Financing”) in an amount sufficient to replace any unavailable portion of the Debt Financing without the imposition of new conditions or expansion of existing conditions in the Debt Commitment Letter or other contingencies to the obligations of the counterparties thereto to procure the provision of, or provide, the entire amount of the unavailable portion of the Debt Financing, it being understood that if the Purchaser proceeds with any Alternative Financing, the Purchaser shall be subject to the same obligations with respect to such Alternative Financing as set forth in this Agreement with respect to the Debt Financing. The Purchaser shall promptly provide to the Seller a copy of any commitment letters or other agreements in respect of any such Alternative Financing and any fee letters related thereto (with fee amounts redacted). Notwithstanding anything to the contrary, in no event shall “reasonable best efforts” require, or be deemed to require, the Purchaser or any of its Subsidiaries (including, after the Closing, the Acquired Companies) to cash collateralize any portion of the Debt Financing; or require the Purchaser’s ultimate parent to grant security interests in any of its assets to any Financing Sources, provide any guaranty in respect of any portion of the Debt Financing, or enter into any arrangement that would reasonably be expected to require any approval or consent from any Indian Governmental Authority.

(ii) The Purchaser shall use its reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable to obtain the proceeds of the Equity Financing at or prior to the Closing on the terms and conditions set forth in the Equity Commitment Letter, including: (A) complying with and performing all of its obligations under the Equity Commitment Letter that arise prior to Closing, (B) maintaining the Equity Commitment Letter in full force and effect in accordance with its terms to the extent within its control; (C) consummating the Equity Financing at or prior to the Closing, including enforcing its rights under the Equity Commitment Letter to cause the funding of the Equity Financing at or prior to the Closing; and (D) satisfying on a timely basis all conditions in the Equity Commitment Letter to the extent within its control.

(iii) The Purchaser shall not replace, adversely amend, adversely supplement, adversely modify or adversely waive the Equity Commitment Letter or any provision thereof without the Seller’s prior written consent (such consent not to be unreasonably withheld or delayed); provided, however, that no such amendment, supplement, modification or waiver of the Equity Commitment Letter shall have the effect of (x) reducing the aggregate amount of the commitment thereunder or (y) modifying in any manner adverse to the Purchaser any of the conditions precedent to the obligation of the Investors to fund the entire amount of the Equity Financing thereunder. The Purchaser shall not replace, amend, supplement, modify or waive the Debt Commitment Papers or any provision thereof without the Seller’s prior written consent (such consent not to be unreasonably withheld or delayed) if such replacement, amendment, supplement, modification or waiver would: (A) delay or prevent the Closing; (B) make the funding of any of the Debt Financing or the satisfaction of the conditions to obtaining the Debt Financing less likely to occur; (C) reduce the aggregate amount of the commitments under the Debt Commitment Letter unless there is a corresponding increase in the amount of Equity Financing; (D) adversely impact the ability of the Purchaser to enforce its rights against the other parties to the Debt Commitment Papers; (E) bring forward the expiry or termination date of the commitments of the Lenders under the Debt Commitment Letter; (F) permit or effect the assignment, release or termination of the Debt Commitment Letter or the commitments or obligations of any Lender thereunder other than in accordance with its terms; or (G) impose any new condition or expand, adversely amend or adversely modify in any manner any of the existing conditions to the receipt of any of the Debt Financing; provided, however, that, notwithstanding the foregoing, Purchaser may modify, supplement or amend the Debt Commitment Papers solely to add lenders, lead arrangers, bookrunners, syndication agents, other agents or similar entities that have not executed the Debt Commitment Papers as of the date hereof or to increase the amount of funds available thereunder. Notwithstanding anything to the contrary set forth herein, in no event shall the Purchaser consent to or permit (including by amendment, waiver or otherwise) any assignment, reduction or novation of any commitment of any Lender or Investor under the Debt Commitment Papers or Equity Commitment Letter. Upon any permitted amendment, supplement, modification or replacement of the Debt Commitment Papers (including with respect to any Alternative Financing) or the Equity Commitment Letter in accordance with this Section 5.17(a)(iii), the term “Debt Commitment Papers” shall mean the Debt Commitment Papers as so amended, supplemented, modified or replaced, the term “Equity Commitment Letter” shall mean the Equity Commitment Letter as so amended, supplemented, modified or replaced, and references to “Financings”, “Equity Financing”, “Debt Financing” and/or “Alternative Financing” shall including the financing contemplated by the Debt Commitment Papers and/or the Equity Commitment Letter, as applicable, as so amended, supplemented, modified or replaced.

(iv) The Purchaser shall provide the Seller prompt notice (A) upon receiving written notice or a written communication in respect of, or otherwise obtaining knowledge of, any breach, default, repudiation, cancellation or termination (or any event or circumstance that, with or without the lapse of time, the giving of notice or both, would reasonably be expected to give rise to any breach, default, repudiation, cancellation or termination) by any party (including any Lender or Investor) of the Commitment Letters or any other agreement or document relating to the Debt Financing or Equity Financing, and (B) of any written notice from a party to any Commitment Letter (including any Lender or any Investor), or otherwise obtaining knowledge, that it no longer intends to provide any portion of the Debt Financing or Equity Financing to the Purchaser on the terms set forth therein. The Purchaser shall provide any information reasonably requested by the Seller relating to any circumstance referred to in the immediately preceding sentence. In addition, the Purchaser shall, from time to time upon request (of a reasonable frequency), keep the Seller informed in reasonable detail of the status of the Debt Financing and the Equity Financing.

(v) The Purchaser shall indemnify and hold harmless the Seller, the Acquired Companies and their respective Representatives and Affiliates from and against all losses or damages suffered by, and all claims made against, such Persons in connection with their compliance with, or any actions taken by any of them in connection with, Section 5.17(b), except to the extent suffered or incurred as a result of any such indemnitee’s, or such indemnitee’s respective Representative’s, gross negligence, bad faith, willful misconduct or material breach of this Agreement that would result in the failure of the condition precedent in Section 8.02(a). The Purchaser shall promptly, upon request by the Seller, reimburse the Seller, the Company or any of its Subsidiaries for all reasonable and documented out-of-pocket costs and expenses incurred by such Person in connection with their compliance with, or any actions taken by any of them in connection with, Section 5.17(b).

(b) Seller Cooperation Obligations. Prior to the Closing, the Seller agrees to, and shall use its commercially reasonable efforts to cause its Subsidiaries (including the Acquired Companies) and its and their respective Representatives to, use their respective commercially reasonable efforts to provide, at the Purchaser’s expense, such cooperation and assistance in connection with the arrangement of the Debt Financing or, to the extent expressly provided below, the Equity Financing, as may be reasonably requested by the Purchaser upon reasonable prior notice, including (i) participation by management with appropriate seniority and expertise in a reasonable number of meetings, presentations, road shows, due diligence sessions and sessions with rating agencies in connection with the Debt Financing, (ii) assisting with the preparation of materials for rating agency presentations, offering documents, private placement memoranda, bank information memoranda, prospectuses and similar documents required in connection with the Debt Financing (provided, that, all such rating agency presentations, offering documents, private placement memoranda, bank information memoranda, prospectuses and similar documents shall contain (x) disclosures reflecting Purchaser and its post-Closing subsidiaries as the obligor(s), and (y) disclosures and disclaimers exculpating the Company, the Seller and their respective Affiliates with respect to any liability related to the contents or use thereof by the recipients thereof), and identifying any portion of the information set forth in marketing materials that would constitute material, non-public information regarding the Acquired Companies or any of their respective securities, (iii) delivery of customary authorization letters that authorize the distribution of the confidential information memorandum in connection with (x) the Debt Financing to prospective lenders and (y) the Equity Financing to prospective investors, (iv) furnishing the Purchaser, the Financing Sources and the Investors with the Required Financial Information, and other financial and other pertinent information regarding the Acquired Companies as may be reasonably requested by the Purchaser that are reasonably necessary for the satisfaction of the obligations and conditions set forth in the Debt Commitment Papers and the Equity Commitment Letter, (v) assisting the Purchaser in the preparation of the pro forma financial statements required in connection with the Debt Financing, (vi) cooperating with the Financing Sources in order to allow them to benefit from the existing lending relationships of the Acquired Companies, (vii) solely to the extent required by the Debt Commitment Papers, assisting the Purchaser in procuring corporate and facilities ratings in connection with the Debt Financing, (viii) facilitating the entrance into one or more credit or other agreements reasonably satisfactory to the Purchaser in connection with the Debt Financing to the extent direct borrowings or debt incurrences by the Acquired Companies are contemplated by the Debt Commitment Papers, including participation by senior management of the Acquired Companies in the negotiation of such agreements, provided that none of the Acquired Companies shall be required to enter into any such agreement prior to the Closing, (ix) providing customary payoff letters requested by the Purchaser or the Financing Sources relating to the repayment of existing Indebtedness of the Acquired Companies and the release of related Encumbrances to the extent such debt is required to be repaid hereunder, (x) cooperating with the Purchaser in obtaining accountants’ comfort letters reasonably requested by the Purchaser, at the Purchaser’s cost, and (xi) solely to the extent required by the Debt Commitment Papers, facilitating the entrance into other documents and instruments relating to guarantees, the pledge of collateral and other matters ancillary to the Debt Financing as may be reasonably requested by the Purchaser in connection with the Debt Financing and otherwise reasonably facilitating the pledge of collateral and providing of guarantees contemplated by the Debt Commitment Papers, including participation by senior management of the Acquired Companies in the negotiation of such documents and instruments (provided that the Acquired Companies shall not be required to enter into any such document or instrument prior to the Closing). For the avoidance of doubt, subject to customary confidentiality arrangements, the Purchaser may share the Required Financial Information and any other information and/or material furnished by the Seller or its Subsidiaries in connection with the Debt Financing with the Investors, prospective investors, or otherwise in connection with the Equity Financing. Notwithstanding anything in this Section 5.17(b) to the contrary, nothing in this Section 5.17(b) shall require the Seller, the Acquired Companies or any of their respective Representatives or Affiliates to (A) provide any cooperation, or take any action, to the extent it would unreasonably interfere with the business or operations of the Seller or the Acquired Companies, (B) pay any fees or expenses or otherwise incur any Liabilities (or give any indemnity), or enter into any instrument or Contract, other than, solely in the case of an Acquired Company, any such fee, expense, Liability, instrument or Contract that would become payable or otherwise become effective only upon the occurrence of the Closing, (C) provide access to or disclose any information to the Purchaser or its Representatives or any other Person to the extent such disclosure would reasonably be expected to result in the waiver of the attorney-client privilege, attorney work product protections or similar protections or violate any applicable Law, (D) prepare or deliver any financial statements, financial data or other information other than the Required Financial Information, or (E) take any action that would authorize any formal corporate or similar action that is not subject to the occurrence of the Closing. Notwithstanding any other provision set forth herein, nothing herein shall require any director, manager or officer of any Acquired Company who will not continue to hold such position following the Closing to execute any resolution(s) or written consent(s), or any certification, instrument or agreement, in connection with the Debt Financing or Equity Financing or any agreements or instruments entered into in connection therewith. Notwithstanding anything to the contrary set forth herein, the Seller shall not be deemed in default of, to have failed to comply with, or otherwise be in breach of, its obligations under this Section 5.17(b), and the condition set forth in Section 8.02(a)(ii) as it relates to this Section 5.17(b) shall be deemed satisfied, unless (x) the Seller has knowingly materially breached its obligations under this Section 5.17(b) and (y) the Financing shall have not been obtained primarily as a result of such knowing material breach.

SECTION 5.18. Insurance Matters

(a) After the Closing, with respect to any event or circumstance pertaining to any Acquired Company that relates to the period prior to the Closing and for which claims for coverage have been made prior to the Closing under any insurance policy maintained by the Seller or its Subsidiaries (each, an “Eligible Insurance Claim”), the Seller will (i) provide commercially reasonable assistance to the Acquired Companies to pursue recovery in respect of such Eligible Insurance Claims and (ii) promptly remit, or cause the Seller’s Subsidiaries to remit, any insurance payments received in respect of such Eligible Insurance Claims to the Purchaser.

(b) Prior to the Closing, upon the request and as directed by the Purchaser, the Seller shall cause the Company to obtain a director’s and officer’s liability tail insurance policy that provides coverage for officers and directors of the Acquired Companies at any time prior to the Closing Date, on such terms and conditions as the Purchaser may specify, provided that the Purchaser shall be responsible for, and shall promptly pay when due, the cost of such tail policy.

SECTION 5.19. Capital Expenditures

If the Closing occurs on or after October 31, 2018 but before December 31, 2018, the Seller shall cause the Acquired Companies to make capital expenditures representing not less than 65% of the 2018 CapEx budget set forth on Section 5.19 of the Disclosure Schedule (the “CapEx Budget”). If the Closing occurs on or after December 31, 2018, the Seller shall cause the Acquired Companies to make capital expenditures representing not less than 85% of the CapEx Budget. In the event the Closing has not occurred by December 31, 2018, the Seller and the Purchaser shall cooperate with each other in good faith to determine the appropriate amount of capital expenditures for the period after December 31, 2018.

SECTION 5.20. Redomicile of Overseas Cash

Prior to the Closing, the Seller and the Purchaser shall cooperate with each other in good faith to formulate a plan (the “Cash Redomicile Plan”) for the transfer of Excess Cash in various jurisdictions to the Netherlands or Mauritius (each, a “Cash Redomicile Country”). Upon the parties’ agreement on the Cash Redomicile Plan, the Seller shall, and shall cause the Acquired Companies to, to the extent permissible under applicable Laws, use commercially reasonable efforts to transfer, prior to the Closing, the Excess Cash in each such jurisdiction to a Cash Redomicile Country in accordance with Cash Redomicile Plan. In the event that after the date hereof and prior to the Closing, the Acquired Companies maintain Cash in any jurisdiction not listed on Exhibit 1.01(g), the parties shall cooperate with each other in good faith to determine the Minimum Cash Balance for such jurisdiction based on the same principles used for the determination of Minimum Cash Balance for the other jurisdictions listed on Exhibit 1.01(g) and update Exhibit 1.01(g) accordingly.

SECTION 5.21. Taiwan Product Registrations

(a) The Seller and the Purchaser agree to undertake various activities to achieve an orderly transition of the Business to the Purchaser by transferring from MacDermid Taiwan to the UPL (Taiwan) Limited or its designee the Taiwan Product Registrations, which transfer may not be achieved until after Closing. In order to facilitate business continuity prior to the completion of the transfer of the Taiwan Product Registrations to UPL (Taiwan) Limited or its designee, the Seller has agreed to cause MacDermid Taiwan to permit UPL (Taiwan) Limited to supply and sell Taiwan Products in the Territory under the Taiwan Product Registrations until such time as the Taiwan Product Registrations are transferred to UPL (Taiwan) Limited or its designee. Therefore, the Seller shall cause MacDermid Taiwan to exclusively and with no compensation license and permit UPL (Taiwan) Limited to supply and sell in the Territory the Taiwan Products under the Taiwan Product Registrations during the Product Registrations Transition Period subject to the terms of this Section 5.21.

(b) Until such time as the Taiwan Product Registrations are transferred to UPL (Taiwan) Limited or its designee, the Purchaser shall (and shall cause UPL (Taiwan) Limited to): (i) make no representations or warranties concerning the Taiwan Products except as set out in the Purchaser’s or UPL (Taiwan) Limited’s promotional materials, registration statements, technical bulletins, labels or other written materials

(“Purchaser Product Information”) unless specifically authorized by the Seller in writing; (ii) make no claims regarding the use, performance, or applicability of the Taiwan Products except as contained in Purchaser Product Information, (iii) not represent itself to be an agent of the Seller or MacDermid Taiwan and not act in the name of the Seller or MacDermid Taiwan in any respect whatsoever, (iv) comply with all Laws relating to the sale, transportation, use and storage of the Taiwan Products, (v) respond to any reasonable request by the Seller or MacDermid Taiwan for information the Purchaser or UPL (Taiwan) Limited has that is required by applicable Laws, it being understood by the Purchaser and the Seller that the Purchaser or UPL (Taiwan) Limited, as the case may be, may need to cooperate with certain of the Seller’s or MacDermid Taiwan’s employees or former employees to assist the Seller or MacDermid Taiwan with Taiwan Product Registrations transfer matters, (vi) be solely responsible for maintaining the Taiwan Product Registrations and for paying any and all fees, expenses and other costs associated with the Taiwan Product Registrations (including but not limited to any maintenance, state renewal or discontinuance, and other required fees, fines and/or penalties and any out-of-pocket costs incurred by Seller or MacDermid Taiwan) promptly and until the Taiwan Products bearing the Seller’s or MacDermid Taiwan’s name and/or registration number are no longer sold by the Purchaser or UPL (Taiwan) Limited, as the case may be; provided, however, the Seller and MacDermid Taiwan shall cooperate in such activities and sign all related documents to the extent such documents are required to be prepared in the Seller’s or MacDermid Taiwan’s name, (vii) not make any material changes in the Taiwan Products, the Purchaser Product Information, or the packaging of the Taiwan Products, except with the prior written approval of the Seller or MacDermid Taiwan; (viii) advise the Seller of the Purchaser’s or UPL (Taiwan) Limited’s local representative employee responsible for Taiwan Product Registration matters, and (ix) cooperate with the Seller and MacDermid Taiwan in the Seller’s and MacDermid Taiwan’s efforts to cause the Taiwan Product Registrations to be transferred to UPL (Taiwan) Limited, including without limitation by signing any documents required by the Regulator in connection thereto.

(c) Until such time as the Taiwan Product Registrations are transferred to UPL (Taiwan) Limited or its designee, the Seller shall and shall cause MacDermid Taiwan to: (i) use diligent efforts to cause the Taiwan Product Registrations to be transferred to UPL (Taiwan) Limited or its designee, including without limitation by signing any documents required by the Regulator in connection thereto, (ii) permit UPL (Taiwan) Limited to sell or distribute the Taiwan Products in the Territory at no charge to UPL (Taiwan) Limited and shall permit UPL (Taiwan) Limited to retain all revenues, profits and other income streams from the sale or distribution of the Taiwan Products in the Territory, (iii) refrain from selling or distributing the Taiwan Products in the Territory, (iv) direct and forward all inquiries, correspondence, and other communications from third-parties regarding the Taiwan Products in the Territory to the Purchaser.

(d) Each of UPL (Taiwan) Limited and the Purchaser shall indemnify and hold the Seller and MacDermid Taiwan harmless for any Losses and expenses which the Seller or MacDermid Taiwan suffers in: (i) relation to the sale of any Taiwan

Products subsequent to Closing, including, without limitation any claims, suits, demands, judgements or tax liabilities arising or incurred subsequent to Closing associated with the Taiwan Products and Taiwan Product Registrations, (ii) assisting the Purchaser in complying with its obligations under this Section 5.21 of the Agreement including the payment of maintenance or registration renewal fees associated with the Taiwan Product Registrations; and/or (iii) assisting the Purchaser in complying with its obligations under this Section 5.21, including the commissioning of research, the preparation of any reports and submission of any data to the Regulator or to any Governmental Authority as part of a data call required to maintain the Taiwan Product Registrations prior to the expiry of the Product Registrations Transition Period.

(e) Each of UPL (Taiwan) Limited and the Purchaser is and will remain an independent contractor and nothing in this Agreement shall be construed to create the relationship of agent or partner between any of UPL (Taiwan) Limited or the Purchaser, on the one hand, and any of the Seller or MacDermid Taiwan, on the other hand. Neither the Purchaser nor the Seller is authorized to undertake or assume any obligation on behalf of the other party to this Agreement.

(f) This Section 5.21 shall remain in effect until the expiration of the Product Registrations Transition Period.

ARTICLE VI

EMPLOYEE MATTERS

SECTION 6.01. Employee Benefits

(a) As of the Closing, each employee of the Acquired Companies shall cease to be covered under those equity incentive plans sponsored by the Seller set forth on Exhibit 6.01(a) (the “Retained Plans”). As of the Closing, Purchaser shall (i) recognize the service completed by the employees of the Acquired Companies who continue to be employed by the Purchaser or the Acquired Companies after the Closing (the “Company Employees”) for purposes of determining eligibility, vesting and benefit accrual under any employee benefit plan, program or arrangement maintained by the Purchaser for their employees on or after the Closing Date, in which the Company Employees are eligible to participate and (ii) assume responsibility for the vacation time, personal days and sick leave benefits due to the Company Employees as of the Closing Date; provided, however, that in no event shall such credit result in the duplication of benefits or the funding thereof. The Purchaser shall maintain for the period of at least one year immediately following the Closing Date (A) salary or hourly wages, as applicable, and incentive compensation opportunities for the Company Employees in an amount no less favorable in the aggregate to such Company Employee as the salary or wages paid and incentive opportunities made available in the aggregate to such employee by the Acquired Companies as of the Closing Date (it being understood that the Purchaser may offer cash incentive compensation opportunities in lieu of any equity incentive compensation opportunities offered prior to the Closing Date, and/or offer equity incentive compensation opportunities in lieu of any cash incentive compensation opportunities offered prior to the Closing), and (B) employee benefit plans, programs, policies and fringe benefits (including vacation, personal days and sick leave benefits, but excluding equity-based compensation) that are substantially comparable in value in the aggregate to those available to the employees by the Acquired Companies immediately prior to the Closing Date. Nothing contained in this Agreement shall confer upon any employee any right to continued employment with Purchaser or its Affiliates, nor shall anything herein interfere with the right of Purchaser or its Affiliates to relocate or terminate the employment of any employee at any time after the Closing Date. Furthermore, notwithstanding any provision in this Agreement to the contrary, nothing in this Section 6.01 shall create any third-party beneficiary rights in any Continuing Employee or current or former service provider of the Seller or any Acquired Company (or any beneficiaries or dependents thereof).

(b) Prior to the Closing, the Seller shall cause all Plans and each other employee benefit plan of the Seller, as applicable, covering employees of the Company and the Subsidiaries, other than any equity-based plans and, for the avoidance of doubt, any change in control agreements or arrangements, to be separate and stand-alone plans of the Company and each of the applicable Subsidiaries (the “Stand-Alone Plans”), and to the extent any Stand-Alone Plans are created after the date of this Agreement but prior to the Closing covering employees of the Acquired Companies to the extent permitted under Section 5.01, the Seller shall provide copies of such Stand-Alone Plans to the Purchaser at least ten (10) Business Days prior to the Closing.

SECTION 6.02. Works Councils

In accordance with applicable Law and the terms of any Contract or Plans, prior to the Closing, each party hereto shall reasonably cooperate and consult with the other in connection with any requirement of the Seller or the Acquired Companies to notify, inform or consult with any Works Council in connection with the transactions contemplated by this Agreement, including the preparation and dissemination of any information note required in connection with any Works Council consultation process. In connection with the foregoing, the Seller shall (a) consult with the Purchaser and keep the Purchaser informed of the timeline for any consultation process, (b) provide the Purchaser with reasonable advance notice of, and shall permit the Purchaser to review and shall incorporate the Purchaser’s reasonable comments in, any communication to be given by the Seller or any Acquired Company to any Works Council in connection with the transactions contemplated by this Agreement, (c) provide the Purchaser with reasonable advance notice of, and the opportunity to participate in, any meetings with any Works Council or representatives thereof in connection with the transactions contemplated by this Agreement and (d) promptly provide the Purchaser with any written opinion, similar documentation or summaries of other material communications issued or delivered by any Works Council.

ARTICLE VII

TAX MATTERS

SECTION 7.01. Tax Indemnity; Preparation of Tax Returns

(a) From and after the Closing the Seller shall indemnify and defend the Purchaser and its Affiliates (including the Acquired Companies) and their respective Representatives against, and shall hold each of them harmless from and against, and shall pay and reimburse each of them for, all Income Taxes (or the non-payment thereof) imposed on or with respect to the assets and operations of the Acquired Companies for any Pre-Closing Tax Period or portion thereof and any Seller Taxes except to the extent such Taxes are treated as a liability in calculating Closing Net Working Capital. From and after the Closing the Purchaser shall indemnify and defend the Seller and its Affiliates and their respective Representatives against, and shall hold each of them harmless from and against, and shall pay and reimburse each of them for, all Income Taxes (or the non-payment thereof) imposed on or with respect to the assets and operations of the Acquired Companies for any Post-Closing Tax Period or portion thereof.

(b) The Seller shall prepare, or cause to be prepared, all Income Tax Returns of the Acquired Companies for Tax periods that end on or before the Closing Date (each, a “Seller Tax Return”) that have not been filed on or prior to the Closing Date. The Company or the relevant Operating Subsidiary shall bear the cost of the tax return preparer retained by Seller for this purpose. For this purpose, the parties agree that the tax year of the Company for federal Income Tax purposes shall end at the end of the Closing Date and Purchaser and the Company shall make all elections and take such other actions necessary to effectuate the foregoing, including by including the Company and any of its U.S. Subsidiaries in a consolidated Income Tax Return with Seller. All such Seller Tax Returns shall be prepared in accordance with past practices of the Company or the relevant Operating Subsidiary, respectively, unless a different treatment of any item is required by an intervening change in Law. Seller shall provide such Seller Tax Returns, other than consolidated Income Tax Returns, to the Purchaser and shall pay Purchaser any Taxes shown as due on such Seller Tax Returns for the Pre-Closing Tax Period (except to the extent such Taxes are taken into account in calculating Closing Net Working Capital), other than consolidated Income Tax Returns, within one (1) Business Day before the due date for such Taxes or the due date for filing such Seller Tax Returns, whichever is earlier. The Seller shall be responsible for all non-Income Tax Returns for Tax periods that are due on or before the Closing Date.

(c) The Purchaser shall prepare and file (or cause the Acquired Companies to prepare and file) all Income Tax Returns other than Seller Tax Returns that relate to any Acquired Company for Straddle Periods (“Straddle Tax Returns”). Such Straddle Tax Returns shall be prepared on a basis consistent with those prepared for prior taxable periods unless a different treatment of any item is required by an intervening change in Law. Purchaser shall submit a final draft of each Straddle Tax Return to the Seller for review and approval (which shall not be unreasonably withheld, conditioned or delayed) no later than thirty (30) days prior to the due date for such Straddle Tax Return. The Seller shall pay to the Company within five (5) days following the finalization of each Straddle Tax Return all Income Taxes required to be paid with respect to such Straddle Tax Return to the extent such Income Taxes are allocable to the Pre-Closing Tax Period under Section 7.01(e) and have not been taken into account in the final Closing Net Working Capital or in computing the Purchase Price. If, within twenty (20) days after the receipt of the Straddle Tax Return, the Seller (i) notifies the Purchaser that it disputes the manner of preparation of the Straddle Tax Return or the portion of such Taxes allocable to the Pre-Closing Tax Period calculated by the Purchaser and (ii) provides the Purchaser with a statement setting forth in reasonable detail its computation of the portion of such Taxes allocable to the Pre-Closing Tax Period and its proposed form of the Straddle Tax Return, then Purchaser and the Seller shall attempt to resolve their disagreement within five (5) days following the Seller’s notification of Purchaser of such disagreement. If the Purchaser and the Seller are not able to resolve their disagreement, the dispute shall be submitted to the Accountant. The Accountant will resolve the disagreement in a manner consistent with this Agreement within thirty (30) days after the date on which they are engaged or as soon as possible thereafter. The determination of the Accountant shall be binding on the parties. The cost of the services of the Accountant will be borne by the party whose calculation of the matter in disagreement differs the most from the calculation as finally determined by the Accountant. If each of the party’s calculation differs equally from the calculation as finally determined by the Accountant, then such cost will be borne fifty percent (50%) by the Seller and fifty percent (50%) by the Purchaser. If the Accountant is unable to resolve any such dispute prior to the due date for such Straddle Tax Return, such Straddle Tax Return shall be timely filed as prepared by the Purchaser subject to amendment, if necessary to reflect the resolution by the Accountant.

(d) Purchaser shall not permit any Acquired Company to take any action, other than transactions in the Ordinary Course of Business, consistent with past practice, or transactions contemplated by this Agreement or the Ancillary Agreements or pursuant to any Contract entered into prior to Closing that could increase Seller’s indemnification obligation for Taxes under this Agreement without the prior written consent of the Seller (which shall not be unreasonably withheld, conditioned or delayed). None of Purchaser, any Affiliate of Purchaser, the Company nor any Operating Subsidiary shall (or shall cause or permit any Acquired Company to), unless otherwise required by Law or a taxing authority or consented to by the Seller (which consent shall not be unreasonably withheld, conditioned or delayed), amend, re-file or otherwise modify any Tax Return of the Company or such Operating Subsidiary, with respect to any Pre-Closing Tax Period or any Straddle Period, or extend or waive the statute of limitations with respect to any Taxes for which Seller could have an indemnification obligation under this Agreement.

(e) Whenever it is necessary to determine the liability for Taxes of any Acquired Company for a Straddle Period, the determination of the Taxes of such Acquired Company for the portion of the year or period ending on, and the portion of the year or period beginning after, the Closing Date generally shall be determined by assuming that the Acquired Company had a taxable year or period which ended at the close of the Closing Date, except that exemptions, allowances or deductions that are calculated on an annual basis (such as the deduction for depreciation).

(f) Any Tax refunds received from a Governmental Authority that are received by the Purchaser or the Company or an Operating Subsidiary (or the Affiliates of any of them), and credits in lieu of a cash Tax refund against Tax to which the

Purchaser or Company or any Operating Subsidiary (or the Affiliates of either of them) become entitled, that relate to Pre-Closing Tax Periods (which, for any Straddle Period, shall be determined consistently with the computation of pre-Closing Taxes) shall be for the account of the Seller, except to the extent such Taxes are taken into account in calculating Closing Net Working Capital (subject to Section 5.16), and Purchaser shall pay over to Seller any such refund and interest or the amount of any such credit within five (5) days after receipt or entitlement thereto, net of (i) any reasonable costs associated with obtaining such refund, (ii) any applicable withholding Taxes required to be withheld on such payment, and (iii) any Taxes incurred (net of Tax benefit realized) in respect of the receipt or payment of such refund to Seller.

SECTION 7.02. Tax Cooperation and Exchange of Information

The Seller and the Purchaser shall provide each other with such cooperation and information as either of them reasonably may request of the other (and the Purchaser shall cause the Acquired Companies to provide such cooperation and information) in filing any Tax Return, amended Tax Return or claim for refund, determining a liability for Taxes or a right to a refund of Taxes or participating in or conducting any audit or other proceeding in respect of Taxes. Such cooperation and information shall include providing copies of relevant Tax Returns or portions thereof, together with related work papers and documents relating to rulings or other determinations by taxing authorities. The Seller and the Purchaser shall make themselves (and their respective employees) reasonably available on a mutually convenient basis to provide explanations of any documents or information provided under this Section 7.02. Notwithstanding anything to the contrary in Section 5.02, each of the Seller and the Purchaser shall retain all Tax Returns, work papers and all material records or other documents in its possession (or in the possession of its Affiliates) relating to Tax matters of any Acquired Company for any taxable period that includes the date of the Closing and for all prior taxable periods until the later of (i) the expiration of the statute of limitations of the taxable periods to which such Tax Returns and other documents relate, without regard to extensions or (ii) six (6) years following the due date (without extension) for such Tax Returns. After such time, before the Seller or the Purchaser shall dispose of any such documents in its possession (or in the possession of its Affiliates), the other party shall be given an opportunity, after ninety (90) days prior written notice, to remove and retain all or any part of such documents as such other party may select (at such other party’s expense). Any information obtained under this Section 7.02 shall be kept confidential, except as may be otherwise necessary in connection with the filing of Tax Returns or claims for refund or in conducting an audit or other proceeding.

SECTION 7.03. Conveyance Taxes

Each of the Seller and the Purchaser shall be liable for and agrees to pay fifty percent (50%) of all Conveyance Taxes that may be imposed upon, or payable or collectible or incurred in connection with this Agreement and the transactions contemplated hereby. The Purchaser and the Seller agree to cooperate in the execution and delivery of all instruments and certificates necessary to comply with any pre-Closing filing requirements.

SECTION 7.04. Tax Contests

(a) If Purchaser or an Acquired Company receives notice of any audit, examination or other Tax proceeding from a tax authority involving an Acquired Company (a “Tax Proceeding”) for any Pre-Closing Tax Period for a Tax for which the Seller is liable, Purchaser shall promptly notify Seller in writing of such fact; provided that any failure to give such notice will not waive any rights of the indemnified party except to the extent the rights or obligations of the Seller is actually prejudiced.

(b) The Seller shall have the right to defend the Acquired Company in any Tax Proceeding (including the right to extend or waive any statute of limitations applicable to Taxes for which the Seller is liable) that could materially affect the liability of the Seller (or refunds to which the Seller would be entitled) hereunder at the expense of the Seller if (i) the Seller notifies Purchaser in writing within thirty (30) days after Purchaser has given notice of such Tax Proceeding, (ii) if Seller requested the Company to pay a Tax claimed and sue for a refund, Seller shall have advanced to the Company, on an interest free basis, the full amount the indemnified party is required to pay, and (iii) the Seller conducts the defense of the Tax Proceeding in a commercially reasonable manner.

(c) The Seller shall be entitled to prosecute such Tax Proceeding to a determination in a court of initial jurisdiction, and if the Seller shall reasonably request, to a determination in an appellate court.

(d) Seller shall not be entitled to settle or to contest any claim relating to Taxes unless Purchaser has consented to such settlement, such consent not to be unreasonably withheld, conditioned or delayed.

(e) If, after actual receipt by an Acquired Company or its Affiliates of an amount advanced by Seller pursuant to Section 7.04(b) above, such amount is refunded or credited to the Acquired Company or its Affiliates following judgment or decree of a court that has become final or a binding settlement with an administrative agency having jurisdiction thereof that has become final, the Acquired Company shall promptly pay to Seller any such refund or credit, net of the net Income Tax cost (if any) to the Acquired Company and its Affiliates of (i) the advance of such amount by Seller, (ii) the refund of such amount to Purchaser or its Affiliates and (iii) the payment thereof to Seller.

(f) The provisions of this Section 7.04, rather than the provisions of Section 10.04, shall govern the conduct of any and all Tax Proceedings.

SECTION 7.05. Section 338 Election

(a) At the request and sole expense of the Purchaser, the Seller (and any other necessary Person) shall assist the Purchaser in determining whether an election or elections under Section 338 of the Code (and any corresponding election under state, local, and non-US Law) (each a “Section 338 Election”) with respect to the actual or constructive acquisition of the Shares of the Company or any other Acquired Company pursuant to this Agreement can be made without unreasonable cost, expense, time or effort by the Seller. For the avoidance of doubt, the Seller shall have no obligation to assist Purchaser in making this determination if this would require an unreasonable amount of time or effort by the Seller or otherwise interfere with Seller’s operations, to be determined by Seller in its own discretion. If the Purchaser and the Seller mutually agree that the Purchaser may make a Section 338 Election, then the Purchaser, the Seller, and the Acquired Companies shall report the transaction consistent with such Section 338 Elections and shall not to take any action that could cause such Section 338 Elections to be invalid, and shall take no position contrary thereto. In the event that the Purchaser and Seller agree that the Purchaser may make a Section 338 Election, without limiting the foregoing, the Seller shall cooperate with the Purchaser to properly complete, duly execute and timely file any required IRS Form 8023 (and any corresponding state, local or non-US form) within the time period required by applicable Law.

(b) In the event that the Purchaser and the Seller agree that the Purchaser may make a Section 338 Election in accordance with Section 7.05(a), then the Purchaser shall deliver to the Seller an allocation of the Final Purchase Price (and other applicable amounts for Tax purposes), which allocation shall be reasonably acceptable to the Seller, among the assets of the Acquired Companies in accordance with Section 338 and Section 1060 of the Code and the Treasury Regulations thereunder (and any similar provision of applicable state, local or non-US Law) (the “Purchase Price Allocation”). Each party shall prepare and file, and cause its Affiliates to prepare and file, all required Tax Returns on a basis consistent with the Purchase Price Allocation (including any required IRS Form 8883 and any similar state, local or non-US forms) and shall take no position, and cause its Affiliates to take no position, inconsistent with the Purchase Price Allocation on any Tax Return or in any audit or other Action with respect to Taxes or otherwise. In the event that the Purchase Price Allocation is disputed by any Governmental Authority, the party receiving notice of the dispute shall promptly notify the other party of such dispute, and each party shall use commercially reasonable efforts to defend such Purchase Price Allocation in any audit or other Action and not to settle or otherwise dispose of such audit or other Action without the prior written consent of the other party (such consent not to be unreasonably withheld, conditioned or delayed).

(c) In the event that the Purchaser and Seller agree that the Purchaser may make a Section 338 Election, as soon as practicable (but no later than thirty (30) days) after delivery of the Purchase Price Allocation pursuant to Section 7.05(b), the Seller shall deliver to the Purchaser for review and comment a detailed draft schedule calculating the amount of additional consideration on a “with and without” basis that the Purchaser would need to pay in order to cause the Seller’s after-Tax proceeds from the transactions contemplated under this Agreement, with all requested Section 338 Elections assumed being made, to be equal to the after-Tax net proceeds that the Seller would have received from such transactions, without any Section 338 Election being made, taking into account the U.S. federal, state, local and non-US Income Tax consequences of each requested Section 338 Election as appropriate. The Seller shall provide the Purchaser with all such information as is reasonably requested with respect to the calculation of such amounts. All reasonable comments of the Purchaser shall be considered in good faith by the Seller and, if agreed to by the Seller, incorporated into the calculation of such amounts as finalized (the finalized amount, the “Section 338 Tax Adjustment Amount”).

(d) If any Section 338 Election is made in accordance with this Section 7.05, the Purchaser shall pay the applicable Section 338 Tax Adjustment Amount to the Seller no later than five (5) days prior to the due date (including any extension) for the filing of its U.S. federal Income Tax Return for the taxable year that includes the Closing Date.

SECTION 7.06. Miscellaneous

(a) For purposes of this Article VII, all references to the Purchaser, the Seller, Affiliates, the Company and any Operating Subsidiary include successors.

(b) Notwithstanding any provision in this Agreement to the contrary, the covenants and agreements of the parties hereto contained in this Article VII shall survive the Closing and shall remain in full force until the expiration of the applicable statutes of limitations for the Taxes in question (taking into account any extensions or waivers thereof).

(c) Any Tax sharing agreement or arrangement between the Seller or any of its Affiliates (other than the Acquired Companies), on the one hand, and any of the Acquired Companies, on the other hand, shall have been terminated, and all payments thereunder settled, immediately prior to the Closing with no payments permitted to be made thereunder on and after the date of the Closing.

(d) All payments made under this Article VII shall be treated by the parties as an adjustment to the Purchase Price for Tax purposes, unless otherwise required by Law.

ARTICLE VIII

CONDITIONS TO CLOSING

SECTION 8.01. Conditions to Obligations of the Seller

The obligations of the Seller to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or written waiver, at or prior to the Closing, of each of the following conditions:

(a) Representations, Warranties and Covenants. (i) The representations and warranties of the Purchaser contained in this Agreement shall be true and correct in all respects (disregarding all qualifications or limitations as to “materiality,” “material adverse effect” and words of similar import set forth therein) as of the Closing as though made on and as of such date (other than such representations and warranties that are made as of another date, in which case such representations and warranties shall be true and correct as of such other date), except where the failure of such representations and warranties to be so true and correct has not had and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the Purchaser’s ability to consummate the transactions contemplated by this Agreement, and (ii) the covenants and agreements contained in this Agreement to be complied with by the Purchaser on or before the Closing shall have been complied with in all material respects;

(b) Governmental Approvals. Each of the consents, clearances or authorizations set forth on Exhibit 5.04 attached hereto shall have been obtained and shall be in full force and effect;

(c) No Order. There shall not be in effect any Law or Governmental Order enacted, issued, promulgated, enforced or entered (whether temporary, preliminary or permanent) by any Governmental Authority that has the effect of making the transactions contemplated by this Agreement illegal or otherwise restraining or prohibiting the consummation of such transactions;

(d) Closing Deliveries. The Purchaser shall have delivered or caused to be delivered to the Seller each of the documents that the Purchaser is required to deliver pursuant to Section 2.05;

SECTION 8.02. Conditions to Obligations of the Purchaser

The obligations of the Purchaser to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or written waiver, at or prior to the Closing, of each of the following conditions:

(a) Representations, Warranties and Covenants. (i) (A) The representations and warranties of the Seller contained in this Agreement (other than the Fundamental Warranties and the representations and warranties set forth in Section 3.08(b)) shall be true and correct in all respects as of the Closing (in each case, without giving effect to any “materiality,” or “Material Adverse Effect” qualifiers or words of similar import set forth therein) as though made on and as of such date (other than such representations and warranties that are made as of another date, in which case such representations and warranties shall be true and correct as of such other date), except to the extent that the failure of such representations or warranties to be true and correct would not reasonably be expected to have a Material Adverse Effect, and (B) the Fundamental Warranties of the Seller and the representations and warranties set forth in Section 3.08(b) shall be true and correct in all respects as of the Closing as though made on and as of such date (other than any such representations and warranties that are made as of another date, in which case such representations and warranties shall be true and correct as of such other date), and (ii) the covenants and agreements contained in this Agreement to be complied with by the Seller on or before the Closing shall have been complied with in all material respects;

(b) Governmental Approvals. (i) Each of the consents, clearances or authorizations set forth on Exhibit 5.04 attached hereto shall have been obtained and shall be in full force and effect and (ii) the CFIUS Approval and FIRB Approval shall have been obtained;

(c) No Order. There shall not be in effect any Law or Governmental Order enacted, issued, promulgated, enforced or entered (whether temporary, preliminary or permanent) by any Governmental Authority that has the effect of making the transactions contemplated by this Agreement illegal or otherwise restraining or prohibiting the consummation of such transactions, and no Action commenced by or before a Governmental Authority seeking any such remedy shall be pending;

(d) No Material Adverse Effect. Since the date of this Agreement, there shall not have been any event, circumstance, occurrence, fact, condition, change in or effect that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect;

(e) Closing Deliveries. The Seller shall have delivered or caused to be delivered to the Purchaser each of the documents that the Seller is required to deliver pursuant to Section 2.04; and

(f) Acquisition Agreements. The Seller shall have assigned (or caused the assignment of) each Acquired Company Acquisition Agreement, or the indemnification provisions and further assurances provisions thereunder (as requested in writing by the Purchaser prior to the Closing), to the Company.

SECTION 8.03. Delayed Governmental Approvals

In the event that all conditions set forth in Sections 8.01 and 8.02 (excluding conditions that, by their nature, cannot be satisfied until the Closing) shall have been satisfied or waived, except that the conditions set forth in Sections 8.01(b) and 8.02(b) shall not have been satisfied due to the failure to obtain and maintain in full force and effect as of the Closing any of the consents, clearances or authorizations set forth on Exhibit 8.03, then, to the extent permitted by applicable Law, the parties hereto shall consummate the Closing (including the payment by the Purchaser of the Estimated Purchase Price) and the following provisions will apply in relation to any such jurisdiction (a “Relevant Jurisdiction”):

(a) the parties hereto shall, or shall cause their Affiliates to, enter into such arrangements as will permit the Assets and the Business to the extent relating to the Relevant Jurisdiction (the “Relevant Jurisdiction Assets”) to be held by the Seller separate from and in trust for the benefit of the Purchaser until the relevant consent, clearance or authorisation for that jurisdiction shall have been obtained (the “Relevant Jurisdiction Clearance”);

(b) the Seller shall ensure that the Relevant Jurisdiction Assets are held and operated in the Ordinary Course of Business and the provisions of Section 5.01 shall apply in this regard;

(c) the Purchaser and the Seller shall enter into such arrangements as will ensure that the Relevant Jurisdiction Assets will be ring-fenced from the rest of the Assets and the Business and from the Purchaser and that they will be made subject to separate and distinct reporting, management and control lines to the Seller (the “Hold Separate Arrangements”) only until the Relevant Jurisdiction Clearance has been obtained;

(d) at such time as a Relevant Jurisdiction Clearance is obtained for a Relevant Jurisdiction, the parties hereto shall terminate all Hold Separate Arrangements for the applicable Relevant Jurisdiction Assets; and

(e) the Purchaser and Seller agree that they will bear joint liability in respect of the application of this Section 8.03 and as necessary each will indemnify and hold harmless the other accordingly, provided that in no event shall the Purchaser, the Seller or any of their respective Affiliates be required to take any action that would reasonably be expected to constitute a violation of Law.

ARTICLE IX

TERMINATION

SECTION 9.01. Termination

This Agreement may be terminated at any time prior to the Closing:

(a) by either the Seller or the Purchaser if the Closing shall not have occurred on or prior to December 31, 2019 (the “Termination Date”); provided, however, that the right to terminate this Agreement under this Section 9.01(a) shall not be available to any party whose failure to fulfill any of its obligations under this Agreement shall have been the cause of, or shall have resulted in, the failure of the Closing to occur on or prior to such date;

(b) by either the Purchaser or the Seller in the event that any Governmental Order restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement shall have become final and non-appealable;

(c) by the Seller if the Purchaser shall have breached any of its representations, warranties, covenants or agreements contained in this Agreement which would give rise to the failure of a condition set forth in Section 8.01(a), which breach cannot be or has not been cured prior to the earlier of (i) thirty (30) days after the giving of written notice by the Seller to the Purchaser specifying such breach and (ii) the Termination Date; provided, however, that the Seller shall not have the right to terminate this Agreement pursuant to this Section 9.01(c) if the Seller is then in material breach of its representations, warranties, covenants or agreements contained in this Agreement which would give rise to the failure of a condition set forth in Section 8.02(a);

(d) by the Purchaser if the Seller shall have breached any of its representations, warranties, covenants or agreements contained in this Agreement which would give rise to the failure of a condition set forth in Section 8.02(a), which breach cannot be or has not been cured prior to the earlier of (i) thirty (30) days after the giving of written notice by the Purchaser to the Seller specifying such breach and (ii) the Termination Date; provided, however, that the Purchaser shall not have the right to terminate this Agreement pursuant to this Section 9.01(d) if the Purchaser is then in material breach of its representations, warranties, covenants or agreements contained in this Agreement which would give rise to the failure of a condition set forth in Section 8.01(a);

(e) by the Seller if (i) all of the conditions set forth in Section 8.02 have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing, but are then capable of being satisfied if the Closing were to occur), (ii) the Seller provided written notice to the Purchaser that it was ready and willing to consummate the transactions contemplated by this Agreement and (iii) the Purchaser failed to give effect to the Closing within five (5) Business Days following the later of (A) the Seller’s delivery of such notice and (B) the date on which the Closing should have occurred pursuant to Section 2.03; provided, however, that during such period of five (5) Business Days, no party shall be entitled to terminate this Agreement pursuant to Section 9.01(a);

(f) by the Seller or the Purchaser if all of the conditions set forth in Section 8.01 and Section 8.02 have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing, but are then capable of being satisfied if the Closing were to occur) but the FIRB Approval shall not have been obtained by the Termination Date; or

(g) by the mutual written consent of the Seller and the Purchaser.

SECTION 9.02. Effect of Termination

In the event of termination of this Agreement as provided in Section 9.01, this Agreement shall forthwith become void and there shall be no liability on the part of any party hereto except (a) that Section 5.03, Section 5.17(a)(v), Section 9.03, Article XI and this Section 9.02 will remain in full force and effect and shall survive any termination of this Agreement and (b) that nothing herein shall relieve any party from liability for any willful and material breach of this Agreement occurring prior to such termination.

SECTION 9.03. Purchaser Termination Fee

(a) In the event this Agreement is terminated by (i) the Seller pursuant to Section 9.01(e), (ii) the Seller or the Purchaser pursuant to Section 9.01(a) at a time when (x) the Seller could have terminated this Agreement under Section 9.01(e) or (y) the Purchaser or the Seller could have terminated this Agreement under Section 9.01(f), (iii) the Seller or the Purchaser pursuant to Section 9.01(f), or (iv) the Seller or the Purchaser pursuant to Section 9.01(b) as a result of the issuance of any Governmental

Order, pursuant to the Australian Foreign Acquisitions and Takeovers Act 1975 (Cth), restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement that has become final and non-appealable, the Purchaser shall pay to the Seller by wire transfer of immediately available funds $168,000,000 (the “Purchaser Termination Fee”), without any deductions for withholding or other similar Taxes, within seven (7) Business Days after such termination. If the Purchaser Termination Fee is due pursuant to this Section 9.03, and, in order to obtain the payment thereof, the Seller commences an Action which results in a final judgment not subject to reasonable further appeal (or any settlement payment) against the Purchaser for payment of the Purchaser Termination Fee, the Purchaser shall pay to the Seller its reasonable out of pocket costs and expenses (including reasonable attorneys’ fees) incurred in connection with such Action and enforcing its rights hereunder, together with interest on such amounts at the prime lending rate as published in The Wall Street Journal on the date such payment was required to be made. The Purchaser acknowledges and agrees that the agreements contained in this Section 9.03 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the Seller would not enter into this Agreement.

(b) If the Purchaser Termination Fee is payable and paid to the Seller pursuant to Section 9.03(a), the Seller agrees that (i) the Seller’s right to receive the Purchaser Termination Fee plus any amounts owed pursuant to Section 5.17(a)(v) (the “Recoverable Amounts”) from the Purchaser shall be the Seller’s sole and exclusive remedy against the Purchaser, Purchaser Parent, Investors, any Financing Source, and their respective Representatives relating to or arising out of this Agreement and the transactions contemplated hereby, (ii) upon payment of the Recoverable Amounts, none of the Purchaser, Purchaser Parent, Investors nor any Financing Source, nor any of their respective Representatives, shall have any further liability or obligation to the Seller, its stockholders, the Acquired Companies, or any of their respective Representatives relating to or arising out of this Agreement or the transactions contemplated hereby, including for (A) any loss suffered as a result of any breach of any covenant or agreement in this Agreement or the failure of the transactions contemplated by this Agreement to be consummated and (B) any consequential, special, indirect or punitive damages, and (iii) none of the Seller, its stockholders, the Acquired Companies, nor any other Person shall be entitled to bring or maintain any Action against the Purchaser, Purchaser Parent, Investors, any Financing Source or any of their respective Representatives arising out of or in connection with this Agreement or the transactions contemplated by this Agreement (or the abandonment or termination thereof) or any matters forming the basis for such termination. Under no circumstances will the Seller be entitled to receive both a grant of specific performance and the Purchaser Termination Fee.

(c) Notwithstanding anything herein to the contrary, no Financing Source shall have any liability for any obligations or liabilities of the parties hereto or for any claim (whether in tort, contract or otherwise), based on, in respect of, or by reason of, the transactions contemplated hereby or in respect of any oral representations made or alleged to be made in connection herewith. In no event shall the Seller or any of its Affiliates, and the Seller agrees not to and to cause its Affiliates not to, (i) seek to enforce this Agreement against, make any claims for breach of this Agreement against, or seek to recover monetary damages from, any Financing Source or the Investors or (ii) seek to enforce the commitments against, make any claims for breach of the Debt Commitment Letter or Equity Commitment Letter against, or seek to recover monetary damages from, or otherwise sue, the Financing Sources or the Investors for any reason, including in connection with the Debt Commitment Papers or the obligations of lenders thereunder or the Equity Commitment Letter or the obligations of the Investors thereunder. Nothing in this Section 9.03(c) shall in any way limit or qualify the liabilities of the Financing Sources, the Investors and the other parties to the Financing (or the definitive documents entered into pursuant thereto) to each other thereunder or in connection therewith.

ARTICLE X

INDEMNIFICATION

SECTION 10.01. Indemnification by the Seller

Subject to the limitations expressly set forth in Section 10.06, from and after the Closing, the Seller will indemnify and hold harmless the Purchaser and their Affiliates (including, following the Closing, the Acquired Companies) and their respective directors, officers, equity owners, employees, agents and other advisors and representatives (collectively, the “Purchaser Indemnified Parties”) from and against, and will pay to the Purchaser Indemnified Parties the monetary value of, any and all Losses incurred or suffered by the Purchaser Indemnified Parties arising out of, relating to or resulting from any of the following:

(a) any inaccuracy in or breach of any representation or warranty or other statement of the Seller contained in this Agreement (other than the representations and warranties set forth in Section 3.24);

(b) any nonfulfillment, nonperformance or other breach of any covenant or agreement of the Seller contained in this Agreement;

(c) any inaccuracy in or breach of any representation or warranty set forth in Section 3.24;

(d) any Closing Company Debt or Closing Company Transaction Expenses not included in the Final Purchase Price;

(e) the matters set forth in (i) Exhibit 10.01(e) or (ii) Section 3.11(h) of the Disclosure Schedule or any other Action arising out or relating to any material disposed or alleged to have been disposed by Arysta Brazil at the Para Site (as such terms are defined in the Disclosure Schedule) at any time prior to the Closing ((i) and (ii) collectively, the “Specified Matters”); or

(f) the Seller and its Subsidiaries (other than the Acquired Companies) and their respective businesses, assets, liabilities and employees.

For purposes of this Section 10.01, any inaccuracy in, or breach of any representation or warranty or other statement (other than the representations and warranties set forth in Section 3.06(d)(ii) and Section 3.08(b)), and the amount of any Losses associated therewith, will be determined without regard for any materiality, “Material Adverse Effect” or similar qualification.

SECTION 10.02. Indemnification by the Purchaser

Subject to the limitations expressly set forth in Section 10.06, from and after the Closing, the Purchaser will indemnify and hold harmless the Seller and its directors, officers, equity owners, employees, agents and other advisors and representatives (the “Seller Indemnified Parties”) from and against, and will pay to the Seller Indemnified Parties the monetary value of, any and all Losses incurred or suffered by the Seller Indemnified Parties arising out of, relating to or resulting from any of the following:

(a) any inaccuracy in or breach of any representation or warranty or other statement of the Purchaser contained in this Agreement; or

(b) any nonfulfillment, nonperformance or other breach of any covenant or agreement of the Purchaser contained in this Agreement.

For purposes of this Section 10.02, any inaccuracy in, or breach of any representation or warranty or other statement, and the amount of any Losses associated therewith, will be determined without regard to any materiality, material adverse effect or similar qualification contained therein.

SECTION 10.03. Claim Procedure

(a) A party that seeks indemnity under this Article X (an “Indemnified Party”) will give written notice (a “Claim Notice”) to the party from whom indemnification is sought (an “Indemnifying Party”) containing (i) a description and, if known, the estimated amount of any Losses incurred or reasonably expected to be incurred by the Indemnified Party, (ii) a reasonable explanation of the basis for the Claim Notice to the extent of the facts then known by the Indemnified Party and (iii) a demand for payment of those Losses.

(b) Within thirty (30) days after delivery of a Claim Notice, the Indemnifying Party will deliver to the Indemnified Party a written response in which the Indemnifying Party will either:

(i) agree that the Indemnified Party is entitled to receive all of the Losses at issue in the Claim Notice; or

(ii) dispute the Indemnified Party’s entitlement to indemnification by delivering to the Indemnified Party a written notice (an “Objection Notice”) setting forth in reasonable detail each disputed item, the basis for each such disputed item and certifying that all such disputed items are being disputed in good faith.

(c) If the Indemnifying Party fails to take either of the foregoing actions within thirty (30) days after delivery of the Claim Notice, then the Indemnifying Party will be deemed to have irrevocably accepted the Claim Notice and the Indemnifying Party will be deemed to have irrevocably agreed to pay the Losses at issue in the Claim Notice.

(d) If the Indemnifying Party delivers an Objection Notice to the Indemnified Party within thirty (30) days after delivery of the Claim Notice, then the dispute may be resolved by any legally available means consistent with the provisions of Section 11.12.

(e) Any indemnification of the Purchaser Indemnified Parties pursuant to this Article X will be effected by wire transfer of immediately available funds from the Seller to an account designated by the Purchaser, and any indemnification of the Seller pursuant to this Article X will be effected by wire transfer of immediately available funds to an account designated by the Seller.

(f) The foregoing indemnification payments will be made within five (5) Business Days after the date on which (i) the amount of such payments are determined by mutual agreement of the parties, (ii) the amount of such payments are determined pursuant to Section 10.03(c) if an Objection Notice has not been timely delivered in accordance with Section 10.03(b) or (iii) both such amount and the Indemnifying Party’s obligation to pay such amount have been finally determined by a final Governmental Order of a court having jurisdiction over such proceeding as permitted by Section 11.12 if an Objection Notice has been timely delivered in accordance with Section 10.03(b).

SECTION 10.04. Third Party Claims

(a) If the Indemnified Party seeks indemnity under this Article X in respect of, arising out of or involving a claim or demand, whether or not involving an Action, by another Person not a party to this Agreement other than any Tax Proceeding (a “Third Party Claim”), then the Indemnified Party will include in the Claim Notice (i) notice of the commencement or threat of any Action relating to such Third Party Claim within thirty (30) days after the Indemnified Party has received written notice of the commencement of the Third Party Claim and (ii) the facts constituting the basis for such Third Party Claim and the amount of the damages claimed by the other Person, in each case to the extent known to the Indemnified Party. Notwithstanding the foregoing, no delay or deficiency on the part of the Indemnified Party in so notifying the Indemnifying Party will relieve the Indemnifying Party of any Liability or obligation under this Agreement except to the extent the Indemnifying Party has suffered actual Losses directly caused by the delay or other deficiency.

(b) If the Seller is the Indemnifying Party, the Purchaser shall be entitled to control the defense of any Third Party Claim, provided that all of the out-of-pocket fees and expenses incurred by the Purchaser in connection with such defense will be considered and included as “Losses” for purposes of this Agreement. Notwithstanding the foregoing, the Seller shall be entitled to control the defense of any Third Party

Claim to the extent involving a Specified Matter, provided that (i) such Third Party Claim is not a Special Claim and (ii) the Seller retains counsel for the defense of such Third Party Claims reasonably satisfactory to the Purchaser. A “Special Claim” means any Third Party Claim (A) involving criminal liability or (B) in which any relief other than monetary damages is sought against the Indemnified Party.

(c) The party controlling the defense (the “Controlling Party”) will reasonably advise the party not controlling the defense (the “Noncontrolling Party”) of the status of the Third Party Claim and the defense thereof and, with respect to any Third Party Claim that does not relate to a Special Claim, the Controlling Party will consider in good faith recommendations made by the Noncontrolling Party. The Noncontrolling Party shall be entitled to participate in the defense of the Third Party Claim at its own cost and expense, unless the Noncontrolling Party is the Indemnified Party and the Noncontrolling Party reasonably concludes that the Indemnifying Party and the Indemnified Party have conflicting interests or different defenses available with respect to the Third Party Claim, then the reasonable out-of-pocket fees and expenses of the Noncontrolling Party will be considered and included as “Losses” for purposes of this Agreement. The Noncontrolling Party will furnish the Controlling Party with such information as it may have with respect to such Third Party Claim and related Actions (including copies of any summons, complaint or other pleading which may have been served on such party and any written claim, demand, invoice, billing or other document evidencing or asserting the same) and will otherwise cooperate with and assist in the defense of the Third Party Claim.

(d) If the Indemnified Party is controlling the defense of a Third Party Claim, the Indemnified Party has the right to agree in good faith to any compromise or settlement of, or the entry of any Governmental Order arising from, the Third Party Claim subject to obtaining the prior written consent of the Indemnifying Party, which consent shall not be unreasonably withheld, conditioned or delayed. All amounts paid or payable under such settlement or Governmental Order are Losses that the Indemnifying Party owes to the Indemnified Party under this Article X. The Indemnifying Party will not agree to any compromise or settlement of, or the entry of any Governmental Order arising from, the Third Party Claim without the prior written consent of the Indemnified Party, which consent the Indemnified Party will not unreasonably withhold or delay. The Indemnified Party will have no Liability with respect to any compromise or settlement of, or the entry of any Governmental Order arising from, any Third Party Claim effected without its consent.

(e) Notwithstanding the provisions of Section 11.12, the Seller consents to the non-exclusive jurisdiction of any court in which an Action is brought by another Person against any Purchaser Indemnified Party for purposes of any claim that a Purchaser Indemnified Party may have under this Agreement with respect to the Action or the matters alleged therein. The Seller agrees that process may be served on it with respect to such a claim anywhere in the world.

SECTION 10.05. Survival.

(a) All representations and warranties contained in this Agreement and the covenants that by their terms were to be performed prior to the Closing will survive the Closing for a period of eighteen (18) months following the Closing Date; provided, however, that (i) the Fundamental Warranties and the representations and warranties set forth in Section 3.15 will survive the Closing for a period of seven (7) years following the Closing Date and (ii) the representations and warranties set forth in Section 3.11 will survive the Closing for a period of five (5) years following the Closing Date. The covenants contained in this Agreement shall remain in full force and effect in accordance with their terms (or, if no survival period is specified), indefinitely.

(b) All claims for indemnification under Section 10.01(a), Section 10.01(c) or Section 10.02(a) must be asserted prior to the expiration of the applicable survival period set forth in Section 10.05(a); provided, however, that if an Indemnified Party delivers to an Indemnifying Party, before expiration of the applicable survival period of a representation or warranty as set forth in Section 10.05(a), either a Claim Notice based upon a breach of any such representation or warranty, or a notice that, as a result of a claim or demand made by a Person not a party to this Agreement, the Indemnified Party reasonably expects to incur Losses, then the applicable representation or warranty will survive until, but only for purposes of, the resolution of the matter covered by such notice. If the claim with respect to which such notice has been given is definitively withdrawn or resolved in favor of the Indemnified Party, the Indemnified Party will promptly so notify the Indemnifying Party.

SECTION 10.06. Limitations on Liability

(a) Notwithstanding anything to the contrary contained in this Agreement:

(i) no indemnification payments will be made by or on behalf of the Seller or the Purchaser pursuant to Section 10.01(a), Section 10.01(c) or Section 10.02(a), as the case may be, in respect of any individual claim or series of claims having the same nature or origin where the Losses relating thereto are less than $400,000; provided, however, that the foregoing limitation shall not apply to any indemnification with respect to any Fundamental Warranties or the representations and warranties set forth in Section 3.15;

(ii) the aggregate total amount in respect of which the Seller will be liable to indemnify and hold harmless the Purchaser Indemnified Parties pursuant to Section 10.01(a) (for the avoidance of doubt, after the application of Section 10.06(a)(vi)) will not exceed $14,700,000 (the “Seller’s Cap”); provided, however, that the foregoing limitation shall not apply to any indemnification with respect to any Fundamental Warranties of the Seller or the representations and warranties set forth in Section 3.15;

(iii) the aggregate total amount in respect of which the Seller will be liable to indemnify and hold harmless the Purchaser Indemnified Parties pursuant to Section 10.01(b) and in respect of breaches of Fundamental Warranties and the representations and warranties set forth in Section 3.15 will not exceed the Purchase Price;

(iv) the aggregate total amount in respect of which the Seller will be liable to indemnify and hold harmless the Purchaser Indemnified Parties pursuant to Section 10.01(c) will not exceed $6,000,000;

(v) the aggregate total amount in respect of which the Purchaser will be liable to indemnify and hold harmless the Seller Indemnified Parties pursuant to Section 10.02(a) will not exceed $210,000,000; provided, however, that the foregoing limitation shall not apply to any indemnification with respect to any Fundamental Warranties of the Purchaser; and

(vi) any indemnification payments (excluding litigation costs and attorneys’ fees, costs and expenses) required to be made by or on behalf of the Seller pursuant to Section 10.01(a) shall be reduced by fifty percent (50%); provided, however, that the foregoing shall not apply to any indemnification with respect to any Fundamental Warranties of the Seller or the representations and warranties set forth in Section 3.15.

(b) The Indemnified Party will use its commercially reasonable efforts to mitigate any Losses with respect to which it may be entitled to seek indemnification pursuant to this Agreement.

(c) Nothing in this Agreement (including Section 4.09) will limit the Liability of a party hereto to the other party hereto for fraud or willful misconduct.

(d) Any Loss shall be reduced by any Tax benefit actually realized by an Indemnified Party or an Affiliate of an Indemnified Party in the form of a refund or reduction in Taxes otherwise payable by the applicable Indemnified Party or its Affiliates arising in connection with the accrual, incurrence or payment of any such Losses, including any such Tax benefit arising from a correlative Tax adjustment that has the effect of increasing a Tax for a Pre-Closing Tax Period and decreasing Taxes for a period after the Pre-Closing Tax Period for the taxable year such Loss is incurred; provided that any such Tax benefit shall be determined on a “with and without” basis, after all other Tax items of the Indemnified Party and its Affiliates have been determined without the items giving rise to the Tax benefit.

(e) Notwithstanding anything to the contrary contained herein, (i) the Purchaser Indemnified Parties’ remedy for Losses with respect to breaches of the representations and warranties specified in Section 3.15 (other than Section 3.15(g)) and Section 3.16 shall not include Taxes for any period (or portion thereof) beginning after the Closing Date or Losses attributable thereto and (ii) the Purchaser Indemnified Parties shall not be entitled to indemnification for any Losses with respect to Taxes resulting from any actions or transactions occurring on the Closing Date after the Closing outside of the Ordinary Course of Business.

SECTION 10.07. Satisfaction of Claims

Claims for indemnification by the Purchaser Indemnified Parties pursuant to this Article X shall be satisfied as follows:

(a) With respect to claims made under Section 10.01(b) through Section 10.01(e), indemnified Losses with respect to such claims shall be satisfied from the Seller.

(b) With respect to claims made under Section 10.01(a) other than for any breach in or inaccuracy of any Fundamental Warranties of the Seller or the representations and warranties set forth in Section 3.15, indemnified Losses shall be satisfied as follows:

(i) first, from the Seller until all Losses indemnified pursuant to Section 10.01(a) in the aggregate are equal to the Seller’s Cap; and

(ii) second, from the R&W Insurance Policy until the policy limit under the R&W Insurance Policy has been met.

(c) With respect to claims made under Section 10.01(a) (subject to (x) Section 10.06(a)(iii) and (y) the proviso in Section 10.06(a)(vi)) for any breach in or inaccuracy of any Fundamental Warranties of the Seller or the representations and warranties set forth in Section 3.15, indemnified Losses shall be satisfied as follows:

(i) first, from the Seller until the retention under the R&W Insurance Policy has been met;

(ii) second, from the R&W Insurance Policy until the policy limit under the R&W Insurance Policy has been met; and

(iii) third, from the Seller with respect to any remaining Losses.

SECTION 10.08. Exclusive Remedy

Except in the case of fraud, from and after the Closing, the sole and exclusive remedy of the Purchaser for any matter arising out of the transactions contemplated by this Agreement shall be as set forth in this Article X and Sections 2.06, 7.01 and 11.02.

SECTION 10.09. R&W Insurance Policy

From and after the Closing, the Seller shall cooperate with the Purchaser in connection with any claim made by the Purchaser as an Indemnified Party under the R&W Insurance Policy. Notwithstanding anything herein to the contrary, (a) any indemnification cap shall not limit the Purchaser’s ability to recover indemnified Losses under the R&W Insurance Policy in accordance with the terms thereof, and (b) the terms of the R&W Insurance Policy will be given independent effect from the terms of this Agreement, except to the extent expressly set forth in the R&W Insurance Policy.

SECTION 10.10. Tax Treatment of Indemnification Payments

All indemnification payments made under this Agreement shall be treated by the parties as an adjustment to the Purchase Price for Tax purposes, unless otherwise required by Law.

ARTICLE XI

GENERAL PROVISIONS

SECTION 11.01. Expenses

Except as otherwise specified in this Agreement, all costs and expenses, including, fees and disbursements of counsel, financial advisors and accountants, incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be borne by the party incurring such costs and expenses, whether or not the Closing shall have occurred; provided, however, that each of the Purchaser and the Seller shall be responsible for and shall pay fifty percent (50%) of all filing fees associated with the filings contemplated or required by Section 5.04, including any filing(s) required by the requirements of the antitrust laws of any relevant jurisdiction.

SECTION 11.02. Specific Performance

(a) The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and otherwise to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which they are entitled at law or in equity. Nothing contained herein shall prevent a party from seeking damages in the event that specific performance is not available.

(b) The right of the Seller to obtain an injunction, or other appropriate form of specific performance or equitable relief, in each case, solely with respect to causing the Purchaser to consummate the Closing shall be subject to the requirements that (i) all of the conditions set forth in Section 8.02 have been satisfied (other than those conditions that by their terms are to be satisfied at or shortly before the Closing (provided, such conditions would be satisfied if the Closing were to occur on any relevant date during the pendency of such action for specific performance)), (ii) the Debt Financing has been funded or would concurrently be funded in accordance with the terms thereof at the Closing if the Equity Financing is funded at the Closing (or the agent for the lenders under the Debt Commitment Papers has confirmed in writing that the Debt Financing will be funded subject only the funding of the Equity Financing at the Closing), (iii) the Equity Financing has been funded or would concurrently be funded in accordance with the terms thereof at the Closing if the Debt Financing is funded at the Closing and (iv) the Seller has irrevocably confirmed in writing that if specific performance or other equitable relief is granted and the Equity Financing and Debt Financing are funded, then the Closing will occur. To avoid doubt, the foregoing sentence shall not apply to or otherwise limit the right of the Seller to such injunctions, specific performance or other equitable relief for obligations other than with respect to the obligations of the Purchaser to consummate the Closing.

SECTION 11.03. Notices

All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) (a) by delivery in person, by an internationally recognized overnight courier service, (b) by facsimile or electronic mail with confirmation of transmission by the transmitting equipment (or, the first Business Day following such transmission if the date of transmission is not a Business Day) or (c) by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 11.03):

(a) if to the Seller:

Platform Specialty Products Corporation

1450 Centrepark Boulevard, Suite 210

West Palm Beach, FL 33401

Telephone: [•]

E-mail: [•]

Attention: John Capps

with a copy to:

Greenberg Traurig, LLP

401 East Las Olas Blvd., Suite 2000

Fort Lauderdale, FL 33301

Telephone: (954) 768-8283

E-Mail: beloffd@gtlaw.com

Attention: Donn A. Beloff

(b) if to the Purchaser:

UPL Corporation Limited

5th Floor, Newport Building

Louis Pasteur Street

Port Louis

Mauritius

Telephone: [•]

E-mail: [•]

Attention: Rohit Kumar

with a copy to:

Jones Day

138 Market Street

Level 28 Capital Green

Singapore 048946

Telephone: 65-6538-3939

E-mail: kkumar@jonesday.com;

              dbarsky@jonesday.com

Attention: Karthik Kumar; Dennis Barsky

SECTION 11.04. Public Announcements

No party to this Agreement, nor its Representatives, shall make, or cause to be made, any press release or public announcement in respect of this Agreement or the transactions contemplated by this Agreement or otherwise communicate with any news media without the prior written consent of the other party unless otherwise required by Law or applicable stock exchange regulation, and the parties to this Agreement shall cooperate as to the timing and contents of any such press release, public announcement or communication; provided, however, that nothing in this Section 11.04 shall prohibit the Purchaser or any of its Affiliates from disclosing any information to its investors, potential investors, lenders and annual meeting invitees if such information is of a nature customarily conveyed to investors, potential investors, lenders and annual meeting invitees.

SECTION 11.05. Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any Law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect for so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated by this Agreement are consummated as originally contemplated to the greatest extent possible.

SECTION 11.06. Entire Agreement

This Agreement, the Ancillary Agreements and the Confidentiality Agreement constitute the entire agreement of the parties hereto with respect to the subject matter hereof and thereof and supersede all prior agreements, understandings, representations and undertakings, either written or oral, between the Seller and the Purchaser with respect to the subject matter hereof and thereof. Notwithstanding the foregoing, the Confidentiality Agreement will remain in effect in accordance with its terms as modified pursuant to Section 5.03.

SECTION 11.07. Assignment

This Agreement may not be assigned by operation of law or otherwise without the express written consent of the Seller and the Purchaser (which consent may be granted or withheld in the sole discretion of the Seller or the Purchaser), as the case may be. Notwithstanding the foregoing, the Purchaser may assign this Agreement to (a) an Affiliate of the Purchaser or (b) any lender to the Purchaser or any Affiliate thereof as security for obligations to such lender in respect of the financing arrangements entered into in connection with the transactions contemplated hereby and any refinancing or extensions thereof, provided that no assignment to any such Affiliate or lender shall relieve the Purchaser of its obligations under this Agreement.

SECTION 11.08. Amendment

This Agreement may not be amended or modified except by an instrument in writing signed by, or on behalf of, the Seller and the Purchaser, and that identifies itself as an amendment to this Agreement. Notwithstanding anything in this Agreement to the contrary, the definitions of “Financing Sources” and “Lenders” and the provisions of Section 9.01, Section 9.03(b), Section 9.03(c), Section 11.06, Section 11.10, Section 11.12, Section 11.13 and this Section 11.08 (and any provision of this Agreement to the extent an amendment, modification, waiver or termination of such provision would modify the substance of any such Section) may not be amended, modified, waived or terminated in a manner that adversely affects the Financing Sources or the Investors without the prior written consent of the Financing Sources or the Investors, as applicable, adversely affected thereby.

SECTION 11.09. Waiver

Any party to this Agreement may (a) extend the time for the performance of any of the obligations or other acts of the other party, (b) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered by the other party pursuant hereto or (c) waive compliance with any of the agreements of the other party or conditions to such party’s obligations contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party to be bound thereby. Any waiver of any term or condition shall not be construed as a waiver of any subsequent breach or a subsequent waiver of the same term or condition, or a waiver of any other term or condition of this Agreement. The failure of any party hereto to assert any of its rights hereunder shall not constitute a waiver of any of such rights.

SECTION 11.10. No Third Party Beneficiaries

This Agreement shall be binding upon and inure solely to the benefit of the parties hereto and their respective successors and permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever, including any rights of employment for any specified period, under or by reason of this Agreement. Notwithstanding the foregoing, the Financing Sources and the Investors shall be express third-party beneficiaries of Section 9.01, Section 9.03(b), Section 9.03(c), Section 11.06, Section 11.08, Section 11.12, Section 11.13 and this Section 11.10.

SECTION 11.11. Currency

Unless otherwise specified in this Agreement, all references to currency, monetary values and dollars set forth herein shall mean United States (U.S.) dollars and all payments hereunder shall be made in United States dollars.

SECTION 11.12. Governing Law

This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to the conflict of law rules thereof to the extent that the application of the law of another jurisdiction would be required thereby. All Actions arising out of or relating to this Agreement shall be heard and determined exclusively in any Delaware federal court sitting in Wilmington, Delaware; provided, however, that if such federal court does not have jurisdiction over such Action, such Action shall be heard and determined exclusively in any Delaware state court sitting in Wilmington, Delaware. Consistent with the preceding sentence, the parties hereto hereby (a) submit to the exclusive jurisdiction of any federal or state court sitting in Wilmington, Delaware for the purpose of any Action arising out of or relating to this Agreement brought by any party hereto and (b) irrevocably waive, and agree not to assert by way of motion, defense, or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Agreement or the transactions contemplated by this Agreement may not be enforced in or by any of the above-named courts. Notwithstanding the foregoing, Seller agrees and consents to be subject to the exclusive jurisdiction of the English courts in any suit, action or proceeding commenced by Seller against any Financing Source arising out of, or relating to the Debt Commitment Papers, the Debt Financing or the performance of services thereunder.

SECTION 11.13. Waiver of Jury Trial

EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH OF THE PARTIES HERETO HEREBY (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF THE OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 11.13.

SECTION 11.14. Counterparts

This Agreement may be executed and delivered (including by facsimile or electronic (including .pdf) transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement.

SECTION 11.15. Interpretation

In the negotiation of this Agreement, each party has received advice from its own legal counsel. The language used in this Agreement is the language chosen by the parties to express their mutual intent, and no provision of this Agreement will be interpreted for or against any party because that party or its attorney drafted the provision.

SECTION 11.16. Exhibits and Schedules

The Exhibits and Disclosure Schedule to this Agreement are incorporated herein by reference and made a part of this Agreement.

SECTION 11.17. Privileged Communications; Representation by Greenberg Traurig

(a) Each of the parties to this Agreement hereby agrees, on its own behalf and on behalf of its directors, managers, members, partners, officers, employees and Affiliates, that Greenberg Traurig LLP may serve as counsel to each and any of the Seller and its Affiliates (individually and collectively, the “Seller Representation Group”) in connection with the negotiation, preparation, execution, delivery and performance of this Agreement and the Ancillary Agreements, and the consummation of the transactions contemplated hereby and thereby, and that, following consummation of the transactions contemplated hereby and thereby, Greenberg Traurig LLP (or any successor) may serve as counsel to the Seller Representation Group or any director, manager, member, partner, officer, employee or Affiliate of any member of the Seller Representation Group, in connection with any litigation, claim or obligation arising out of or relating to this Agreement, the Ancillary Agreements or the transactions contemplated by this Agreement or the Ancillary Agreements notwithstanding such representation or any continued representation any Acquired Company, and each of the parties hereto (on its own behalf and on behalf of its Affiliates) hereby consents thereto.

(b) The parties agree to take the steps necessary to ensure that any privilege attaching as a result of Greenberg Traurig LLP representing any Acquired Company solely in connection with the transactions contemplated by this Agreement or the Ancillary Agreements (the “Engagement”) shall survive the Closing and shall remain in effect, provided that such privilege from and after the Closing shall be controlled by the Seller. As to any privileged attorney-client communications between Greenberg Traurig LLP and any Acquired Company prior to the Closing Date that relate to the preparation for or negotiation, documentation and consummation of the transactions contemplated by this Agreement or the Ancillary Agreements (collectively, the “Privileged Communications”), the Purchaser and the Company together with any of their respective Affiliates, Subsidiaries, successors or assigns agree that no such party may use the Privileged Communications in any action against or involving any of the parties hereto after the Closing. Without limiting the generality of the foregoing, upon and after the Closing, solely in the context of a dispute between the Seller and its Affiliates (other than the Acquired Companies) and the Purchaser and its Affiliates with respect to the transactions contemplated by this Agreement or the Ancillary Agreements, (i) the Seller and its Affiliates (and not the Acquired Companies) shall be the sole holders of the attorney-client privilege with respect to the Engagement, and none of any Acquired Company shall be a holder thereof, (ii) to the extent that files of Greenberg Traurig LLP in respect of the Engagement constitute property of the client, only the Seller and their Affiliates (and not the Company or any of its Affiliates) shall hold such property rights and (iii) Greenberg Traurig LLP shall have no duty whatsoever to reveal or disclose any such Privileged Communications to any of any Acquired Company by reason of any attorney-client relationship between Greenberg Traurig LLP and any of any Acquired Company or otherwise. Notwithstanding the foregoing, if a dispute arises after the Closing between the Purchaser or any Acquired Company, on the one hand, and a third party other than (and unaffiliated with) the Seller, on the other hand, then the Purchaser or any Acquired Company (to the extent applicable) may assert the attorney-client privilege to prevent disclosure to such third party of confidential communications by Greenberg Traurig LLP, and, in relation to such dispute, the Seller shall not be permitted to waive its attorney-client privilege with respect to such confidential communications without the Purchaser’s prior written consent.

[Signature page follows]

IN WITNESS WHEREOF, the Seller and the Purchaser have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

PLATFORM SPECIALTY PRODUCTS CORPORATION

By:	/s/ Rakesh Sachdev
Name: Rakesh Sachdev
Title: CEO

UPL CORPORATION LTD.

By:	/s/ Uttam Danayah
Name: Uttam Danayah
Title: Senior Manager